================================================================================

    As filed with the Securities and Exchange Commission on October 9, 2003
                                                 Commission File Nos. 333-106645
                                                                       811-21372

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [_]

     Pre-Effective Amendment No. 1                                [X]
     Post-Effective Amendment No.                                 [_]
          And
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [_]
     Amendment No. 3                                              [X]

                                   ----------

                     FKLA Variable Annuity Separate Account
                           (Exact Name of Registrant)

                      Federal Kemper Life Assurance Company
                           (Name of Insurance Company)

1600 McConnor Parkway, Schaumburg, Illinois                         60196-6801
(Address of Depositor's Principal Executive Offices)                (Zip Code)
Depositor's Telephone Number, including Area Code:                (847) 874-4000

                             Kenneth B. Terwilleger, Esq.
                              1600 McConnor Parkway
                         Schaumburg, Illinois 60196-6801
                     (Name and Address of Agent for Service)

                                   Copies To:
        Frank J. Julian, Esq.                         Joan E. Boros, Esq.
Federal Kemper Life Assurance Company             Christopher S. Petito, Esq.
       1600 McConnor Parkway                            Jorden Burt LLP
   Schaumburg, Illinois 60196-6801            1025 Thomas Jefferson Street, N.W.
                                                          Suite 400E
                                                    Washington, D.C. 20007

                                   ----------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)
     [_]  immediately upon filing pursuant to paragraph (b) of Rule 485
     [_]  on (date) pursuant to paragraph (b) of Rule 485
     [_]  60 days after filing pursuant to paragraph (a)(i) of Rule 485
     [_]  on (date) pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities being Registered: The variable portion of flexible premium modified guaranteed, fixed and variable deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                                PROSPECTUS FOR
                     FEDERAL KEMPER LIFE ASSURANCE COMPANY
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                      FLEXIBLE PREMIUM FIXED AND VARIABLE

                          DEFERRED ANNUITY CONTRACTS
--------------------------------------------------------------------------------
                             ZURICH PREFERRED PLUS
                                   Issued By
                    FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                      and
                     FEDERAL KEMPER LIFE ASSURANCE COMPANY


   This Prospectus describes Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contract") offered by Federal Kemper Life Assurance Company ("we" or "FKLA"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. The Contract may be purchased by natural persons, or by trusts or custodial accounts which hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. The Contract may be purchased only if the oldest Owner and Annuitant have not attained age 81.



   You may allocate Purchase Payments to one or more of the variable options, or the Fixed Account. The Contract currently offers forty-one variable investment options, each of which is a Subaccount of FKLA Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios or Funds:

..  The Alger American Fund (Class O Shares)
..  Alger American Growth Portfolio
..  Alger American MidCap Growth Portfolio
..  Alger American Small Capitalization Portfolio
.. American Century Variable Portfolios, Inc. ("VP") (Class I Shares) .. American Century VP Income & Growth
..  American Century VP Value



..  Dreyfus Investment Portfolios ("Dreyfus IP") (Service Shares)

..  Dreyfus IP MidCap Stock Portfolio
..  The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class)



..  Dreyfus Variable Investment Fund ("Dreyfus VIF")


..  Dreyfus VIF Small Company Stock Portfolio (Service Shares)


..  Dreyfus VIF Money Market Portfolio

..  Fidelity Variable Insurance Products Funds ("VIP")
..  Fidelity VIP Contrafund(R) (Initial Class Shares)
..  Fidelity VIP Equity-Income (Initial Class Shares)
..  Fidelity VIP Growth (Initial Class Shares)
..  Fidelity VIP Index 500 (Service Class 2 Shares)
.. Franklin Templeton Variable Insurance Products Trust (Class 2 Shares) .. Franklin Rising Dividends Securities Fund
..  Franklin Small Cap Value Securities Fund
..  Franklin Strategic Income Securities Fund
..  Franklin U.S. Government Fund
..  Franklin Zero Coupon Fund 2010
..  Mutual Discovery Securities Fund
..  Mutual Shares Securities Fund
..  Templeton Developing Markets Securities Fund
..  INVESCO Variable Investment Funds, Inc. ("INVESCO VIF")
..  INVESCO VIF--Financial Services Fund
..  INVESCO VIF--Health Sciences Fund
..  INVESCO VIF--Real Estate Opportunity Fund
..  INVESCO VIF--Utilities Fund
..  J.P. Morgan] Series Trust II

..  JPMorgan International Equity Portfolio (formerly International
   Opportunities)

..  JPMorgan Mid Cap Value Portfolio
..  JPMorgan Small Company Portfolio
..  Janus Aspen Series (Institutional Shares)
..  Janus Aspen Balanced
..  Janus Aspen Growth

..  Janus Aspen Mid Cap Growth

..  Janus Aspen Worldwide Growth
..  Janus Aspen Series (Service Shares)
..  Janus Aspen Mid Cap Value Portfolio (Perkins)
..  Janus Aspen Small Cap Value Portfolio (Bay Isle)
..  Oppenheimer Variable Account Funds (Service Shares)
..  Oppenheimer Aggressive Growth Fund/VA
..  Oppenheimer Capital Appreciation Fund/VA
..  Oppenheimer Global Securities Fund/VA
..  Oppenheimer High Income Fund/VA
..  Oppenheimer Main Street Fund(R)/VA
..  Oppenheimer Main Street Small Cap Fund(R)/VA
..  Oppenheimer Strategic Bond Fund/VA



   This is a bonus annuity. The expenses for a bonus annuity may be higher than for an annuity without a bonus. The amount of the bonus credit may be more than offset by additional fees and charges associated with the bonus.

   The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.


   This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling (888) 477-9700. A table of contents for the SAI appears on page 45. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.



   The date of this Prospectus is             .


   The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
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                                                                        Page
                                                                        ----
   DEFINITIONS.........................................................   3
   SUMMARY.............................................................   5
   SUMMARY OF EXPENSES.................................................   7
   CONDENSED FINANCIAL INFORMATION.....................................  11
   FKLA, THE SEPARATE ACCOUNT AND THE FUNDS............................  12
   FIXED ACCOUNT.......................................................  17
   THE CONTRACTS.......................................................  17
   CONTRACT CHARGES AND EXPENSES.......................................  26
   THE ANNUITY PERIOD..................................................  30
   FEDERAL INCOME TAXES................................................  35
   DISTRIBUTION OF CONTRACTS...........................................  41
   VOTING RIGHTS.......................................................  42
   REPORTS TO CONTRACT OWNERS AND INQUIRIES............................  42
   DOLLAR COST AVERAGING...............................................  42
   SYSTEMATIC WITHDRAWAL PLAN..........................................  43
   ASSET ALLOCATION SERVICE............................................  43
   SPECIAL CONSIDERATIONS..............................................  44
   LEGAL PROCEEDINGS...................................................  45
   TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION..............  45
   APPENDIX A FEDERAL KEMPER LIFE ASSURANCE COMPANY DEFERRED FIXED AND
     VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT  46

                                  DEFINITIONS

   The following terms as used in this Prospectus have the indicated meanings:



   Accumulation Period--The period between the Date of Issue of a Contract and the Annuity Date when you make premium payments to us.

   Accumulation Unit--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.


   Allocation Option--The forty-one (41) Subaccounts and the Fixed Account available under the Contract for allocation of Purchase Payments, or transfers of Contract Value during the Accumulation Period.


   Annuitant--The person during whose lifetime the annuity is to be paid.

   Annuity Date--The date on which annuity payments from us to the Annuitant start.

   Annuity Option--One of several forms in which annuity payments can be made.

   Annuity Period--The period starting on the Annuity Date when we make annuity payments to the Annuitant.

   Annuity Unit--A unit of measurement used to determine the amount of Variable Annuity payments, after the first Annuity payment.

   Beneficiary--The person you designate to receive any benefits under a Contract upon your death.

   Company ("we", "us", "our", "FKLA")--Federal Kemper Life Assurance Company. Our home office is located at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.


   Contract--A Flexible Premium Fixed and Variable Deferred Annuity Contract.



   Contract Value--The sum of the values of your Fixed Account Contract Value and Separate Account Contract Value during the Accumulation Period.


   Contract Year--Period between anniversaries of the Date of Issue of a Contract.

   Contribution Year--Each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made.

   Date of Issue--The date on which the first Contract Year commences.

   Debt--The principal of any outstanding loan plus any accrued interest. Requests for loans must be made in writing to us.


   Fixed Account--A portion of a Contract that is supported by the assets of our General Account. The Fixed Account provides for a guaranteed fixed rate of return on Contract Value allocated to the Fixed Account.


   Fixed Account Contract Value--The value of your interest in the Fixed
Account.

   Fixed Annuity--An annuity, which does not vary in dollar amount with investment experience.


   Fund or Funds--The Alger American Fund, American Century Variable Portfolios, Inc., Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Variable Investment Fund, Fidelity Variable Insurance Products Funds (which include Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II), Franklin Templeton Variable Insurance Products Trust, INVESCO Variable Investment Funds, Inc., J.P. Morgan Series Trust II, Janus Aspen Series and Oppenheimer Variable Account Funds, including any Portfolios thereunder.

   General Account--All our assets other than those allocated to any legally segregated separate account.



   Non-Qualified Contract--A Contract which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code.

   Owner ("Contract Owner", "you", "your", "yours")--The person designated in the Contract as having the privileges of ownership defined in the Contract.

   Portfolio(s)--The underlying portfolios in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

   Purchase Payment(s)--The dollar amount we receive in U.S. currency to buy the benefits this Contract provides.

   Purchase Payment Bonus ("PPB")--The amount by which we will increase your Purchase Payments on Purchase Payments made within the first fifteen Contract Years.

   Qualified Contract--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

   Separate Account--The FKLA Variable Annuity Separate Account.

   Separate Account Contract Value--The sum of your Subaccount Values.

   Subaccounts--The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Portfolios or Funds.

   Subaccount Value--The value of your allocations to a Subaccount.

   Valuation Date--Each day when a Subaccount is valued. Subaccounts are normally valued every day the New York Stock Exchange is open for trading.


   Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.


   Variable Annuity--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) you specify.

   Withdrawal Charge--The "contingent deferred sales charge" assessed against certain withdrawals of Contract Value in the first eight Contribution Years or against certain annuitizations of Contract Value in the first eight Contribution Years.


   Withdrawal Value--Contract Value minus Debt, any applicable premium tax and any Withdrawal Charge.

                                    SUMMARY


   Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus and Contract before deciding to invest. States may require variations to the Contract. If a State variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus.



   It is important to remember that this Contract is a long-term investment. Consider your need to make withdrawals or terminate this Contract in the short-term as your expenses can outweigh the benefits of the Purchase Payment Bonus offered. We also offer variable annuity contracts that do not provide a Purchase Payment Bonus and, therefore, have lower fees. You should carefully consider whether this Contract is the best variable annuity for you. Generally, this Contract is most suited to those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the Withdrawal Charge to pay for the Purchase Payment Bonus.


   After you have held the Contract for 15 Contract Years, the administration expenses will be decreased by 0.25%. In addition, we will waive Withdrawal Charges on Purchase Payments made after 15 Contract years. However, after 15 Contract Years, additional Purchase Payments will not receive the Purchase Payment Bonus.

   The Contracts provide for investment on a tax-deferred basis and payment of annuity benefits. Both Non-Qualified and Qualified Contracts are described in this Prospectus.

   The minimum initial Purchase Payment is $10,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum initial Purchase Payment is waived for Qualified Contracts that are part of an employer sponsored plan provided that scheduled periodic Purchase Payments of at least $100 will be made in connection with a salary reduction agreement. The minimum subsequent Purchase Payment is $100. The maximum total Purchase Payments for a Contract is $1,000,000. Purchase Payments may not be made after the oldest Owner or Annuitant attains age 81.


   The maximum total Purchase Payments that may be allocated to the Fixed Account each Contract Year is $100,000. Allocations and transfers to the Fixed Account are subject to other restrictions (See "Application of Purchase Payments," page 19 , and "Transfers During the Accumulation Period," page 20.)



   This is a bonus Contract. This means your Contract Value may be increased by the Purchase Payment Bonus. The Purchase Payment Bonus is 4%. There are important limitations on this bonus. (See "Limitations on Your Purchase Payment Bonus," page 19 .)



   Variable accumulations and benefits are provided by crediting Purchase Payments and any Purchase Payment Bonus to one or more Subaccounts that you select. Each Subaccount invests in a corresponding Portfolio or Fund. (See "The Funds," page 12. )


   Contract Value allocated to the Separate Account varies with the investment experience of the selected Subaccount(s).


   We provide for fixed accumulation and benefits in the Fixed Account. Any portion of the Purchase Payment allocated to the Fixed Account is credited with interest daily at a rate we periodically declare that is not to be less than the minimum guaranteed rate. (See "Fixed Account" page 17.)


   The investment risk under the Contract is borne by you, except to the extent that Contract Value is allocated to the Fixed Account and is guaranteed to earn at least the minimum guaranteed rate.




   Transfers between Subaccounts are permitted before and after annuitization, subject to limitations. Restrictions apply to amounts transferred to and from the Fixed Account (See "Transfers During the Accumulation Period" and "Transfers and Conversions During the Annuity Period," pages 20 and 32, respectively.)



   The minimum withdrawal amount is $500. A minimum $500 Contract Value plus Debt must remain after a withdrawal. If less than $500 Contract Value plus Debt remains after a partial withdrawal, we will terminate the Contract. No transfer, rollover, or 1035 exchange is permitted until any outstanding loan on your Contract is paid. Once the outstanding loan is paid, you may request a transfer or rollover.

   No sales charge is deducted from any Purchase Payment. You may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of a Withdrawal Charge. If you withdraw an amount in excess of 10% of the Contract Value less Debt in any Contract Year, the amount withdrawn in excess of 10% is subject to a Withdrawal Charge. The Withdrawal Charge starts at 8% in the first and second Contribution Years and reduces each subsequent Contribution Year. There are no Withdrawal Charges after eight Contribution Years (See "Withdrawal Charge," page 28.) The Withdrawal Charge also applies at the annuitization of Contract Value in the eighth Contribution Year or earlier, except as set forth under "Withdrawal Charge."



   Withdrawals will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals are permitted from Contracts issued in connection with Code Section 403(b) Qualified Plans only under limited circumstances. (See "Federal Income Taxes," page 35.)




   Contract charges include:

      .  Mortality and expense risk charge,

      .  Administration charge,

      .  Records maintenance charge,

      .  Withdrawal Charge,

      .  Applicable premium taxes,

      .  Optional death benefit charges,

      .  Optional MIAA expense charge (See "Asset Allocation Service."), and

      .  Commutation Charge, if applicable.


(See "Summary of Expenses," page 7.) In addition, the Funds pay their investment advisers varying fees for investment advice and also incur other operational expenses. (See the Funds' prospectuses for such information.)



   Automatic Asset Rebalancing and Dollar Cost Averaging are available to you. (See "Automatic Asset Rebalancing" and "Dollar Cost Averaging," pages 26 and 42, respectively.)



   The Contract may be purchased as an Individual Retirement Annuity, Simplified Employee Pension--IRA, Traditional and Roth Individual Retirement Annuity, tax sheltered annuity, and as a nonqualified annuity. (See "Taxation of Annuities in General," page 36 and "Qualified Plans," page 38.)



   You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contact to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, please also include a letter of instruction. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued; however, generally the refund is at least the Contract Value minus any Purchase Payment Bonus as adjusted for any negative investment performance, or any positive investment performance. Thus, if you return the Contract during the "free look" period, you will not receive the Purchase Payment Bonus. (See "The Contracts," page 17.) In addition, a special "free look" period applies in some circumstances to Contracts issued as individual retirement annuities or as Roth Individual Retirement Annuities.



   You may elect, where available, to enter into a separate investment advisory agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG provides asset allocation services under PMG's Managed Investment Advisory Account ("MIAA"). MIAA allocates Contract Value among certain Subaccounts. (See "Asset Allocation Service," page 43.) If you elect to participate in MIAA, charges attributable to the MIAA services will be deducted from your Contract. (See "Summary of Expenses," page 7, and "MIAA Expense Charge," page 29.) For Non-Qualified Contracts, charges deducted from your Contract Value to pay MIAA charges are taxable distributions to you and may subject you to an additional 10% tax penalty. (See "Asset Allocation Program: Tax Treatment of Fees and Charges", page 44.) The MIAA and applicable fees are described more fully in the disclosure statement provided by PMG. MIAA is not available in all states or through all distributors. You should consult with your representative for details regarding the MIAA program, including fees and expenses.

                              SUMMARY OF EXPENSES
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   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.
State premium taxes may also be deducted.

             Contract Owner Transaction Expenses
             Sales Load Imposed on Purchases
             (as a percentage of purchase payments):     None
             Maximum Withdrawal Charge/(1)/
             (as a percentage of amount surrendered):      8%

                                                      Withdrawal
             Contribution Year                          Charge
             -----------------                        ----------
             First Year..............................   8.00%
             Second Year.............................   8.00%
             Third Year..............................   7.00%
             Fourth Year.............................   6.00%
             Fifth Year..............................   5.00%
             Sixth Year..............................   4.00%
             Seventh Year............................   3.00%
             Eighth Year.............................   2.00%
             Ninth Year and Following................   0.00%

             Maximum Transfer Fee:                        $10/(2)/

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 Commutation Charge /(3)/
   An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

      A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of; (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and


      B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.



 Qualified Plan Loan Interest Rates /(4)/


   Loans not subject to ERISA -- 5.50%


    Loans subject to ERISA -- Moody's Corporate Bond Yield Average -- Monthly
                           Average Corporates (rounded to nearest 0.25%)

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/(1)/Each Contract Year, a Contract Owner may withdraw up to 10% of the Contract Value less Debt without incurring a Withdrawal Charge. In certain circumstances we may reduce or waive the Withdrawal Charge. See "Withdrawal Charge."
/(2)/We reserve the right to charge a fee of $10 for each transfer of Contract
     Value in excess of twelve transfers per Contract Year. See "Transfers During the Accumulation Period."

/(3)/This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Option 1, 3 or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under Annuity Option 1. See "Commutation Charge," "Death of Annuitant or Owner" and "Commutable Annuitization Option."


/(4)/Loans are only available under certain qualified plans. Interest rate depends on whether plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The value securing the loan will earn interest at the loan interest rate reduced by not more than 2.5%. See "K. Loans".

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.


      Quarterly Records Maintenance Charge.................... $ 7.50/(5)/

      Separate Account Annual Expenses
        (as a percentage of average Separate Account Contract
        Value)................................................
         Mortality and Expense Risk Charge:...................  1.00%
         Administration Charge:...............................
             Current..........................................  0.50%
             Maximum..........................................  0.70%/(6)/
                                                               ------
      Total Current Separate Account Annual Expenses:           1.50%
                                                               ------
      Total Maximum Separate Account Annual Expenses:           1.70%
                                                               ------
      Optional Death Benefit Charges/(7)/.....................
         Zurich Safeguard/SM/.................................  0.20%
         Zurich Safeguard/SM/ Plus............................  0.35%
                                                               ------
      Total Current Separate Account Annual Expenses including
        Optional Death Benefits...............................  1.85%
                                                               ------
      Total Maximum Separate Account Annual Expenses
        including.............................................  2.05%
                                                               ======



         Other Optional Benefit Expenses.................
         MIAA/(8)/ Initial Set Up Fee.................... $30.00
         MIAA Annual Expense (as a percentage of Contract
           Value)........................................
            Current......................................  0.50%/(9)/
            Maximum......................................  1.00%/(10)/

--------

/(5)/The quarterly records maintenance charge is reduced to $3.75 for Contracts with Contract Value between $25,000 and $50,000 on the date of assessment. There is no charge for Contracts with Contract Value of $50,000 or more. In certain circumstances we may reduce or waive the quarterly records maintenance charge. See "Records Maintenance Charge."


/(6)/We reserve the right for new Contracts to increase the administration charge up to a maximum of 0.70%.


/(7)/The Optional Death Benefit Charges do not apply to the Fixed Account, or
     Dreyfus VIF Money Market Subaccount.


/(8)/The Managed Investment Advisory Account ("MIAA") is an asset allocation service offered by our affiliate, PMG Asset Management, Inc. (See "Asset Allocation Service").


/(9)/Charged quarterly in arrears at the rate of .125% per calendar quarter of Contract Value subject to the MIAA Expense, using an average daily weighted balance methodology. (See "Asset Allocation Service").


/(10)/The MIAA Expense charge may be increased for new Contracts up to a maximum of 1.00%.


   The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.


                                                                          Minimum --  Maximum
Total Annual Fund Operating Expenses/(11)/ (expenses that are deducted from Funds assets, including management fees, distribution and/or service
(12b-1) fees, and other expenses, prior to any fee waivers or expense
reimbursements)..........................................................   .57%  --   2.69%

--------

/(11)/The expenses shown are for the year ended December 31, 2002, and do not reflect any fee waivers or expense reimbursements.

   The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through May 1, 2004. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are 0.53% and 1.83%, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.


   THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                    EXAMPLE


--------------------------------------------------------------------------------

   This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, maximum separate account annual expenses, and Fund fees and expenses.

   The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes the Zurich Safeguard/SM/ Plus and the optional MIAA program with a 1.00% MIAA expense. If these features were not elected or a less costly option were elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

   Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract at the end of the applicable time period:


                      1 year                     3 years
                      ------                     -------
                      $1,416                     $2,520



    (2)a. If you annuitize your Contract at the end of the applicable time period under Annuity Option 2, 3, 4, or 5, or under Annuity Option 1 for a period of 10 years or more/(12)/:



                      1 year                     3 years
                      ------                     -------
                       $626                      $1,845



       b. If you annuitize your Contract at the end of the applicable time period under Annuity Option 1 for a period of less than 10 years/(12)/:



                      1 year                     3 years
                      ------                     -------
                      $1,416                     $2,520


    (3)If you do not surrender your Contract at the end of the applicable time period:


                      1 year                     3 years
                      ------                     -------
                       $626                      $1,845

--------

    /(12)/Withdrawal Charges do not apply if the Contract is annuitized under Annuity Option 2, 3, 4, or 5, or under Annuity Option 1 for a period of 10 years or more. Currently, only a 10 year period is permitted under the Contract.


   The fee table and example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future performance of any Subaccount.

                        CONDENSED FINANCIAL INFORMATION

   Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                   FKLA, THE SEPARATE ACCOUNT AND THE FUNDS


Federal Kemper Life Assurance Company


   We are a stock life insurance company organized under the laws of the State of Illinois. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. In addition to the Contracts, we offer other variable contracts with different benefits, costs and funding vehicles. We are a wholly-owned subsidiary of Banc One Insurance Holdings, Inc. ("BOIH"), a nonoperating holding company. BOIH is a wholly-owned subsidiary of Bank One Corporation.




The Separate Account

   We established the FKLA Variable Annuity Separate Account on May 23, 2003 pursuant to Illinois law. The SEC does not supervise the management, investment practices or policies of the Separate Account or FKLA.

   Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.


   Forty-one Subaccounts of the Separate Account are currently available. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios. We may add or delete Subaccounts in the future.


   The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Funds

   The Separate Account invests in shares of the following Funds:

      .  The Alger American Fund

      .  American Century Variable Portfolios, Inc.



      .  Dreyfus Investment Portfolios

      .  The Dreyfus Socially Responsible Growth Fund, Inc.

      .  Dreyfus Variable Investment Fund

      .  Fidelity Variable Insurance Products Funds

      .  Franklin Templeton Variable Insurance Products Trust

      .  INVESCO Variable Investment Funds, Inc.

      .  J.P. Morgan Series Trust II

      .  Janus Aspen Series

      .  Oppenheimer Variable Account Funds



   The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. Shares of the

Funds may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that the Funds' responses to any of those events insufficiently protects Owners, we will take appropriate action.

   The Funds may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.


   The forty-one Portfolios or Funds are summarized below:


The Alger American Fund

   Alger American Growth Portfolio seeks long-term capital appreciation.

   Alger American MidCap Growth Portfolio seeks long-term capital appreciation.

   Alger American Small Capitalization Portfolio seeks long-term capital appreciation.

American Century Variable Portfolios, Inc.

   American Century VP Income & Growth Portfolio seeks capital growth by investing in common stocks. Income is a secondary objective.

   American Century VP Value Portfolio seeks long-term capital growth. Income is a secondary objective.



Dreyfus Investment Portfolios

   Dreyfus IP MidCap Stock Portfolio seeks investment results that are greater than the total return performance of medium-size domestic companies in the aggregate as represented by the Standard and Poor's MidCap 400(R) Index.

The Dreyfus Socially Responsible Growth Fund, Inc.

   The Fund's primary goal is to provide capital growth with current income as a secondary goal. To pursue this goal, the Fund normally invests at least 80% of its assets in common stocks of companies that, in the opinion of the Fund's Management, not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Dreyfus Variable Investment Fund

   Dreyfus VIF Small Company Stock Portfolio seeks capital appreciation.


   Dreyfus VIF Money Market Portfolio seeks current income, safety of principal and liquidity by investing in high quality money market instruments.


Fidelity Variable Insurance Products Funds

   Fidelity VIP Contrafund(R) Portfolio (Initial Class Shares) seeks long-term capital appreciation.

   Fidelity VIP Equity-Income Portfolio (Initial Class Shares) seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P(R) 500.

   Fidelity VIP Growth Portfolio (Initial Class Shares) seeks capital appreciation.

   Fidelity VIP Index 500 Portfolio (Service Class 2 Shares) seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P(R) 500.

Franklin Templeton Variable Insurance Products Trust

   Franklin Rising Dividends Securities Fund seeks long-term capital appreciation. Preservation of capital is an important secondary consideration.

   Franklin Small Cap Value Securities Fund seeks long-term total return.

   Franklin Strategic Income Securities Fund seeks a high level of current income, with capital appreciation over the long term as a secondary objective.

   Franklin U.S. Government Fund seeks income.

   Franklin Zero Coupon Fund 2010 seeks as high an investment return as is consistent with capital preservation.

   Mutual Discovery Securities Fund seeks capital appreciation.

   Mutual Shares Securities Fund seeks capital appreciation, with income as a secondary goal.

   Templeton Developing Markets Securities Fund seeks long-term capital appreciation.

INVESCO Variable Investment Funds Inc.

   INVESCO VIF--Financial Services Fund seeks capital growth.

   INVESCO VIF--Health Sciences Fund seeks capital growth.

   INVESCO VIF--Real Estate Opportunity Fund seeks capital growth and to earn current income.

   INVESCO VIF--Utilities Fund seeks capital growth and current income.

J.P. Morgan Series Trust II


   JPMorgan International Equity Portfolio seeks to provide high total return from a portfolio of equity securities of foreign companies


   JPMorgan Mid Cap Value Portfolio seeks to provide growth from capital appreciation.

   JPMorgan Small Company Portfolio seeks to provide high total return from a portfolio of small company stocks.

Janus Aspen Series

   Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

   Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital

   Janus Aspen Mid Cap Growth Portfolio (formerly Aggressive Growth) Portfolio seeks long-term growth of capital.

   Janus Aspen Mid Cap Value Portfolio (Perkins) seeks capital appreciation.

   Janus Aspen Small Cap Value Portfolio (Bay Isle) seeks capital appreciation.

   Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

Oppenheimer Variable Account Funds

   Oppenheimer Aggressive Growth Fund/VA seeks capital appreciation by investing in "growth type" companies.

   Oppenheimer Capital Appreciation Fund/VA seeks capital appreciation.

   Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation.

   Oppenheimer High Income Fund/VA seeks a high level of current income.

   Oppenheimer Main Street Fund(R)/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

   Oppenheimer Main Street Small Cap Fund(R)/VA seeks capital appreciation.

   Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities.



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* "Standard & Poor's(R)," "S&P(R)" and "S&P MidCap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. The Dreyfus Corporation has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's(R), and Standard & Poor's(R) makes no representation regarding the advisability of investing in the Portfolio. Additional information may be found in the Portfolio's Statement of Additional Information.

                               -----------------

   The Portfolios may not achieve their stated objectives. More detailed information, including a description of risks involved in investing in the Portfolios, is found in the Funds' prospectuses accompanying this Prospectus, and statements of additional information available from us upon request.


   Fred Alger Management, Inc. serves as the investment adviser for the available Portfolios of The Alger American Fund. American Century Investment Management, Inc. is the investment adviser for the two available Portfolios of the American Century Variable Portfolios, Inc. The Dreyfus Corporation serves as the investment adviser, for the available Portfolio of the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. and the available Portfolios of the Dreyfus Variable Investment Fund. Fidelity Management & Research Company serves as the investment adviser for the available Portfolios of the Fidelity Variable Insurance Products Funds. Fidelity Management & Research (U.K.) Inc. (FMR U.K.), in London, England, Fidelity Management & Research (Far East), Fidelity Investments Japan Limited
(FIJ), in Tokyo, Japan and FMR Co., Inc. (FMRC) serve as the sub-adviser for the Fidelity VIP Contrafund(R) Portfolio. FMR Co., Inc. (FMRC) serves as the sub-adviser for the Fidelity VIP Equity-Income Portfolio and the Fidelity VIP Growth Portfolio. Geode Capital Management, LLC serves as the sub-adviser for the Fidelity VIP Index 500 Portfolio. Templeton Asset Management Ltd. is the investment manager for the available Portfolios of the Franklin Templeton Variable Insurance Products Trust. INVESCO Funds Group, Inc. is the investment adviser for the available Portfolios of the INVESCO Variable Investment Funds Inc. J.P. Morgan Investment Management Inc. is the investment adviser for the available Portfolios of the J.P. Morgan Series Trust II. Janus Capital Management LLC (formerly Janus Capital Corporation) is the investment adviser for the six available Portfolios of the Janus Aspen Series. Oppenheimer Funds, Inc. is the investment manager for the available Portfolios of the Oppenheimer Variable Account Funds. The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.


Change of Investments

   We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another portfolio or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. We will not substitute any shares attributable to any shares held by a Subaccount without prior notice and the SEC's prior approval, if required. The Separate Account may purchase other securities for other series or classes of contracts, or may permit a conversion between series or classes of contracts on the basis of requests made by Owners.

   We may establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company. New subaccounts may be established when marketing needs or investment conditions warrant. New subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more subaccounts, transfer assets, or substitute one subaccount for another subaccount if marketing, tax, or investment conditions warrant. We will notify all Owners of these changes.

   If we deem it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be:

      . operated as a management company under the Investment Company Act of 1940 ("1940 Act");

      . deregistered under that Act in the event such registration is no longer required; or

      .  combined with our other separate accounts.

   To the extent permitted by law, we may transfer the assets of the Separate Account to another separate account or to the General Account.

Performance Information


   The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." The Dreyfus VIF Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of Subaccount's future performance.



   Standardized average annual total return and nonstandardized total return calculations measure a Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments. Standardized average annual total return will be quoted for periods of at least one year, five years and ten years, if applicable. Nonstandardized total return will be quoted for periods of at least one year, three years, five years and ten years, if applicable. In addition, we will show standardized average annual total return for the life of the subaccount and nonstandardized total return for the life of the Portfolio, meaning the time the underlying Portfolio has been in existence. Standardized average annual total return will be current to the most recent calendar quarter. Nonstandardized total return will be current to most recent calendar month. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Standardized performance will also show the effect of contingent deferred sales loads.



   Yield is a measure of the net dividend and interest income earned over a specific seven-day period for the Dreyfus VIF Money Market Subaccount expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period, compounded on a semi-annual basis. The effective yield for the Dreyfus VIF Money Market Subaccount is calculated similarly, but includes the effect of assumed compounding calculated under rules prescribed by the SEC. The Dreyfus VIF Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.



   The Subaccounts' performance figures and Accumulation Unit values fluctuate. The standardized performance figures reflect the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge, the maximum charge for the MIAA program and the Optional Enhanced Death Benefit rider. The nonstandardized performance figures reflect the deduction of all expenses and fees, excluding withdrawal charges and a prorated portion of the Records Maintenance Charge. The nonstandardized performance figures may include the current charge for the MIAA program and the Optional Enhanced Death Benefit rider.

   The Subaccounts may be compared to relevant indices and performance data from independent sources, including the Dow Jones Industrial Average, the Standard & Poor's(R) 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's(R) Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index and the Morgan Stanley Capital International Europe, Australia, Far East Index. Please note the differences and similarities between the investments that a Subaccount may purchase and the investments measured by the indexes. In particular, the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or portfolio expenses. In addition, certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The Subaccounts are not insured and the value of their units will fluctuate.

   From time to time, we may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

                                 FIXED ACCOUNT

   Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 ("1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account or the interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


   Under the Fixed Account, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.


   We guarantee that payments allocated to the Fixed Account earn a minimum fixed interest rate not less than the minimum rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. We reserve the right to change the amount of excess interest credited. We also reserve the right to declare different rates of excess interest depending upon when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.

                                 THE CONTRACTS

A. GENERAL INFORMATION.

   The minimum initial Purchase Payment is $10,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum initial Purchase Payment is waived for Qualified Contracts that are part of an employer sponsored plan provided that scheduled periodic Purchase Payments of at least $100 will be made in connection with a salary reduction agreement. The minimum subsequent Purchase Payment is $100.

   The maximum total Purchase Payments that may be made under the Contract is $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

   The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $100,000. Purchase Payments that are made under a systematic investment program that has been approved by us are not subject to this limitation. However, we reserve the right to modify or terminate this provision and subject all Purchase Payments to the $100,000 limitation.

   We reserve the right to not allow allocation of any Purchase Payments to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.

   We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. We may, at any time, amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

   Generally, a bonus contract has higher expenses than a similar annuity without a bonus credit. You should consider the expenses along with the features and enhancements to be sure a bonus annuity meets your financial needs and goals. In certain circumstances you might be worse off due to a bonus credit.


   You may examine the Contract and return it for a refund during the "free look" period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. The amount of the refund depends on the state in which the Contract is issued. Generally, it will be an amount at least equal to the Contract Value, determined without consideration of the Purchase Payment Bonus, or any deduction for Records Maintenance Charges on the date we receive the returned Contract. If you return the Contract during the free look period you will not receive the Purchase Payment Bonus nor will the amount you receive be affected by any gain or loss on the Purchase Payment Bonus before you return the Contract. Some states require the return of the Purchase Payment. In addition, a special free look period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities.



   You designate the beneficiary. During the Accumulation Period and prior to the death of an Owner, you may change a Beneficiary at any time by signing our form. After the Annuity Date, the Beneficiary may be changed prior to the death of an Owner or the Annuitant. However, in the case of joint owners, the surviving joint owner is automatically the primary beneficiary and cannot be changed. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of a Beneficiary change. If you die, and no designated Beneficiary or contingent Beneficiary is alive at that time, we will pay your estate.


   Amounts payable during the Annuity Period may not be assigned. In addition, to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.



   Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Contract may not be assigned.

   The Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. Any replacement or additional Annuitant must not have attained age 81 prior to the date the Contract was issued. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Contracts.

B. PURCHASE PAYMENT BONUS.

   This is a bonus Contract. This means that your Purchase Payments may be increased by the Purchase Payment Bonus ("PPB") prior to your allocation selection. It is important to remember that this Contract is a long-term investment. Consider your need to make withdrawals from or terminate the Contract in the short-term as your expenses can outweigh the benefits of the PPB offered.


   We also offer variable annuity contracts that do not provide a PPB and, therefore, have lower fees. You should carefully consider whether the Contract is the best variable annuity for you. Generally the Contract is most suited for those who intend to hold it for a relatively long time. We use a portion of the mortality and expense risk charges and the Withdrawal Charge to help recover the cost of providing the PPB under the Contract. We expect to make a profit from these charges. Under certain circumstances (such as a period of poor market performance) the cost associated with the PPB may exceed the sum of the PPB and any related earnings. You should consider this possibility before purchasing the Contract.

   The PPB currently is 4%. The PPB offered at Contract issue is guaranteed for as long as you own the Contract. No PPB is applied after 15 Contract Years. The PPB is not considered to be "investment in the contract" for income tax purposes. (See "Federal Income Taxes.")

C. LIMITATIONS ON YOUR PURCHASE PAYMENT BONUS.

   There are important limitations on your PPB. These limitations are:

      . You will not receive the PPB if you return the Contract during the free look period. We assume all investment risk on the forfeited PPB.

      . You will not receive the PPB on Purchase Payments we receive after the Contract's 15th Contract Anniversary.

      . We reserve the right to not increase a Purchase Payment by the Purchase Payment bonus if at the time the Purchase Payment is made, the sum of partial withdrawals and loans made under the contract exceeds the sum of Purchase Payments and loan repayments.

D. APPLICATION OF PURCHASE PAYMENTS.


   You allocate your Purchase Payments to the Subaccount(s) and/or the Fixed Account. Your PPB will be allocated ratably pursuant to your Purchase Payment allocation. Each Purchase Payment allocated to a Subaccount purchases a number of Accumulation Units, determined by the Accumulation Unit value as computed after we receive the Purchase Payment. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to the Fixed Account begin earning interest one day after we receive them. With respect to initial Purchase Payments, the amount is credited no later than 2 business days after the application for the Contract is complete. After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed after we receive the Purchase Payment.



   The number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount, other than the Records Maintenance Charge. The number of Accumulation Units is reduced when the Records Maintenance Charge is assessed (See "Records Maintenance Charge" below).


   If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within 5 business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the 5 day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.



E. ACCUMULATION UNIT VALUE.

   Each Subaccount has an Accumulation Unit value for each combination of asset based charges. When Purchase Payments or other amounts are allocated to a Subaccount, the number of units credited is based on the Subaccount's Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are canceled in a similar manner.

   The Accumulation Unit value for each subsequent Valuation Period is the relevant investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period.

   Each Subaccount has its own investment experience factor for each combination of asset based charges. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

   The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:

   (a divided by b) minus c, where:


      (a) is:



      . the net asset value per share of the Portfolio held in the Subaccount as of the end of the current Valuation Period; plus



      . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus


      . a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;


      (b) is the net asset value per share of the Portfolio held in the Subaccount as of the end of the preceding Valuation Period;



      (c) is the factor representing asset-based charges (the mortality and expense risk and administration charges plus any applicable charges for optional death benefits).





F. CONTRACT VALUE.


   On any Valuation Date, Contract Value equals the total of:

      .  the number of Accumulation Units credited to each Subaccount, times

      . the value of a corresponding Accumulation Unit for each Subaccount, plus



      .  your Fixed Account Contract Value.


G. TRANSFERS DURING THE ACCUMULATION PERIOD.



   During the Accumulation Period, you may transfer your Contract Value among the Subaccounts and the Fixed Account, subject to the following provisions:



      . the minimum amount which may be transferred is $100 for each Subaccount and Fixed Account or, if smaller, the remaining value in the Subaccount or Fixed Account;



      . no partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $100, unless the transfer will eliminate your interest in the applicable account;


      . no transfer may be made within seven calendar days of the date on which the first annuity payment is due;




      . total transfers out of the Fixed Account in any Contract Year may not exceed 25% of the value of the Fixed Account as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future. The entire Fixed Account Contract Value may be transferred if a transfer out of the Fixed Account would otherwise result in a Fixed Account Contract Value less than $5,000.


      . a transfer out of the Fixed Account is limited to the amount which exceeds Debt and any Withdrawal Charge applicable to the Fixed Account Contract Value.


      . total transfers into the Fixed Account in any Contract Year, that would be credited a current interest rate of 3% or less, may not exceed 25% of the Contract Value as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the issue date. Transfers made under a systematic investment program approved by us are not currently subject to this limitation but we reserve the right to impose this or a modified limitation on such transfers in the future.


      . we reserve the right to not allow any transfer into the Fixed Account if the Fixed Account interest rate applicable to such transfer would be less than or equal to 3%.

      . we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request received during such a period will not be processed unless resubmitted and received after the 15-day period.


      . we reserve the right to charge $10 for each transfer in excess of 12 in a Contract Year.





   If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we take no responsibility for any third party asset allocation or investment advisory service or program. We may suspend, limit or cancel acceptance of an unaffiliated third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.


   We make transfers pursuant to written or telephone instructions specifying in detail the requested changes. Transfers involving a Subaccount are based upon the Accumulation Unit values, as calculated after we receive transfer instructions. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone transfer.


   The following transfers must be requested through standard United States mail:



      .  transfers in excess of $250,000 per Contract, per day, and



      . transfers into and out of the Janus Aspen Worldwide Growth, JPMorgan International Equity, Mutual Discovery Securities, Oppenheimer Global Securities and Templeton Developing Markets Securities Subaccounts in excess of $50,000 per Contract, per day.



These administrative procedures have been adopted under the Contract to protect the interests of the remaining Contract Owners from the adverse effects of frequent and large transfers into and out of variable annuity Subaccounts that can adversely affect the investment management of the underlying Portfolios.



   We may suspend, modify or terminate the transfer provisions. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible.



H. MARKET TIMING.


   This Contract is not designed for professional market timing organizations, or other organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the Subaccounts and may be detrimental to Owners. Further, these short-term strategies are particularly inappropriate for attaining long-term retirement goals or for the protection of heirs. Consequently, we reserve the right, at our sole discretion and without prior notice, to take action when we identify market-timing strategies detrimental to Owners.


I. WITHDRAWALS DURING THE ACCUMULATION PERIOD.



   You may redeem some or all of the Contract Value minus Debt and Withdrawal Charges. Withdrawals will have tax consequences. (See "Federal Income Taxes.") A withdrawal of the entire Contract Value is called a surrender. Your ability to surrender may be limited by the terms of a qualified plan. (See "Federal Income Taxes".)


   In any Contract Year, you may make a partial withdrawal, subject to the following:


      . the partial withdrawal must be at least $500 or the value that remains in the Fixed Account or Subaccount, if smaller,



      . at least $100 must remain in a Subaccount after a withdrawal unless the account is eliminated by the withdrawal.



      . at least $100, plus Debt and any Withdrawal Charge attributable to the Fixed Account Contract Value must remain in the Fixed Account after a withdrawal unless the Fixed Account is eliminated by the withdrawal.



      . at least $500 of Contract Value plus Debt must remain in the Contract after the withdrawal or the withdrawal will be treated as a full surrender, and

      . direct transfers, rollovers, and exchanges are not permitted if there is an outstanding loan.


      . withdrawals will first reduce Purchase Payments in the chronological order in which they were received and then reduce any earnings.



   If Contract Value is allocated to more than one Allocation Option, you must specify the source of the partial withdrawal. If you do not specify the source, we (1) cancel Accumulation Units on a pro rata basis from all Subaccounts in which you have an interest, and (2) redeem ratably from the Fixed Account.


   Election to withdraw shall be made in writing to Federal Kemper Life Assurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 and should be accompanied by the Contract if surrender is requested. Withdrawal requests are processed only on days when the New York Stock Exchange is open. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values, as calculated after we receive the request. The Withdrawal Value attributable to the Subaccounts is paid within 7 days after we receive the request. However, we may suspend withdrawals or delay payment:

      .  during any period when the New York Stock Exchange is closed,

      . when trading in a Portfolio is restricted or the SEC determines that an emergency exists, or

      .  as the SEC by order may permit.


   For withdrawal requests from the Fixed Account, we may defer any payment for up to six months, as permitted by state law. During the deferral period, we will continue to credit interest at the current applicable interest rates.


   A participant in the Texas Optional Retirement System ("ORP") must obtain a certificate of termination from the participant's employer before the Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.


   Withdrawals will reduce the death benefit in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the death benefit is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the death benefit is then reduced to $75,000 as shown below.


      .  $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;


      .  $100,000 X 25% = $25,000 of death benefit reduction; and



      .  $100,000 death benefit - $25,000 = $75,000 remaining death benefit.





J. DEATH BENEFITS.





Standard Death Benefit


   If you have not elected an Optional Enhanced Death Benefit rider, we will pay a death benefit if an owner dies before the Annuity Date. If death occurs prior to the oldest Owner's 75/th/ birthday, the death benefit will be the greater of:


      .  the Contract Value, less Debt, and


      . the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all adjustments for withdrawals.

   If death occurs on or after the oldest owner's 75/th/ birthday, the death benefit is the Contract Value minus Debt.

   The adjustment for withdrawals described above is a dollar amount determined for each withdrawal which is equal to (1) divided by (2), with the result multiplied by (3), where:

      (1) is the amount of the withdrawal and withdrawal charges,

      (2) is the Contract Value immediately prior to the withdrawal, and

      (3) is the value of the death benefit immediately prior to the withdrawal.

Optional Enhanced Death Benefit Riders

   There are two Optional Enhanced Death Benefit ("OEDB") riders available under the Contract, Zurich Safeguard/SM/ and Zurich Safeguard/SM/ Plus. We may discontinue the offering of the OEDB riders at any time. The OEDB riders may not be available in all states.

   The calculation of benefits under the OEDB riders changes after you attain age 81 and certain accruals of benefits cease after that age. Therefore, the OEDB riders may not be appropriate depending on your proximity to age 81. Prior to electing an OEDB rider, you should carefully consider the benefits available based on your age.


   The investment options under the Contract are categorized as "Class 1 Accumulation Options" or "Class 2 Accumulation Options" solely for purposes of calculating the benefits and charges attributable to the OEDB. The Class 1 Accumulation Options are the Fixed Account and the Dreyfus VIF Money Market Subaccounts. All other options are Class 2 Accumulation Options.


   You may elect an OEDB rider only on the initial Contract application. You cannot elect an OEDB rider after the date we issue the Contract.


   If you elect an OEDB rider, the Death Benefit paid upon the death of an Owner will be based on the option you selected.


Zurich Safeguard/SM/

   Zurich Safeguard/SM/ may be elected only if the oldest Owner is age 80 or younger at the date of application. The current charge for Zurich Safeguard/SM/ is 0.20% of applicable Contract Value (See "Contract Charges and Expenses").

   If you elect Zurich Safeguard/SM/, the death benefit will be equal to the greatest of the following, less Debt:


      (1) Contract Value;



      (2) the Purchase Payment Death Benefit, described below; and



      (3) the Step-Up Death Benefit, described below.


Zurich Safeguard/SM/ Plus

   Zurich Safeguard/SM/ Plus may be elected only if the oldest Owner is age 75 or younger at the date of application. The current charge for Zurich Safeguard/SM/ Plus is 0.35% of applicable Contract Value (See "Contract Charges and Expenses").

   If you elect Zurich Safeguard/SM/ Plus, the death benefit will be equal to the greatest of the following, less Debt:


      (1) Contract Value;



      (2) the Purchase Payment Death Benefit, described below;



      (3) the Step-Up Death Benefit, described below; and



      (4) the Roll-Up Death Benefit, described below.



   The Purchase Payment Death Benefit for the Contract is equal to:



      .  the sum of all Purchase Payments,



      .  decreased by any premium taxes, and



      .  decreased by any adjustments for withdrawals, described below.





   The Step-Up Death Benefit on the Issue Date is equal to the initial Purchase Payment less premium taxes. On each subsequent Contract Anniversary, prior to the oldest Owner's 81/st/ birthday, the Step-Up Death

Benefit equals the greater of (1) and (2) below. On all other Valuation Dates the Step-Up Death Benefit is equal to (2) below.



      (1) Contract Value; or



      (2) The Step-Up Death Benefit on the prior Contract Anniversary plus:



          a) any Purchase Payments less premium taxes since the prior Contract Anniversary; and less:



          b) the amount of all adjustments for withdrawals since the prior Contract Anniversary.



   The Roll-Up Death Benefit is equal to the sum of the Roll-Up Death Benefit for Class 1 Accumulation Options and the Roll-Up Death Benefit for Class 2 Accumulation Options.





   The Roll-Up Death Benefit for Class 1 Accumulation Options on the Issue Date is equal to the initial Purchase Payment less premium taxes allocated to the Class 1 Accumulation Options. On each subsequent Valuation Date, the Roll-Up Death Benefit for Class 1 Accumulation Options is adjusted by adding to the prior value:





      (1) any subsequent Purchase Payments less premium taxes allocated to the Class 1 Accumulation Options, and



      (2) any adjustments for transfers to Class 1 Accumulation Options, and subtracting:



      (3) any adjustments for transfers from Class 1 Accumulation Options, and



      (4) the amount of any adjustment for withdrawals from the Class 1 Accumulation Options.



   The Roll-Up Death Benefit for Class 2 Accumulation Options on the Issue Date is equal to the initial Purchase Payment less premium taxes allocated to the Class 2 Accumulation Options. On each subsequent Valuation Date, the Roll-Up Death Benefit for Class 2 Accumulation Options is adjusted by adding to the prior value:



      (1) interest at 5% per annum on the Roll-Up Death Benefit for Class 2 Accumulation Options, provided, however, that interest is not credited after the oldest Owner's 80/th/ birthday or whenever the Roll-Up Death Benefit equals or exceeds twice the amount of the Purchase Payment Death Benefit, and



      (2) any subsequent Purchase Payments less premium taxes allocated to the Class 2 Accumulation Options, and



      (3) any adjustments for transfers to Class 2 Accumulation Options, and subtracting:



      (4) any adjustments for transfers from Class 2 Accumulation Options, and



      (5) the amount of any adjustment for withdrawals from the Class 2 Accumulation Options.



Adjustments for Withdrawals (Purchase Payment Death Benefit and Step-Up Death Benefit)



   Withdrawals and withdrawal charges will reduce the Purchase Payment Death Benefit and the Step-Up Death Benefit on a pro rata basis. (See "Withdrawals During the Accumulation Period.") For each withdrawal, we make an adjustment equal to (1) divided by (2), with the result multiplied by (3), where:



      (1) is the withdrawal and withdrawal charge amount,



      (2) is the Contract Value immediately prior to the withdrawal, and



      (3) is the value of the death benefit immediately prior to the withdrawal.



Adjustments for Transfers and Withdrawals (Roll-Up Death Benefit)



   Transfers from Class 1 Accumulation Options to Class 2 Accumulation Options will reduce the Roll-Up Death Benefit for Class 1 Accumulation Options on a pro rata basis. The resulting increase in the Roll-Up Death Benefit for the Class 2 Accumulation Options is equal to the reduction in the Roll-Up Death Benefit for the Class 1 Accumulation Options.



   Transfers from Class 2 Accumulation Options to Class 1 Accumulation Options will reduce the Roll-Up Death Benefit for the Class 2 Accumulation Option on a pro rata basis. The resulting increase in the Roll-Up Death Benefit for Class 1 Accumulation Options is equal to the reduction in the Roll-Up Death Benefit for the Class 2 Accumulation Options.

   The adjustment for transfers and withdrawals from Class 1 Accumulation Options is equal to (1) divided by (2), with the result multiplied by (3), where:



      (1) is the withdrawal and withdrawal charge or transfer amount,



      (2) is the Contract Value allocated to the Class 1 Accumulation Options immediately prior to the withdrawal or transfer, and



      (3) is the value of the Roll-Up Death Benefit for the Class 1 Accumulation Options immediately prior to the withdrawal or transfer.



   The adjustment for transfers and withdrawals from Class 2 Accumulation Options is equal to (1) divided by (2), with the result multiplied by (3), where:



      (1) is the withdrawal and withdrawal charge or transfer amount,



      (2) is the Contract Value allocated to the Class 2 Accumulation Options immediately prior to the withdrawal or transfer, and



      (3) is the value of the Roll-Up Death Benefit for the Class 2 Accumulation Options immediately prior to the withdrawal or transfer.




   The above information regarding the OEDB is a summary of the provisions contained in the rider to your Contract that will be issued if you elect an OEDB. You should consult the rider for additional details. The provisions of the rider are controlling.

   If the Owner is a non-natural person, the OEDB will be based on the age of the oldest Annuitant.


Payment of Death Benefits



   The applicable death benefit will be paid to the designated Beneficiary if an Owner dies during the Accumulation Period. If a joint Owner dies during the Accumulation Period, a death benefit will be paid to the surviving joint Owner. If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant during the Accumulation Period. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under the Contract.



   We compute the applicable Contract Value under the death benefit at the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. The proof may be a certified death certificate or any other written proof satisfactory to us. We compute the other applicable values under the death benefit as of the date of death.




   The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

   If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

   If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following.


      . The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Dreyfus VIF Money Market Subaccount. The successor Owner may subsequently transfer this amount from the Dreyfus VIF Money Market Subaccount to other investment options under the Contract.

      . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if: (1) the Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

      . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

      .  Any OEDB rider in effect will terminate as of the date of your death.

      . Your surviving spouse may elect any OEDB rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

      . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.


K. LOANS.


   The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code ("Code") or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under Code Section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.


   Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.



   Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate is 5.50%. If your Contract is subject to ERISA, the interest rate is based on Moody's Corporate Bond Yield Average -- Monthly Average Corporates (rounded to the nearest 0.25%). While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.


   If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.


L. AUTOMATIC ASSET REBALANCING.



   We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual or annual basis. Contract Value held under the Dollar Cost Averaging program is not eligible for this option. There is currently no charge for this service.

                         CONTRACT CHARGES AND EXPENSES

   We deduct the following charges and expenses:

      .  mortality and expense risk charge,

      .  administration charge,

      .  optional death benefit charges,

      .  records maintenance charge,

      .  withdrawal charge,

      .  commutation charge,

      .  applicable premium taxes, and

      .  optional MIAA expense charge (See "Asset Allocation Service")

   Subject to certain expense limitations, you indirectly bear investment management fees and other Fund expenses.

A. CHARGES AGAINST THE SEPARATE ACCOUNT.

1. Mortality and Expense Risk Charge.

   We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.00% per annum. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.


   The mortality risk we assume arises from two contractual obligations. First, the death benefit may, in some cases, be more than the amount payable upon surrender. (See "Death Benefit.") Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.


   We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the Records Maintenance Charge or the administration expenses portion of the daily asset charge.

2. Administration Charge.


   We assess each Subaccount a daily asset charge for administrative expenses at a rate of 0.50% per annum. For new Contracts we reserve the right to increase this charge to a maximum of 0.70% per annum. After you have held the Contract for 15 Contract Years, the per annum administration expenses will be decreased by 0.25%. The administration expenses reimburse us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration expenses cover the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of the particular Contract.

3. Optional Enhanced Death Benefit Charge.


   The annual charge for the Optional Enhanced Death Benefit rider is 0.20% of Contract Value if you elect Zurich Safeguard/SM/ and .35% of Contract Value if you elect Zurich Safeguard/SM/ Plus. The Optional Enhanced Death Benefit charge does not apply to Class 1 Accumulation Options. Currently, the Class 1 Accumulation Options are the Fixed Account and the Dreyfus VIF Money Market Subaccount.


B. RECORDS MAINTENANCE CHARGE.

   We will assess a quarterly Records Maintenance Charge during the Accumulation Period against each Contract which has participated in the Separate Account during the calendar quarter. The Records Maintenance Charge is:

      .  $7.50 quarterly for Contracts with Contract Value under $25,000.

      . $3.75 quarterly for Contracts with Contract Value between $25,000 and $50,000.

      . No Records Maintenance Charge for Contracts with Contract Value of $50,000 or more.

   The Records Maintenance Charge is to reimburse us for expenses incurred in establishing and maintaining the records relating to a Contract's participation in the Separate Account. The Records Maintenance Charge will be assessed at the end of each calendar quarter, and upon surrender or annuitization, based on the Contract Value at that time, and will constitute a reduction in Contract Value.



   At any time the Records Maintenance Charge is assessed, the applicable charge will be assessed ratably against each Subaccount in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from such Subaccount. We reserve the right to deduct this charge from the Fixed Account.


C. WITHDRAWAL CHARGE.

   A Withdrawal Charge is imposed to reimburse us for Contract sales expense, including commissions and other distribution, promotion and acquisition expenses. A Withdrawal Charge is based upon Contribution Years. A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We do not impose the Withdrawal Charge on Purchase Payments made after 15 Contract Years.

   Each Contract Year you may withdraw, without Withdrawal Charge, 10% of the Contract Value, minus Debt. If you withdraw a larger amount, the excess withdrawn is subject to a Withdrawal Charge. The Withdrawal Charge applies in the first 8 Contribution Years as follows:

                   Contribution Year        Withdrawal Charge
                   -----------------        -----------------
                   First Year..............        8%
                   Second Year.............        8%
                   Third Year..............        7%
                   Fourth Year.............        6%
                   Fifth Year..............        5%
                   Sixth Year..............        4%
                   Seventh Year............        3%
                   Eighth Year.............        2%
                   Ninth Year and following        0%

   Purchase Payments are deemed surrendered in the order they were received.

   When a withdrawal is requested, you receive a check in the amount requested. If a Withdrawal Charge applies, Contract Value is reduced by the Withdrawal Charge and the dollar amount sent to you.

   Because Contribution Years are based upon the date each Purchase Payment is made, you may be subject to a Withdrawal Charge even though the Contract may have been issued many years earlier. (For additional details, see "Partial Withdrawals During Accumulation Period.") For example:

      .  You make a $15,000 Purchase Payment in the first Contract Year.

      .  You make a $10,000 Purchase Payment in the fourth Contract year.

      . In the fifth Contract Year, the $15,000 Purchase Payment is in its fifth Contribution year and the $10,000 Purchase Payment is in its second Contribution Year.


   Currently, we anticipate Withdrawal Charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and expense risk charge.



   Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:



      . after you have been confined in a skilled health care facility for at least 90 consecutive days and you remain confined at the time of the request;



      . within 45 days following your discharge from a skilled health care facility after a confinement of at least 90 days; or



      .  if you become disabled.



   The confinement or disability must begin prior to your 75/th/ birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your contract.

   "Disability" is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months.



   Restrictions and provisions related to the above withdrawal charge waiver are described in the Contract endorsement.


   The Withdrawal Charge also applies at annuitization to amounts attributable to Purchase Payments in their eighth Contribution Year or earlier. No Withdrawal Charge applies upon annuitization if you select Annuity Options 2, 3, 4 or 5, or if payments under Annuity Option 1 are scheduled to continue for at least 10 years. See "The Annuity Period--Annuity Options" for a description of the Annuity Options available.

   We may reduce or eliminate the Withdrawal Charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to characteristics including the size of a group, the average contribution per participant, or the use of mass enrollment procedures.

D. COMMUTATION CHARGE.

   The commutation charge applies during the Annuity Period. The charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

     A. For a Fixed Annuity Option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and


     B. For a Variable Annuity Option, (i) a discount rate that is equal to the assumed investment rate used to determine the initial payment and (ii) the assumed investment rate plus 2%.



   The commutation charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period and in the commutation of remaining payments under Annuity Option 1. The commutation charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.


E. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.


   Each Portfolio's net asset value may reflect the deduction of investment management fees, Rule 12b-1 fees and general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. (See "Summary of Expenses.") Further detail is provided in the prospectuses for the Portfolios and the Funds' statements of additional information.


F. STATE PREMIUM TAXES.

   Certain state and local governments impose a premium tax ranging from 0% to 3.50% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

      .  Purchase Payments when we receive them,

      .  The Contract Value upon total withdrawal, or

      . The total Contract Value applied to an Annuity Option at the time annuity payments start.

See "Appendix--State Premium Tax Chart" in the Statement of Additional Information.

G. MIAA EXPENSE CHARGE.

   The current annual charge for the MIAA program is 0.50% of the Contract Value allocated under the MIAA program. The annual charge may be increased for new Contracts up to a maximum of 1.00%. If the MIAA charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA charge. The MIAA expense is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense with respect to the amount in each Subaccount covered by the MIAA program equals the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount, plus amounts in the Fixed Account covered by the MIAA program, and multiplied by 0.125%. You will also be charged a MIAA initial set up fee of $30.

H. REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

   Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or elimination of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

   In certain circumstances, the risk of adverse mortality and expense experience for Contracts purchased in certain group or sponsored arrangements may be reduced. Then, the daily asset charge for mortality and expense costs may likewise be reduced. The daily asset charge for administration expenses and the Records Maintenance Charge may also be reduced or eliminated if we anticipate lower administration expenses. In certain other circumstances, sales expenses in certain group or sponsored arrangements may be reduced or eliminated.

   When a group or sponsored arrangement is eligible for reduced or eliminated charges, we will consider items such as:

      . the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

      . the total amount of Purchase Payments to be received and the method in which they will be remitted;

      .  any prior or existing relationship with us;

      .  the level of commission paid to selling broker-dealers;

      . the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and

      .  the frequency of projected surrenders or distributions.

   We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

   We may also decrease the mortality and expense risk charge, the administration expenses, and the Records Maintenance Charge without notice. However, beyond what is disclosed above, we guarantee that they will not increase. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

   We may also offer reduced fees and charges, including but not limited to, Records Maintenance Charge and mortality and expense risk and administration expenses, for certain sales that may result in cost savings. Reductions in these fees and charges will not unfairly discriminate against any Owner.

                              THE ANNUITY PERIOD

   Contracts may be annuitized under one of several Annuity Options, which are available either on a fixed or variable basis. You may annuitize any time after the first Contract Year. Subject to state variation, the Annuity Date may not be after the later of the oldest Owner's or Annuitant's 90th birthday. We make annuity payments beginning on the Annuity Date under the Annuity Option you select.

1. Annuity Payments.

   Annuity payments are based on:

      .  the annuity table specified in the Contract,

      .  the selected Annuity Option, and

      . the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

   Under variable annuitization, you will receive the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected. The amount of each annuity payment varies accordingly.

2. Annuity Options.

   You may elect one of the Contract's Annuity Options. You may change the Annuity Option before, but not after, the Annuity Date. If no other Annuity Option is elected, an annuity will be paid under Option 3 if there is one Annuitant on the Annuity Date and Option 5 if there are two Annuitants on the Annuity Date. The Annuity Date selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

   The amount of periodic annuity payments may depend upon:

      .  the Annuity Option you select;

      .  the age and sex of the Annuitant;

      . the investment experience of the selected Subaccount(s) (if variable annuitization is elected); and

      . the interest rates (if fixed annuitization is elected) at the time of annuitization.

   For example:



      . if Option 2, life income, is selected, it is likely that each payment will be smaller than would result if income for a short period were specified.

      . if Option 3, life income with installments guaranteed, is selected, each payment will probably be smaller than would result if the life income option were selected.

      . if Option 4, the joint and survivor annuity, is selected, each payment is smaller than those measured by an individual life income option.

   The age of the Annuitant also influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. Finally, if you participate in a Subaccount with higher investment performance, it is likely you will receive a higher periodic payment.

   For Non-Qualified Contracts, if you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

      .  Option 2 over the lifetime of the Beneficiary, or

      . Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary (but not less than 5 years from your death).

   If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of your death. The death benefit distribution must begin no later than one year from your death, unless a later date is prescribed by federal regulation.

Option 1--Income for Specified Period.

   Option 1 provides an annuity payable monthly for ten years.

Option 2--Life Income.

   Option 2 provides for an annuity payable monthly over the lifetime of the Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible for you to receive only one payment if death occurred prior to the date the second payment was due.

Option 3--Life Income with Installments Guaranteed.

   Option 3 provides an annuity payable monthly for a certain period of 10 years and thereafter during the Annuitant's lifetime.

Option 4--Joint and Survivor Annuity.

   Option 4 provides an annuity payable monthly while both Annuitant's are living. Upon either Annuitant's death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the annuity option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

Option 5--Joint and Survivor Annuity with Installments Guaranteed.

   Option 5 provides an annuity payable for a certain period of 10 years and thereafter while the Annuitants are alive.

3. Allocation of Annuity.


   You may elect payments on a fixed or variable basis, or a combination. If we do not receive an election, any Fixed Account Contract Value is annuitized on a fixed basis and any Separate Account Contract Value is annuitized on a variable basis. You may exercise the transfer privilege during the Accumulation Period to arrange for your desired mix of fixed and/or variable annuitization. Transfers during the Annuity Period are subject to certain limitations. We reserve the right to restrict the number of Subaccounts available during the Annuity Period.


4. Transfers and Conversions During the Annuity Period.

   During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts

   A transfer may be made from one Subaccount to another Subaccount, subject to the following limitations.

      . Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.

      .  You may not have more than three Subaccounts after the transfer.

      . The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

      . No transfers may be made during the seven days before an annuity payment date. Any transfer request received during such a period will not be processed unless resubmitted and received after the annuity payment date.

   When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

      a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

      b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

      c. is the Annuity Unit value for the Subaccount to which the transfer is being made.

Conversions From a Fixed Annuity Payment

   You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

      . at least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

      . at least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

      . conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

      .  we must receive notice at least thirty days prior to the anniversary.

   When a conversion is made from Fixed Annuity payment to Variable Annuity payment, the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

      a. is the annuity reserve being transferred from our General Account;

      b. is the Annuity Unit value for the Subaccount to which the transfer is being made; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

Conversions To a Fixed Annuity Payment

   You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

      . conversions to a Fixed Annuity payment will be applied under the same Annuity Option as originally selected;

      . at least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

      . at least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

      . conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and

      .  we must receive notice at least thirty days prior to the anniversary.

   When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment, the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by b. multiplied by c. where:

      a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

      b. is the Annuity Unit value for such Subaccount; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5. Annuity Unit Value.

   The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

      a. is the Annuity Unit value for the immediately preceding Valuation
   Period;


      b. is the net investment factor for the current Valuation Period; and


      c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table in your Contract. We may also make available Annuity Options based on assumed investment rates other than 2.5%.




   The investment factor for a Subaccount for any Valuation Period is:



      . the Subaccount's Accumulation Unit value at the end of the current Valuation Period; divided by



      . the Subaccount's Accumulation Unit value at the end of the preceding Valuation Period.

6. First Periodic Payment Under a Variable Annuity.

   To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:

      .  withdrawal charge,

      .  records maintenance charge, and

      .  any premium taxes that apply.

   The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7. Subsequent Periodic Payments Under a Variable Annuity.


   The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. A 2.5% per annum rate of investment earnings is assumed by the Contract's annuity tables. If the actual net investment earnings rate exceeds 2.5% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.5% per annum, annuity payments decrease. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.


   The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

      a. is the amount of the monthly payment that can be attributed to that Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, subsequent monthly annuity payments are calculated by adding, for each Subaccount, the product of a. times b. where:

      a. is the number of Annuity Units per annuity payment in each Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.


   To determine payments under a Fixed Annuity, the Fixed Account Contract Value on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, records maintenance charge and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.


9. Death of Annuitant or Owner.

   If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

   For a Fixed Annuity Option, the applicable interest rate is the greater of:

      a. the ten year Treasury constant maturity plus 3%; and

      b. the rate used to determine the initial payment plus 2%.

   For a Variable Annuity Option, the applicable interest rate is the assumed investment rate used to determine the initial payment plus 2%.


   The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

   If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

   Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

   If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

      . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

      . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10. Protection of Benefits.

   Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11. Age, Gender and Survival.

   We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

   If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.



                             FEDERAL INCOME TAXES

A. INTRODUCTION.

   This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

   This discussion does not address state or local tax consequences nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS.

   We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company".

Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes.

C. TAXATION OF ANNUITIES IN GENERAL.

1. Tax Deferral During Accumulation Period.

   Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

      .  the Contract must be owned by an individual,

      .  Separate Account investments must be "adequately diversified",

      . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

      . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

   Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

   Additional exceptions to this rule include:

      .  certain Contracts acquired by a decedent's estate,

      .  certain Qualified Contracts,

      .  certain Contracts used with structured settlement agreements, and

      . certain Contracts purchased with a single premium when the annuity starting date is no later than one year from contract purchase and substantially equal periodic payments are made at least annually.

   Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the separate account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the contract value and the purchase payments.

   Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

   Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. In those circumstances, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

   We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However there is no assurance that such efforts would be successful.

   Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when you have reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

   The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. Taxation of Partial and Full Withdrawals from Nonqualified Contracts


   Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income. Credits we make to your Contract in connection with the Purchase Payment Bonus are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains).


   Any assignment or pledge (or agreement to assign or pledge) of Contract Value, is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.


   The Contract's optional death benefits, if elected, may exceed Purchase Payments or Contract Value. As described in the Prospectus, we impose certain charges with respect to these death benefits. It is possible that those charges (or some portion) could be treated as a partial withdrawal. As described elsewhere in the Prospectus, you may elect to enter into a separate investment advisory agreement pursuant to which you will receive asset allocation services ("MIAA"). For Non-Qualified Contracts, payments of MIAA Expense and Set Up Fees are treated as a taxable event. This means the MIAA Expense and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.




   There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. Taxation of Annuity Payments

   Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments. For income tax purposes, the Purchase Payment Bonus you receive is not considered "investment in the contract." This means the Purchase Payment Bonus will be taxed.

   Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

4. Taxation of Death Benefits

   Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income as follows:

      .  if distributed in a lump sum are taxed like a full withdrawal, or

      .  if distributed under an Annuity Option are taxed like annuity payments.

   After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:

      . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the Contract, or

      . if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions

   A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

      .  received on or after you reach age 591/2,

      .  attributable to your disability,

      . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),

      . made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or

      .  Made with annuities used with certain structured settlement agreements.

6. Aggregation of Contracts

   The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons

   For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS

   Qualified Contracts are used with retirement plans which receive favorable tax treatment as Individual Retirement Annuities, Simplified Employee Pensions--IRAs, Simple IRAs, Roth Individual Retirement Annuities, tax sheltered annuities, and certain deferred compensation plans ("qualified plans"). Numerous special tax rules apply to qualified plans and to Qualified Contracts. Therefore, we make no attempt to provide more than general information about use of Qualified Contracts. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

   Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

   The tax rules applicable to qualified plans vary according to the type, terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the permitted contribution, and the corresponding deduction or exclusion, are limited under qualified plans. In Qualified Contracts, the Owner and Annuitant generally are the same individual. Also, if the joint Annuitant is not the Annuitant's spouse, the annuity options may be limited, depending on the difference in their ages.


   Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 701/2. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

   A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply to a payment:

      .  received after you reach age 59 1/2,

      .  received after your death or because of your disability, or

      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated beneficiary.

   In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

   Qualified Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types

   We may issue Contracts for the following types of qualified plans.

   Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." The Code limits the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

   Simplified Employee Pensions (SEP-IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

   SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

   Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

      .  Roth IRA contributions are never deductible,

      .  "qualified distributions" from a Roth IRA are excludable from income,

      .  mandatory distribution rules do not apply before death,

      . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

      .  special eligibility requirements apply, and

      . contributions to a Roth IRA can be made after the Owner reaches age 70 1/2.

   All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

   Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 591/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first 5 tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

   Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals also to establish suck tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants, Employers intending to use the Contract in connection with such plans should seek competent advice.

   Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides optional death benefits that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value (See "N. Guaranteed Minimum Death Benefit Rider" and "O. Earnings Based Death Benefit Rider"). It is possible that such death benefits could be characterized as incidental death benefits. If the death benefits were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

   Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

      . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

      .  earnings on those contributions, and

      . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

   These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.) Additional restrictions may be imposed by the plan sponsor.

   Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers

   If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible deferred compensation plan that is qualified under Section 457(b), any "government eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:

      .  minimum distributions required under Section 401(a)(9) of the Code, and

      . certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

   Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid withholding by electing a direct rollover.

E. Federal Income Tax Withholding

   We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                           DISTRIBUTION OF CONTRACTS

   The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

                          Investors Brokerage Services, Inc. ("IBS")
                          1600 McConnor Parkway
                          Schaumburg, Illinois 60196-6801


   IBS is a wholly-owned subsidiary of Banc One Insurance Holdings, Inc. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.

                                 VOTING RIGHTS

   Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

   Owners have voting instruction rights regarding a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender, the Annuity Date or the death of the Annuitant. Thereafter, the payee entitled to receive Variable Annuity payments has voting rights. During the Annuity Period, Annuitants' voting rights decrease as Annuity Units decrease.

                   REPORTS TO CONTRACT OWNERS AND INQUIRIES


   Each quarter, we send you a statement showing amounts credited to each Subaccount and to the Fixed Account. In addition, if you transfer amounts among the investment options or make additional unscheduled payments, you will receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.


   You will have access to Contract information through the Interactive Voice Response System (IVR) at 1-888-477-9700. You will also be able to access your account information from our website at www.zurichlifeus.com.

   You may also direct inquiries to the selling agent or may call
1-888-477-9700 or write to Federal Kemper Life Assurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                             DOLLAR COST AVERAGING


   Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount or Fixed Account is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to any other Subaccounts based on your allocation.


   The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

   The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

   The minimum transfer amount is $100 per Subaccount. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

   Dollar Cost Averaging ends if:

      .  the number of designated monthly transfers has been completed,

      . Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount will be transferred,

      . we receive your written termination at least five business days before the next transfer date, or

      .  the Contract is surrendered or annuitized.


   If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts. You may enroll in this program any time by completing our Dollar Cost Averaging form. Transfers are made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.


                          SYSTEMATIC WITHDRAWAL PLAN


   We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account, or Subaccounts on a monthly, quarterly, semi-annual or annual basis. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us.


                           ASSET ALLOCATION SERVICE

   You may elect, where available, to enter into a separate investment advisory service agreement with our affiliate, PMG Asset Management, Inc. ("PMG"). PMG is registered as an investment adviser with the SEC. For a fee, PMG provides a discretionary asset allocation service under its Managed Investment Advisory Account ("MIAA") which is fully described in a separate disclosure statement. Under an agreement with PMG, Ibbotson Associates, Inc. ("Ibbotson") performs certain functions for the MIAA program. Ibbotson is an unaffiliated registered investment adviser. MIAA is not available in all states or through all distributors.

A. SUMMARY OF THE SERVICE PROVIDED.

   Under MIAA, your Contract Value is allocated among certain Subaccounts. PMG selects the appropriate allocation model based on your financial objectives and risk tolerance, utilizing Ibbotson's proprietary analysis of the Subaccounts and the underlying Funds. PMG then periodically transfers Contract Value between the Subaccounts in accordance with your selected allocation model. Currently, the Fixed Account is not included in the MIAA program but we reserve the right to add it to the program in the future.

B. MIAA CHARGES.

   PMG's current annual charge for the MIAA program is one-half of one percent (0.50%) of the Contract Value allocated under the MIAA program. The annual charge may be increased for new Contracts up to a maximum of one percent (1.00%). If the MIAA expense charge is increased, the higher charge will be applicable only to Contracts purchased on or after the effective date of the higher MIAA expense charge. The MIAA expense charge is paid by quarterly withdrawals from your Contract Value. The quarterly MIAA expense with respect to the amount in each Subaccount covered by the MIAA program equals the average daily number of units in that Subaccount covered by the MIAA program, multiplied by the ending unit value for that Subaccount and multiplied by ..125%. You will also be charged an MIAA initial set up fee ("Set Up Fee") of $30.00.

C. TAX TREATMENT OF FEES AND CHARGES.

   This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted in the application of the law to individual circumstances.

   For Qualified Contracts, the MIAA expense charge and Set Up Fee will not be treated as taxable distributions. For Non-Qualified Contracts, payments of the MIAA expense charge and Set Up Fee are treated as a taxable event. This means the MIAA expense charge and Set Up Fee are taxable distributions to you and may subject you to an additional 10% tax penalty.

D. RISKS TO YOU.

   When you elect the MIAA program, you understand that:

      . all investments involve risk, the amount of which may vary significantly,

      .  performance cannot be predicted or guaranteed, and

      . the value of your allocation in the Subaccounts will fluctuate due to market conditions and other factors.

   PMG has not authorized anyone to make any guarantee, either written or oral, that your investment objectives will be met.

   PMG seeks to perform services in a professional manner. However, except for negligence, malfeasance, or violations of applicable law, PMG and its officers, directors, agents and employees are not liable for any action performed or omitted to be performed or for any errors of judgment in your asset allocation or in transferring your Contract Value. The federal securities laws impose liabilities under certain circumstances on persons who act in good faith and, therefore, nothing herein in any way constitutes a waiver or limitation on any rights that you may have under federal securities laws.

E. TERMINATION.

   You may terminate your participation in the MIAA program at any time by contacting us. If you terminate within 5 business days of enrolling in the MIAA program, you will not be charged any MIAA expense charge or Set Up Fee. Otherwise, you will be charged any unpaid MIAA expense charge for the period before your termination, and your Set Up Fee will not be refunded. PMG reserves the right, however, to waive the collection of any unpaid MIAA expense charge upon termination.

F. CONFLICTS OF INTEREST.

   The MIAA program is marketed directly by officers of PMG and through solicitors who recommend the MIAA program, but who have no discretionary investment authority. The PMG solicitor is a registered representative with a broker-dealer registered under the Securities Exchange Act of 1934. As such, the PMG solicitor may receive or may have received commissions for your purchase of your Contract. PMG solicitors may also receive a portion of the MIAA expense charge (See "MIAA Charges") as compensation. You will be charged the same fees for the MIAA program whether or not a PMG solicitor is involved. Since the PMG solicitor may receive commissions for the purchase of your Contract and may receive a portion of the MIAA expense charged to your Contract, there is a potential for a conflict of interest.



                            SPECIAL CONSIDERATIONS

   We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

   Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                               LEGAL PROCEEDINGS


   There are no material legal proceedings pending to which the Separate Account, FKLA or IBS is a party.




            TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION


   The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Report of Independent Accountants; Financial Statements of FKLA, Years ended December 31, 2002 and 2001; Report of Independent Accountants; Financial Statements of FKLA, Years ended December 31, 2001 and 2000; Appendix A Table of Adjusted Accumulation Unit Values and Performance Information; and Tax-Deferred Accumulation Table; Appendix B State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.

                                  APPENDIX A


           FEDERAL KEMPER LIFE ASSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

   This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Federal Kemper Life Assurance Company and from any district office of the Internal Revenue Service.

A. REVOCATION

   Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, write Federal Kemper Life Assurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801, or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS

   This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

   1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

   2. The Contract must be nontransferable by the owner.

   3. The Contract must have flexible premiums.

   4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 701/2 (the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 701/2), and the incidental death benefit requirements of
Section 401(a) of the Code, do not apply to Roth IRAs.

   If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

   5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

   6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAs

   1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the

Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

   2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

   3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

   4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

   5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

   6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

   1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $3,000 for 2002 through 2004, $4,000 for 2005 through 2007, and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $500 for 2002 through 2005, and $1,000 for 2006 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

   2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $6,000 for the year.

   3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

      a. The maximum annual contribution, or

      b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

   The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

   4. If either you or your spouse is an active participant in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

Joint Returns

                  Taxable year beginning in: Phase-out range
                  -------------------------- ----------------
                     2003................... $60,000-$ 70,000
                     2004................... $65,000-$ 75,000
                     2005................... $70,000-$ 80,000
                     2006................... $75,000-$ 85,000
                     2007 and thereafter.... $80,000-$100,000

Single Taxpayers

                   Taxable year beginning in: Phase-out range
                   -------------------------- ---------------
                      2003................... $40,000-$50,000
                      2004................... $45,000-$55,000
                      2005 and thereafter.... $50,000-$60,000

   The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.

   5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

   6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 701/2 or thereafter.

E. SEP IRAs

   1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $40,000 (indexed for cost-of-living increases beginning after 2002) or 25% of compensation.

   2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAs

   1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

   2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed, $8,000 for 2003, $9,000 for 2004, and $10,000 for 2005. After 2005, the limit is indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

   3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

   4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

   1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

   2. In general, taxable distributions are included in your gross income in the year you receive them.

   3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

   4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAs AND SIMPLE IRAs

   You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 701/2 (your 701/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 701/2 until April 1 of the following year (i.e., the required beginning date).

   Annuity payments which begin by April 1 of the year following your 701/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint life expectancy.

   The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

   If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

   If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAs

   1. If your Contract is a special type of individual retirement plan known as Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here.

   2. We will apply to the IRS for opinion letters approving annuities as Roth IRAs. Such approval will be a determination only as to the form of the annuity, and will not represent a determination of the merits of the annuity.

   3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

   4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAs

   1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 701/2.

   2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

   The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

      (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount", bears to

      (b) $15,000 (or $10,000 if you are married).

   For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

   A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAs

   1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

   You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

   The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

   2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

   In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will generally not apply unless the amounts rolled over or transferred are withdrawn within the five-year period beginning with the taxable year in which such contribution was made.

   3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

   4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as a special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

   A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

   UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

   5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAs

   1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

   2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed,
(a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

   An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

   1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

   2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

   There is an additional tax on premature distributions from your IRA, Roth IRA or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

      1. To amounts that are rolled over or transferred tax free;

      2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

      3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or

      4. To a distribution which is used for qualified first-time homebuyer expenses, qualified high education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. IRA EXCISE TAX REPORTING

   Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, Roth IRA or SIMPLE IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

   If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note:
This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

   We will provide you with any reports required by the Internal Revenue
Service.

R. ESTATE TAX

   Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.


S. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT).


   1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.50% per annum.


   2. An annual records maintenance charge of $30.00 will be assessed against the Separate Account Value each Contract Year.


   3. Withdrawal and early annuitization charges will be assessed based on the Contract Years elapsed since the Contract was issued as described in the prospectus under the heading "Withdrawal Charge."

   4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading "Accumulation Unit Value" for Separate Account Value.


   5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Federal Kemper Life Assurance Company.


   GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 2% GUARANTEED EACH YEAR FOR THE FIRST TEN CONTRACT YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)




  End of Termination End of Termination End of Termination End of Termination
   Year    Values*    Year    Values*    Year    Values*    Year    Values*
  ------ ----------- ------ ----------- ------ ----------- ------ -----------
    1.     $   984     14     $17,060     27     $41,925     40    $ 77,654
    2.       1,989     15      18,656     28      44,213     41      81,014
    3.       3,021     16      20,345     29      46,569     42      84,474
    4.       4,082     17      22,086     30      48,996     43      88,039
    5.       5,174     18      23,867     31      51,496     44      91,710
    6.       6,298     19      25,691     32      54,071     45      95,491
    7.       7,454     20      27,557     33      56,723     46      99,386
    8.       8,642     21      29,467     34      59,455     47     103,398
    9.       9,867     22      31,421     35      62,268     48     107,529
   10.      11,135     23      33,421     36      65,166     49     111,785
   11.      12,550     24      35,454     37      68,151     50     116,169
   12.      14,008     25      37,547     38      71,226
   13.      15,511     26      39,704     39      74,393




   GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE FIXED ACCOUNT WITH 3% GUARANTEED EACH YEAR FOR THE FIRST TEN CONTRACT YEARS AND 3% THEREAFTER. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)



  End of Termination End of Termination End of Termination End of Termination
   Year    Values*    Year    Values*    Year    Values*    Year    Values*
  ------ ----------- ------ ----------- ------ ----------- ------ -----------
    1      $  984      14     $1,427      27     $2,095      40     $3,077
    2       1,004      15      1,470      28      2,158      41      3,169
    3       1,034      16      1,514      29      2,223      42      3,265
    4       1,065      17      1,559      30      2,290      43      3,363
    5       1,097      18      1,606      31      2,358      44      3,463
    6       1,129      19      1,654      32      2,429      45      3,567
    7       1,162      20      1,704      33      2,502      46      3,674
    8       1,197      21      1,755      34      2,577      47      3,785
    9       1,243      22      1,808      35      2,654      48      3,898
   10       1,268      23      1,862      36      2,734      49      4,015
   11       1,306      24      1,918      37      2,816      50      4,135
   12       1,345      25      1,975      38      2,901
   13       1,385      26      2,034      39      2,988

--------
* Includes applicable withdrawal charges.

                       STATEMENT OF ADDITIONAL INFORMATION
                               _____________, 2003

--------------------------------------------------------------------------------

            FLEXIBLE PREMIUM MODIFIED GUARANTEED, FIXED AND VARIABLE
                           DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                              ZURICH PREFERRED PLUS

                                    Issued By

                     FKLA Variable Annuity Separate Account

                                       and

                      FEDERAL KEMPER LIFE ASSURANCE COMPANY

   HOME OFFICE: 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 (847)
                                    874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated ___________, 2003. The Prospectus may be obtained from Federal Kemper Life Assurance Company by writing or calling the address or telephone number listed above.

                                   ----------

                                TABLE OF CONTENTS

                                                                          Page
Services to the Separate Account.......................................     2
Performance Information of Subaccounts.................................     2
State Regulation.......................................................     4
Experts................................................................     5
Financial Statements...................................................     5
Report of Independent Accountants......................................     8
Statutory Financial Statements of FKLA, years ended December 31, 2002
 and 2001..............................................................     9
Report of Independent Accountants......................................    40
Statutory Financial Statements of FKLA, years ended December 31, 2001
 and 2002..............................................................    41
Appendix A Tables of Adjusted Accumulation Unit Values
 (reflecting current charges), and Performance Information.............    70
Tax-Deferred Accumulation Table .......................................   107
Appendix B State Premium Tax Chart.....................................   108

                        SERVICES TO THE SEPARATE ACCOUNT


Federal Kemper Life Assurance Company ("FKLA") maintains the books and records of the FKLA Variable Annuity Separate Account (the "Separate Account"). FKLA holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of FKLA. FKLA maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by FKLA.


The independent accountants for the Separate Account are PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP performed the annual audit of the statutory financial statements of FKLA for the years ended December 31, 2002, 2001 and 2000.

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of Banc One Insurance Holdings, Inc., which enters into selling group agreements with the affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

FKLA pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to 6.25% of Purchase Payments.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS



As described in the Prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and nonstandardized "total return" calculations in the case of all Subaccounts. "Yield" and "effective yield" information may be provided in the case of the Dreyfus VIF Money Market Subaccount. These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of recurring charges and fees applicable under the Contract to all Contract Owner accounts and the withdrawal charge applicable to this bonus contract based on the Owner's total withdrawal of the Subaccount. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no formula prescribed for calculating nonstandardized total return performance. Nonstandardized performance information will not reflect deduction of the withdrawal charge applicable to this bonus contract or any Purchase Payment Bonus. Nonstandardized total return performance for a specific period is calculated by first taking an investment (assumed to be $40,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not reflect the effect of premium taxes. The nonstandardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $40,000 was chosen because that approximates the size of a typical account. Both annualized and nonannualized (cumulative) nonstandardized total return figures may be provided. Annualized nonstandardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while nonannualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and nonstandardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, five and ten years, if applicable, and a period covering the time shares of the underlying Portfolio has been held in a Subaccount (life of Subaccount). Nonstandardized total return will cover periods of one, three, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts within the Separate Account for one of the quoted periods, the nonstandardized total return quotations will show the investment performance such underlying Portfolios would have achieved had they been held as Subaccounts within the Separate Account for the period quoted.

The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. However, as in nonstandardized total return, the Securities and Exchange Commission has determined that the calculation of yield, current yield and effective yield for a bonus annuity must reflect the applicable withdrawal charges.




The Dreyfus VIF Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit value during the period is divided by the Accumulation Unit value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the subaccount's portfolio are not included in the calculation.

The Dreyfus VIF Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return + 1) (365) / (7) - 1.

The calculation of current and effective yield does not include realized capital gains or losses and unrealized appreciation or depreciation of the Portfolio, but does reflect the effect of all other recurring charges and fees applicable to this bonus contract and the applicable withdrawal charge.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements. Yield quotations are not provided because the Subaccounts did not commence operations until the date of this Statement of Additional Information.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. Redemptions within the first eight years after purchase may be subject to a withdrawal charge that ranges from 8% the first year to 0% after eight years. Standardized average annual total returns include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Standardized average annual total returns do not reflect the effect of any applicable premium tax. Yield, effective yield and nonstandardized total returns include the deduction of all expenses and fees except the effect of premium taxes that may be imposed upon the redemption of units and the prorated portion of the Records Maintenance Charge. Thus, nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may also provide comparative information on an annualized or nonannualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.


The tables in Appendix A reflect how FKLA intends to advertise standardized average annual total return and nonstandardized total return. The standardized performance figures reflect the deduction of all expenses and fees, including the maximum MIAA charge and a prorated portion of the Records Maintenance Charge. The nonstandardized performance figures reflect the deduction of all expenses and fees, including the current MIAA charge but excluding withdrawal charges and a prorated portion of the Records Maintenance Charge. Standardized and nonstandardized performance figures are shown with and without charges for the Zurich SafeguardSM Plus optional death benefit.



The tables in Appendix A reflect hypothetical and historical adjusted accumulation unit values and performance information as of December 31, 2002 based on the historical performance of the underlying Funds from the inception date of each Fund. Neither the Contracts nor the Separate Account existed during these periods but the unit values and subaccount performance information shown reflect the actual historical investment performance of the underlying Funds for the periods shown, adjusted to reflect the fees and charges under the Contracts that affect unit values. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts. The Contracts will be initially offered __________, 2003. Values after that date will reflect actual Subaccount performance.


                                STATE REGULATION

FKLA is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. FKLA's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, FKLA is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS

The statutory financial statements of admitted assets, liabilities and capital stock and surplus as of December 31, 2002, 2001 and 2000 and the related statutory statements of operations, capital stock and surplus, and cash flows for each of the three years in the period ended December 31, 2002 have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                              FINANCIAL STATEMENTS

This Statement of Additional Information contains statutory financial statements for FKLA. The statutory financial statements of FKLA should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. No financial statements for the Separate Account have been included herein. As of the date of this Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.



Effective September 1, 2003, FRLA administrators and 100% reinsures certain lines of business of Kemper Investors Life Insurance Company("KILICO") pursuant to a coinsurance agreement. Pursuant to the coinsurance agreement, KILICO transferred certain of its assets to FKLA. This Statement of Addditional Information also contains unaudited pro forma statutory financial statements for FKLA as of December 31, 2002 to show how the coinsurance agreement might have affected the historical financial statements if the coinsurance agreement had been in effect during the applicable period.





Federal Kemper Life Assurance Company
Unaudited Pro Forma Condensed Statutory Balance Sheet
As of December 31, 2002
(in thousands)

                                                                   Pro Forma Adjustments
                                        --------------------------------------------------------------------
                  December 31, 2002     Excluded           Assumed       Dividend of    Capital Contribution   December 31, 2002
                     As Reported       Assets (1)      Reinsurance (2) Subsidiaries (3)   from Bank One (6)        Pro Forma
                  -----------------   -------------    --------------- ---------------   ------------------     ----------------
Assets
Bonds                $  1,765,604        18,143 (4)          2,751,787                                               4,535,534
Preferred Stock            29,108                               48,400                                                  77,508
Common Stock                4,987        (4,987)(4)             77,244          (8,654)                                 68,590
Mortgage Loans on
 Real Estate               40,094       (40,094)(4), (5)                                                                    --
Policy Loans               76,251                              223,900                                                 300,151
Cash and Short Term
 Investments               47,753                                                                   225,168            272,921
Other Invested Assets      10,927          (211)(5)              6,428                                                  17,144
                     ------------    ----------           ------------       ---------           ----------       ------------
    Total Invested
     Assets             1,974,724       (27,149)             3,107,759          (8,654)             225,168          5,271,848
Accrued Investment
 Income                    29,279        (1,340)(5)            131,800                                                 159,739
Other Receivables          37,773                                  200                                                  37,973
Aggregate Write-in
 for Other Than
 Invested Assets           51,681                                                                                       51,681
                     ------------    ----------           ------------       ---------           ----------       ------------
    Total Assets of
     General Account    2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,248
                     ------------    ----------           ------------       ---------           ----------       ------------
Assets Held in
 Separate Accounts             --            --                     --              --                   --                 --
                     ------------    ----------           ------------       ---------           ----------       ------------
Total Assets         $  2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,241
                     ============    ==========           ============       =========           ==========       ============

Liabilities
Life and Annuity
  Reserves           $  1,066,249                            3,150,300                                               4,216,549
Liability for
  Deposit-Type
  Contracts               762,351                              155,300                                                 917,651
Reserve for Claims         18,799                               25,800                                                  44,599
Other Policyholder
  Liabilities               1,974                                                                                        1,974
Interest Maintenance
  Reserve                  27,203                               90,294                                                 117,497
Transfers to Separate
  Accounts                                                     (89,100)                                                (89,100)
Other Liabilities          78,053                               10,351                                                  88,404
                     ------------    ----------           ------------       ---------           ----------       ------------
     Total
  Liabilities
  of General Accoun     1,954,629                            3,342,945              --                   --          5,297,574
Liabilities Related
  to Separate
  Accounts                     --                                   --              --                   --                 --
                     ------------    ----------           ------------       ---------           ----------       ------------
     Total
 Liabilities            1,954,629                            3,342,945              --                   --          5,297,574
                     ------------    ----------           ------------       ---------           ----------       ------------

Capital and Surplus
Capital Stock               2,727                                                                                        2,727
Gross Paid In and
  Contributed Surplus       91,341                                                                   225,168            316,509
Unassigned Funds            44,760       (28,489)(5)           (103,186)         (8,654)                                (95,569)
                     -------------    ----------           ------------       ---------           ----------       ------------
     Total Capital
 and Surplus               138,828       (28,489)              (103,186)         (8,654)             225,168            223,667
                     -------------    ----------           ------------       ---------           ----------       ------------
Total Liabilities,
  Capital and Surplus $  2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,241
                      ============    ==========           ============       =========           ==========       ============

(1) The amounts presented reflect the movement of Excluded Assets and Excluded Investment Assets per the Stock and Asset Purchase Agreement. Excluded Assets are dividended to FKLA's parent, Kemper Corporation, while the Excluded Investment Assets are replaced with Substitute Assets from Kemper Investors Life Insurance Company.

(2) The amounts presented reflect the effect of the Coinsurance Agreement transaction and represent the assumption of the reinsured assets and liabilities.

(3) Represents the dividend of Investors Brokerage Services, Inc., Investors Brokerage Services Insurance Agency and the PMG group of companies to Bank One Insurance Holdings, Inc.

(4) Represents $146.8 million of excluded investment assets (bonds of $128.7 million; mortgage loans of $18.1 million). Assumes $128.7 million of excluded bonds replaced with substituted bonds from Kemper Investors Life Insurance Company.

(5) Represents Excluded Assets per the Stock and Asset Purchase Agreement. Assumes movement of $28.5 million of excluded assets through dividend to Kemper Corporation.

(6) Represents cash capital contribution from Bank One Insurance Holdings, Inc. to FKLA.

Federal Kemper Life Assurance Company
Unaudited Pro Forma Condensed Statutory Income Statement
For the Period Ended December 31, 2002
(in thousands)


                                                                   December 31, 2002            Assumed         December 31, 2002
                                                                      As Reported           Reinsurance (1)         Pro Forma
                                                                 --------------------      ----------------     ------------------
REVENUES, NET
        Premium & Annuity Considerations                       $             146,706               638,135                784,841
        Considerations for Supplemental Contracts w/life                       1,039                 6,691                  7,730
        Net Investment Income                                                120,624               199,303                319,927
        Commissions and expense allowances                                    68,059                 1,043                 69,102
        Separate Account Fees                                                      -                27,960                 27,960
        Other Income                                                          (1,123)               32,905                 31,782
                                                                 --------------------      ----------------     ------------------
                    Total Revenues                                           335,305               906,037              1,241,342

POLICYHOLDER BENEFITS
        Death Benefits                                                        62,207                35,330                 97,537
        Annuity Benefits                                                      54,969               660,228                715,197
        Surrender Benefits                                                    27,270                30,382                 57,652
        Other Policyholder Benefits                                           42,790                27,576                 70,366
        Increase in Aggregate Reserves                                       (51,192)              261,780                210,588
                                                                 --------------------      ----------------     ------------------
                    Total Policyholder Benefits                              136,044             1,015,296              1,151,340
EXPENSES
        Commissions                                                           59,234                36,694                 95,928
        General Insurance Expenses                                            47,257                35,312                 82,569
        Other Expenses                                                        14,123                 2,360                 16,483
        Net Transfers to or (from) Separate Accounts                               -              (248,336)              (248,336)
                                                                 --------------------      ----------------     ------------------
                    Total Benefits & Expenses                                256,658               841,326              1,097,984

NET GAIN FROM OPERATIONS BEFORE TAX                                           78,647                64,711                143,358

Federal Income Taxes                                                          28,698                28,934                 57,632
                                                                 --------------------      ----------------     ------------------

NET GAIN FROM OPERATIONS AFTER TAX                                            49,949                35,777                 85,726

Net Realized Capital Gains / (Losses) after Transfer to IMR                  (41,300)              (46,282)               (87,582)

                                                                 --------------------      ----------------     ------------------
NET INCOME (LOSS)                                              $               8,649               (10,505)                (1,856)
                                                                 ====================      ================     ==================

(1) The amounts presented reflect the effect of the Coinsurance Agreement transaction.

Federal Kemper

Life Assurance Company

Report on Audits of Statutory Financial Statements

For the Years Ended December 31, 2002 and 2001

Federal Kemper Life Assurance Company

Table of Contents
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Report of Independent Accountants

Financial Statements:
   Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus as of December 31, 2002 and 2001

   Statutory Statements of Operations for the years ended
      December 31, 2002 and 2001

   Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2002 and 2001

   Statutory Statements of Cash Flows for the years ended
      December 31, 2002 and 2001

   Notes to Statutory Financial Statements

                        Report of Independent Accountants

To the Board of Directors and Stockholder of Federal Kemper Life Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Federal Kemper Life Assurance Company (the Company) as of December 31, 2002 and 2001, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 16 to the financial statements, in 2001 the Company adopted the accounting policies in the revised National Association of Insurance Commissioners "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, as required by the State of Illinois Department of Insurance. The effect of adoption is recorded as an adjustment to unassigned surplus as of January 1, 2001.

PricewaterhouseCoopers LLP
March 21, 2003

Federal Kemper Life Assurance Company

Statutory Statements of Admitted Assets,
Liabilities and Capital Stock and Surplus
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                               2002             2001
                                                          --------------   --------------
                  ADMITTED ASSETS
Cash and invested assets:
   Bonds                                                  $1,765,604,053   $1,725,599,977
   Preferred stocks                                           29,107,739       38,065,671
   Common stocks                                               4,987,111               --
   Mortgage loans on real estate                              40,094,399       38,360,986
   Policy loans                                               76,250,625       83,376,322
   Cash                                                       47,753,397           18,825
   Short-term investments                                             --       54,482,804
   Other invested assets                                      10,926,721       18,538,687
                                                          --------------   --------------
         Total cash and invested assets                    1,974,724,045    1,958,443,272
Amounts recoverable from reinsurers                            5,717,342        2,912,441
Net deferred tax asset                                         9,607,096        9,706,463
Premiums deferred and uncollected                             14,078,469       13,105,622
Investment income due and accrued                             29,279,280       31,204,795
Receivable from affiliates                                     5,374,146        5,756,131
Other assets                                                  54,676,706       61,544,897
                                                          --------------   --------------
         Total admitted assets                            $2,093,457,084   $2,082,673,621
                                                          ==============   ==============

       LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                              $1,066,249,323   $1,117,441,756
   Deposit-type funds:
      Funding agreements                                     605,276,824      605,861,471
      Supplemental contracts without life contingencies       34,535,270       39,819,804
      Beneficiary account                                    121,015,456       91,732,930
      Dividend accumulations                                   1,095,481        1,052,711
      Premium deposit funds                                      427,793          418,467
   Claims and benefits payable to policyholders               18,799,072       18,589,470
   Other policyholder funds                                    1,983,222        1,862,294
                                                          --------------   --------------
         Total policy liabilities                          1,849,382,441    1,876,778,903
                                                          ==============   ==============
Interest maintenance reserve                                  27,203,458       12,321,516
General expenses due or accrued                                6,903,054        6,988,948
Taxes, licenses and fees due or accrued                        3,650,075        4,286,757
Federal income taxes due or accrued                           20,980,611        1,832,289
Remittances and items not allocated                            4,363,392       (1,618,386)
Reinsurance in unauthorized companies                          1,425,468               --
Asset valuation reserve                                        1,419,652       11,251,441
Payable to affiliates                                             45,046          973,475
Payable for securities purchased                              28,449,553               --
Other liabilities                                             10,806,031       10,438,915
                                                          --------------   --------------
         Total liabilities                                 1,954,628,781    1,923,253,858
                                                          --------------   --------------
Capital stock and surplus:
   Common stock                                                2,727,020        2,727,020
   Paid-in surplus                                            91,340,794       91,340,794
   Unassigned surplus                                         44,760,489       65,351,949
                                                          --------------   --------------
         Total capital stock and surplus                     138,828,303      159,419,763
                                                          --------------   --------------
         Total liabilities and capital stock and surplus  $2,093,457,084   $2,082,673,621
                                                          ==============   ==============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Operations
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                          2002           2001
                                                                      ------------   ------------
Income:
Premium and annuity considerations                                    $146,705,819   $160,908,456
Considerations for supplemental contracts with life contingencies        1,038,890      2,860,549
Net investment income                                                  120,623,923    138,261,870
Amortization of interest maintenance reserve                             4,751,763      2,810,639
Reinsurance ceding commissions and allowances                           68,058,903     65,361,642
Change in business-owned life insurance - cash value                    (5,874,155)    (2,628,438)
                                                                      ------------   ------------
      Total income                                                     335,305,143    367,574,718
                                                                      ------------   ------------
Benefits and expenses:
Death benefits                                                          61,852,350     65,382,327
Matured endowments                                                         355,262        274,730
Annuity benefits                                                        54,969,453     85,950,688
Surrender benefits                                                      27,269,935     33,194,052
Disability and accident and health benefits                              1,259,400      1,170,200
Interest on policy and contract funds                                    3,613,509      4,035,450
Interest and adjustments on policy or deposit-type contracts            33,348,683     36,351,042
Interest rate swap - funding agreement hedge                             6,349,134      2,019,696
Payments on supplementary contracts with life contingencies              4,568,305      4,957,745
Decrease in aggregate reserves for life policies and contracts         (51,192,433)   (60,518,197)
Commissions                                                             59,233,850     59,798,472
General expenses                                                        47,257,140     55,827,849
Insurance taxes, licenses and fees                                       8,574,192      6,635,778
Increase (decrease) in loading on deferred and uncollected premiums       (872,381)       510,815
Dividends to policyholders                                                  55,455         55,659
Other expense                                                               16,788             --
                                                                      ------------   ------------
      Total benefits and expenses                                      256,658,642    295,646,306
                                                                      ------------   ------------
Net gain from operations before federal income taxes and realized
   capital losses                                                       78,646,501     71,928,412
Federal income tax expense                                              28,698,183     32,195,100
                                                                      ------------   ------------
Net gain from operations before realized capital losses                 49,948,318     39,733,312
                                                                      ------------   ------------
Net realized capital (losses) gains                                    (22,713,823)     5,896,783
Related federal income tax benefit (expense)                             1,047,567     (4,865,950)
Realized gains transferred to the interest maintenance reserve         (19,633,705)   (11,319,040)
                                                                      ------------   ------------
      Total realized capital losses                                    (41,299,961)   (10,288,207)
                                                                      ------------   ------------
Net income                                                            $  8,648,357   $ 29,445,105
                                                                      ============   ============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                       2002           2001
                                                                   ------------   ------------
Capital stock at beginning and end of year                         $  2,727,020   $  2,727,020
                                                                   ------------   ------------
Paid in surplus at beginning and end of year                         91,340,794     91,340,794
                                                                   ------------   ------------
Unassigned surplus:
   Balance at beginning of year                                      65,351,949    115,764,776
   Net income                                                         8,648,357     29,445,105
   Change in net unrealized capital gains                             2,745,827      4,162,821
   Change in nonadmitted assets                                      (3,418,956)    (3,395,043)
   Change in liability for reinsurance in unauthorized companies     (1,425,468)            --
   Change in net deferred tax asset                                   3,026,991       (916,554)
   Change in asset valuation reserve                                  9,831,789      5,399,110
   Cumulative effect of change in accounting principles                      --      9,891,734
   Dividends to stockholder                                         (40,000,000)   (95,000,000)
                                                                   ------------   ------------
   Balance at end of year                                            44,760,489     65,351,949
                                                                   ------------   ------------
      Total capital stock and surplus                              $138,828,303   $159,419,763
                                                                   ============   ============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                           2002              2001
                                                                       --------------   -------------
Cash from operations:
   Premiums and annuity considerations                                 $  146,727,170   $ 166,251,808
   Considerations for supplemental contracts with life contingencies        1,038,890       2,860,549
   Investment income received                                             121,423,500     134,952,172
   Other income received                                                   68,013,515      65,382,826
   Death benefits                                                         (64,107,330)    (54,260,042)
   Matured endowments                                                        (355,262)       (274,730)
   Annuity benefits                                                       (55,307,287)    (86,357,626)
   Disability and accident and health benefits                             (1,261,884)     (1,172,900)
   Surrender benefits and withdrawals for life contracts                  (27,269,935)    (33,194,052)
   Interest and adjustments on policy or deposit-type contracts              (472,897)     (2,535,200)
   Payments on supplementary contracts with life contingencies             (4,568,305)     (4,957,744)
   Commissions                                                            (61,713,580)    (58,720,885)
   General expenses                                                       (47,343,034)    (57,857,909)
   Insurance taxes, licenses and fees                                      (9,210,874)     (8,391,751)
   Dividends paid to policyholders                                            (56,396)        (58,231)
   Premium paid on business-owned life insurance                                   --     (60,000,000)
   Interest rate swap - funding agreement hedge                            (6,256,199)     (1,569,550)
   Other expense                                                              (16,789)             --
   Federal income taxes paid                                               (9,549,861)    (52,684,050)
                                                                       --------------   -------------
         Net cash from operations                                          49,713,442     (52,587,315)
                                                                       --------------   -------------
Cash from investments:
   Proceeds from investments sold, matured or repaid:
      Bonds                                                             1,236,169,621     978,046,119
      Stocks                                                               11,587,007         348,343
      Mortgage loans                                                          775,594          88,361
      Other invested assets                                                30,341,230       4,619,996
                                                                       --------------   -------------
         Total investment proceeds                                      1,278,873,452     983,102,819
   Tax (benefit) expense on net realized capital (losses) gains            (1,047,567)      4,865,950
                                                                       --------------   -------------
         Total                                                          1,279,921,019     978,236,869
                                                                       --------------   -------------
   Cost of investments acquired:
      Bonds                                                             1,291,097,537     828,021,075
      Stocks                                                                4,244,350              --
      Other invested assets                                                 4,091,580              --
                                                                       --------------   -------------
         Total investments acquired                                     1,299,433,467     828,021,075
                                                                       --------------   -------------
   Net decrease in policy loans                                            (7,125,697)     (5,088,706)
                                                                       --------------   -------------
         Net cash from investments                                        (12,386,751)    155,304,500
                                                                       --------------   -------------
Cash from financing and miscellaneous sources:
   Deposits on deposit-type funds and other liabilities without
      life or disability contingencies                                    139,842,035     145,342,720
   Other cash provided                                                     11,966,481              --
   Dividends to stockholder                                               (40,000,000)    (95,000,000)
   Withdrawals on deposit-type funds and other liabilities
      without life or disability contingencies                           (155,883,439)   (180,461,344)
   Other applications                                                              --     (13,006,373)
                                                                       --------------   -------------
         Net cash from financing and miscellaneous sources                (44,074,923)   (143,124,997)
                                                                       --------------   -------------
Net change in cash and short-term investments                              (6,748,232)    (40,407,812)
Cash and short-term investments:
   Beginning of year                                                       54,501,629      94,909,441
                                                                       --------------   -------------
   End of year                                                         $   47,753,397   $  54,501,629
                                                                       ==============   =============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Federal Kemper Life Assurance Company (the Company) issues fixed annuity products and term life and interest-sensitive life insurance products primarily through a network of brokerage general agents and other independent distributors. The Company is licensed in the District of Columbia and all states, except New York. The Company is a wholly-owned subsidiary of Kemper Corporation (Kemper), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Holding Company of America
     (ZHCA), a holding company. ZHCA is a wholly-owned subsidiary of Zurich Group Holding (ZGH or Zurich), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services (ZFS), a Swiss holding company.

2.   Summary of Significant Accounting Polices

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in accordance with the National Association of Insurance Commissioners (NAIC) "Accounting Practices and Procedures Manual" and in conformity with accounting practices prescribed or permitted by the State of Illinois Department of Insurance (IDOI), which vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The most significant differences between statutory accounting practices and GAAP include: (1) bonds are generally carried at amortized cost and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (2) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to operations as incurred and not deferred; (3) aggregate reserves are based upon statutory mortality and interest requirements and without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals;
     (4) deferred federal income tax assets for the temporary differences between the financial statement basis and tax basis of assets and liabilities are subject to different admissibility criteria; (5) the Asset Valuation Reserve (AVR) is reported as a liability with changes in this reserve charged or credited directly to unassigned surplus; (6) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgages sold; and (7) for GAAP purposes, the acquisition of the Company on January 4, 1996 was accounted for using the purchase method of accounting, which resulted in the recording of goodwill and value of business acquired on a GAAP basis;

     Statutory capital and surplus is $237.1 million and $420.8 million less than GAAP stockholder's equity at December 2002 and 2001, respectively. Statutory net income is $192.6 million more than GAAP net loss for the year ended December 31, 2002 and $17.2 million less than GAAP net income for the year ended December 31, 2001.

     Permitted Accounting Practice

     In anticipation of the acquisition by Zurich in 1996, the Company sold, primarily through a bulk sale, approximately $84 million in real estate-related investments during 1995 as part of a strategic effort to reduce overall exposure to real estate. As a result of these sales, the Company incurred realized capital losses which were required to be transferred to the interest maintenance reserve (IMR). However, as a result of the transfer of these realized capital losses to IMR, IMR became negative. In connection with the sale of the real estate-related investments and the acquisition of the Company's parent, the IDOI

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     permitted the Company to reset the IMR to zero as of December 31, 1995. This treatment permits the Company to proceed as if it had been legally reorganized through a procedure known as a "quasi-reorganization".

     This procedure allows the Company a "fresh start" by resetting the negative unassigned surplus to zero and reducing gross paid-in and contributed surplus by the same amount. Although this treatment does not change the Company's total amount of reported capital and surplus as of December 31, 2002, it did favorably impact the 2002 and 2001 net gain from operations and net income. If the Company had not been permitted to reset the IMR to zero as of December 31, 1995, the December 31, 2002 and 2001 net gain from operations and net income would have been reduced by $957 thousand and $825 thousand, respectively, and capital and surplus for both years would have been increased by like amounts through a credit to the change in nonadmitted assets and related items. If the Company had not been able to reset the negative unassigned surplus to zero, paid-in and unassigned surplus would have been $107.7 million and $40.8 million respectively, at December 31, 2002 and $107.7 million and $60.4 million respectively, at December 31, 2001.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     Accounting Policies

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Preferred stocks are carried at cost unless they are below investment grade, then they are carried at market value. Common stocks are carried at fair values promulgated by the NAIC. Short-term investments are carried at cost, which approximates fair value. All derivatives are stated at amortized cost.

          Mortgage loans on real estate are stated at the aggregate unpaid principal balance, net of write-downs and net of any valuation allowances. Real estate-related investments included in other invested assets include notes receivable, which are stated at the unpaid balances, net of any applicable write-downs, and net of a valuation allowance. Other invested assets also consist of venture capital and real estate joint venture partnerships, which are carried at cost, plus equity in undistributed earnings or losses for participants, net of a valuation allowance, surplus notes and a leveraged lease on an aircraft.

          Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss. Reflecting the Company's current strategy with respect to its real estate portfolio, and the intended disposition thereof, real estate-related investments are valued using an estimate of each investment's observable market price, net of estimated costs to sell and where no observable price is available by appraised value.

Federal Kemper Life Assurance Company

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          Policy loans are carried at the aggregate of the unpaid balance, which is not in excess of the cash surrender values of the related policies.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          For its securitized financial assets, the Company recognizes an impairment loss if the fair value of the security is below book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. The Company recorded write-downs totaling $11.8 million and $5.0 million in 2002 and 2001, respectively, related to their securitized financial assets.

          Upon default or indication of potential default by an issuer of fixed maturity securities, other than securitized financial assets, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). For the years ended December 31, 2002 and 2001, the Company recorded write-downs, on other than securitized financial assets of $5.9 million and $2.9 million, respectively.

     B.   Loan-Backed Securities

          The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

          For agency mortgage-backed securities (Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC)), the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources are supplemented by broker pricing where coverage is unavailable or where pricing is deemed to be unreliable.

Federal Kemper Life Assurance Company

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     C.   Investment Income and Realized Gains and Losses

          Investment income is recorded when earned. All investment income due and accrued that is over 90 days past due, with the exception of mortgage loans in default, is excluded from surplus. The Company had no investment income due and accrued that was over 90 days past due at December 31, 2002. The total amount excluded from surplus in 2001 was $528,317.

          Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the IMR as discussed below, and write-downs are credited or charged to income, net of applicable federal income tax. Unrealized gains and losses, including changes in real estate related reserves, are credited or charged to surplus.

     D.   Income and Expenses

          Life and interest-sensitive life insurance contract premiums are recognized as income when due, while annuity contract premiums are recognized as income when received. Deposits on deposit-type contracts are entered directly as a liability when received. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commission, are charged to operations as incurred.

     E.   Asset Valuation Reserve and Interest Maintenance Reserve

          The AVR provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stocks and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. A write-down for other than temporary declines in value is recognized as a realized loss on an individual asset basis.

          The IMR defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a non-admitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

     F.   Policy Liabilities and Other Policyholders' Funds

          Liabilities for life policy reserves and interest-sensitive life insurance contracts are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table, with interest rates ranging from 4.0 percent to 6.0 percent. Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM). Interest crediting rates guaranteed under the contracts' accumulation periods range from 3.0 percent to 6.0 percent. Guarantee periods range from one to two years with minimum interest rate guarantees ranging from
          3.0 percent to 4.5 percent. For contracts which have annuitized, interest rates that are used in the determination of the present value of future payments range from 3.5 percent to 11.3 percent.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

          Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts
          (GICs). The contracts qualify as insurance under state laws and were issued as nonsurrenderable immediate annuities to trusts established by a securities firm.

          The securities firm sold interests in these trusts to institutional investors, primarily foreign investors for funding pension plans. Funding agreements have either fixed or variable rates of interest, are obligations of the Company's general account, are classified as annuities for statutory purposes and are recorded as deposit-type funds.

     G.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life insurance premiums to unaffiliated reinsurers. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

     H.   Federal Income Taxes

          The Company will file a consolidated federal income tax return with ZHCA, beginning with the 2002 tax year.

          The reporting of federal and foreign income taxes under statutory accounting is similar to the reporting requirements under GAAP, except for the following differences: (1) under statutory accounting, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded; (2) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income; (3) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by statutory accounting. Instead, statutory accounting requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes within the next twelve months. The third part of the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs); and (4) under statutory accounting, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from GAAP, which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

     I.   Nonadmitted Assets

          Certain assets designated as "non-admitted assets" have been excluded from the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus through a direct charge against unassigned surplus.

Federal Kemper Life Assurance Company

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     J.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments, with a maturity of one year or less when purchased, to be short-term investments

     K.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

     L.   Other Assets

          The Company purchased a $60 million group variable life insurance policy covering all current employees as of February 14, 2001 from Kemper Investors Life Insurance Company (KILICO), an affiliate. The transaction, as business-owned life insurance, permits the Company to indirectly fund certain of its employee benefit obligations. The asset is included in other assets at the cash surrender value. The changes in cash surrender value on this policy are recorded as other income in the Statutory Statements of Operations.

     M.   Policyholder Dividends

          Dividends to policyholders are determined annually and are payable only upon declaration by the Board of Directors. An estimated provision has been made for dividends expected to be paid in the following calendar year.

     N.   Reclassifications

          Certain 2001 amounts have been reclassified to conform to the current year presentation.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

3.   Invested Assets and Other Related Income

     Bonds

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of bonds at December 31, 2002 and 2001 were as follows (in thousands):

                                                                  2002
                                           -------------------------------------------------
                                                           Gross        Gross     Estimated
                                            Amortized   Unrealized   Unrealized     Fair
                                              Cost        Gains        Losses       Value
                                           ----------   ----------   ----------   ----------
     U.S. Government securities            $  151,519     $ 8,277     $    (77)   $  159,719
     All other governments                      2,492         171           --         2,663
     States, territories and possessions       11,429         825           --        12,254
     Special revenue                           94,543       3,448           --        97,991
     Public utilities                         117,017       4,859         (634)      121,242
     Industrial and miscellaneous           1,388,604      69,268      (15,969)    1,441,903
                                           ----------     -------     --------    ----------
        Total bonds                        $1,765,604     $86,848     $(16,680)   $1,835,772
                                           ==========     =======     ========    ==========

                                                                  2001
                                           -------------------------------------------------
                                                          Gross         Gross     Estimated
                                            Amortized   Unrealized   Unrealized     Fair
                                              Cost        Gains        Losses       Value
                                           ----------   ----------   ----------   ----------
     U.S. Government securities            $  113,016     $ 6,849     $   (138)   $  119,727
     All other governments                      2,490          31           --         2,521
     States, territories and possessions        6,940         601           --         7,541
     Special revenue                           77,457       1,900           --        79,357
     Public utilities                         131,452       2,052       (1,383)      132,121
     Industrial and miscellaneous           1,394,245      38,472      (13,936)    1,418,781
                                           ----------     -------     --------    ----------
        Total bonds                        $1,725,600     $49,905     $(15,457)   $1,760,048
                                           ==========     =======     ========    ==========

Federal Kemper Life Assurance Company

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     The amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                                            Estimated
                                                               Amortized      Fair
                                                                 Cost         Value
                                                              ----------   ----------
     Due in one year or less                                  $   33,929   $   34,324
     Due after one year through five years                       608,478      635,413
     Due after five years through ten years                      559,768      582,292
     Due after ten years                                         115,139      119,222
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed securities/(1)/      448,290      464,521
                                                              ----------   ----------
                                                              $1,765,604   $1,835,772
                                                              ==========   ==========

     /(1)/ Weighted average maturity of approximately 4.5 years.

     Approximately 12.3 percent of the investment-grade fixed maturity securities at December 31, 2002 were residential mortgage-backed securities down from 15.1 percent at December 31, 2001. Approximately 6.0 percent of the investment-grade fixed maturity securities at December 31, 2002 were commercial mortgage-backed securities, compared with 6.1 percent at December 31, 2001. The residential mortgage-backed securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

     Approximately 8.1 percent and 9.5 percent of the investment-grade fixed maturity securities at December 31, 2002 and 2001, respectively, consisted of asset-backed securities. The majority of investments in asset-backed securities were backed by collateralized bond and loan obligations (36.2%), home equity loans (24.5%), and manufactured housing loans (19.0%), and other commercial assets (6.3%).

     Gross proceeds, realized gains and realized losses on bonds sold at the discretion of the Company for the years ended December 31, 2002 and 2001 were as follows (in millions):

                                          2002      2001
                                        --------   ------
     Gross proceeds                     $1,100.5   $817.3
     Gross realized gains               $   40.6   $ 22.8
     Gross realized losses              $   36.5   $  9.3

     Bonds with amortized values of $3.3 million were on deposit with governmental authorities as required by law at December 31, 2002.

Federal Kemper Life Assurance Company

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     Equity Securities

     The fair value of preferred stock was $32.4 million and $42.2 million at December 31, 2002 and 2001, respectively. The cost of common stock was $5.0 million at December 31, 2002. The Company did not own common stock at December 31, 2001.

     Real Estate-Related Investments

     The following table summarizes the Company's real estate-related investments at December 31, 2002 and 2001 (in thousands):

                                                                            2002      2001
                                                                          -------   -------
     Mortgage loans                                                       $40,094   $38,361
     Real estate-related investments included in other invested assets:
        Real estate loans and notes receivable                              8,494     8,517
        Real estate joint ventures and partnerships                           736       879
        Real estate valuation reserve                                      (8,284)   (8,284)
                                                                          -------   -------
           Totals/(1)/                                                    $41,040   $39,473
                                                                          =======   =======

     /(1)/ Excludes $1.4 million and $1.3 million of real estate-related accrued interest at December 31, 2002 and 2001, respectively.

     At December 31, 2002 and 2001, total impaired loans were as follows (in millions):

                                                                   2002    2001
                                                                  -----   -----
     Impaired loans without reserves - gross                      $ 0.1   $ 0.1
     Impaired loans with reserves - gross                           8.6     8.6
                                                                  -----   -----
           Total gross impaired loans                               8.7     8.7
     Reserves related to impaired loans                            (8.3)   (8.3)
                                                                  -----   -----
           Net impaired loans                                     $ 0.4   $ 0.4
                                                                  =====   =====

     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $8.7 million and $17.0 million in impaired loans for 2002 and 2001, respectively.

     At both December 31, 2002 and 2001, loans on nonaccrual status amounted to $10.6 million before reserves and write-downs, and $0.4 million after reserves and write-downs. The Company's nonaccrual loans are included in impaired loans.

Federal Kemper Life Assurance Company

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     Net Investment Income

     The sources of net investment income for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                             2002       2001
                                                           --------   --------
     Interest on fixed maturity securities                 $115,654   $128,830
     Dividends on equity securities                           2,659      2,708
     Income from short-term investments                         624      1,701
     Income from mortgage loans                               3,362      6,695
     Income from policy loans                                 4,471      4,270
     Income from other loans and investments                    708        638
                                                           --------   --------
        Total investment income                             127,478    144,842
     Investment expense                                      (6,854)    (6,580)
                                                           --------   --------
        Net investment income                              $120,624   $138,262
                                                           ========   ========

     Net Realized Capital Gains and Losses

     Net realized capital gains (losses) for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                                      2002       2001
                                                                    --------   --------
     Fixed maturity securities                                      $(12,813)  $  5,518
     Equity securities                                                   (67)       350
     Other                                                            (9,834)        29
                                                                    --------   --------
        Net realized capital (losses) gains before federal income
           tax (benefit) expense                                     (22,714)     5,897
     Federal income tax (benefit) expense                             (1,048)     4,866
                                                                    --------   --------
        Net realized capital (losses) gains after taxes              (21,666)     1,031
     Net gain transferred to the IMR                                 (19,634)   (11,319)
                                                                    --------   --------
        Total realized capital losses                               $(41,300)  $(10,288)
                                                                    ========   ========

     The other losses, net, for 2002 consist primarily of a write-down on a leveraged lease that covers an aircraft. The aircraft is leased by United Airlines (UAL) and was written down to zero subsequent to UAL filing Chapter 11 bankruptcy in the fourth quarter of 2002. The pre-tax write-down totaled $10.5 million.

Federal Kemper Life Assurance Company

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4.   Concentration of Credit Risk

     The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of credit risk exist in mortgage- and asset-backed securities and real estate.

     The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 2002 was as follows: California (55.3%), Illinois (13.6%), Washington (9.2%) and Colorado (5.1%). The property type distribution of a majority of the real estate portfolio as of December 31, 2002 was as follows: land (47.0%), hotels (30.6%), and office (13.6%).

     To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third party financing can require credit-enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's or the Company's plans with respect to such projects may not change substantially.

     A portion of the Company's real estate loans are on properties or projects where the Company, Kemper or their affiliates have taken ownership positions in joint ventures with a small number of partners.

     At December 31, 2002, loans to a master limited partnership (MLP) between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company, a former affiliate, constituted approximately $22.0 million of the Company's real estate portfolio. Kemper's interest in the MLP is 75.0 percent at December 31, 2002. Loans to the MLP were placed on non-accrual status at the beginning of 1999 due to management's desire not to increase book value of the MLP over net realizable value, as interest on these loans has historically been added to principal. During 2001, a change in circumstances surrounding the water development project related to these loans led to the reclassification of these loans to accrual status. As a result, interest income was recorded in the fourth quarter of 2001 and subsequent periods and the general reserve allowance related to these loans was released.

     At December 31, 2002, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates (Nesbitt), a third party real estate developer, have ownership interests constituted approximately $12.5 million of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties and one retail property.

     At December 31, 2002, a loan to a joint venture amounted to $5.6 million. This affiliated mortgage loan was on an office property located in Illinois and owned by an affiliate, Zurich North America.

     The remaining real estate-related investment amounted to $0.2 million at December 31, 2002 and consisted of mortgage loans on unzoned lots located in Hawaii. These properties are not currently producing income and the loans are on non-accrual status. All zoned properties were sold by March of 2001. The Company is currently pursuing an out of court settlement with the City of Honolulu for the down zoning of certain unzoned properties. If a settlement is not reached, the trial is expected to begin in 2003. The Company is holding the other unzoned properties for future zoning and sales.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The Company anticipates that it could be a number of years until the Company obtains zoning to allow development or completely disposes of all of its investments in Hawaii.

5.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

     Bonds and Equity Securities

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, Deutsche Investment Management Americas, Inc. (DIM), formerly Zurich Scudder Investments, Inc. (ZSI).

     Cash and Short-Term Investments

     The carrying amounts for these instruments approximate fair values.

     Interest Rate Swaps

     Fair values are determined by taking the present value of net future cash flows, which are based upon the LIBOR curve at the most recent valuation date.

     Mortgage Loans and Other Real Estate-Related Investments

     Fair values were estimated based upon the investments' observable market prices, net of estimated costs to sell and where no observable price is available, by appraised value. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market. Mortgage loans and other real estate-related investments are stated at their aggregate unpaid balances, less a valuation allowance of $8.3 million at both 2002 and 2001. The real estate portfolio is monitored closely and reserves are adjusted to reflect market conditions. This results in a carrying value that approximates fair value at December 31, 2002 and 2001.

Federal Kemper Life Assurance Company

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     Policy Loans and Other Invested Assets

     The carrying value of policy loans approximates the fair value as the Company adjusts the rates to remain competitive. The carrying values for other invested assets approximate fair values.

     Life Policy Benefits

     For deposit liabilities with defined maturities, the fair value was based on the discounted value of future cash flows. The discount rate was based on the rate that would be offered for similar deposits at the reporting date. For all other deposit liabilities, primarily deferred annuities and universal life contracts, the fair value was based on the amount payable on demand at the reporting date.

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 were as follows (in thousands):

                                                                                      2002                      2001
                                                                            -----------------------   -----------------------
                                                                                          Estimated                 Estimated
                                                                             Carrying       Fair       Carrying       Fair
                                                                               Value        Value        Value        Value
                                                                            ----------   ----------   ----------   ----------
     Financial instruments recorded as assets:
        Bonds                                                               $1,765,604   $1,835,772   $1,725,600   $1,760,048
        Equity securities (excluding real estate-related investments)           34,095       37,362       38,066       42,218
        Cash and short-term investments                                         47,753       47,753       54,502       54,502
        Mortgage loans and other real estate-related investments                41,040       41,040       39,473       39,473
        Policy loans                                                            76,251       76,251       83,376       83,376
        Other invested assets (excluding real estate-related investments)        9,981       10,147       16,526       16,454
     Financial instruments recorded as liabilities - aggregate reserves for policies and contracts and supplementary contracts
        excluding term life reserves                                         1,694,625    1,808,098    1,758,397    1,843,629

Federal Kemper Life Assurance Company

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6.   Income Taxes

     The components of the net deferred tax asset recognized in the Company's Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus are as follows:

                                                    December 31,   December 31,
                                                        2002           2001
                                                    ------------   ------------
     Total of all deferred tax assets (DTAs)        $ 76,324,889   $ 75,870,977
     Total of all deferred tax liabilities (DTLs)    (15,454,119)   (18,027,198)
                                                    ------------   ------------
        Net deferred tax asset                        60,870,770     57,843,779
     Deferred tax assets nonadmitted                  51,263,674     48,137,316
                                                    ------------   ------------
        Net admitted deferred tax asset             $  9,607,096   $  9,706,463
                                                    ============   ============
     Increase in nonadmitted deferred tax asset     $ (3,126,358)  $ 15,805,832
                                                    ============   ============

     Deferred tax liabilities are not recognized for the following amounts:

     As of December 31, 2002, the Company had a balance of $10,639,555 in its Policyholder's Surplus Account under the provisions of the Internal Revenue Code. The amount could become taxable to the extent that future shareholder dividends are paid from this account.

     The Company's income tax expense and change in deferred tax assets and liabilities differ from the amount obtained by applying the federal statutory rate of 35% to net income before taxes. The significant items causing this difference are: change in cash surrender value of life insurance, adjustment for the settlement of audits by taxing authorities, nondeductible expenses, adjustment for prior year provision to return differences, and the amortization of the interest maintenance reserve.

     The components of incurred tax expense and the change in DTAs and DTLs are as follows:

                                                                2002          2001
                                                            -----------   -----------
     Current income tax expense - operations                $28,698,183   $32,195,100
     Current income tax (benefit) expense - capital gains    (1,047,567)    4,865,950
                                                            -----------   -----------
     Current income tax incurred                            $27,650,616   $37,061,050
                                                            ===========   ===========

Federal Kemper Life Assurance Company

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     The changes in the main components of DTAs and DTLs are as follows:

                                        December 31,   December 31,
                                            2002           2001          Change
                                        ------------   ------------   -----------
     DTAs:
        Life insurance reserves         $ 10,949,050   $  9,827,410   $ 1,121,640
        Deferred acquisition costs        45,321,834     43,757,681     1,564,153
        Nonadmitted assets                 5,338,822      7,456,630    (2,117,808)
        Accrued expenses                   2,915,578      3,041,553      (125,975)
        Net unrealized capital losses             --      3,659,395    (3,659,395)
        Real estate reserves               2,899,290      2,899,290            --
        Bond write-downs                   6,951,229      4,112,706     2,838,523
        Other                              1,949,086      1,116,312       832,774
                                        ------------   ------------   -----------
           Total DTAs                     76,324,889     75,870,977       453,912
     Nonadmitted DTAs                    (51,263,674)   (48,137,316)   (3,126,358)
                                        ------------   ------------   -----------
           Admitted DTAs                $ 25,061,215   $ 27,733,661   $(2,672,446)
                                        ============   ============   ===========

                                                December 31,   December 31,
                                                    2002           2001         Change
                                                ------------   ------------   ----------
     DTLs:
        Market discount on bonds                $ (1,165,691)  $ (1,759,851)  $  594,160
        Depreciation/amortization                 (6,915,884)    (9,926,519)   3,010,635
        Deferred and uncollected premiums         (3,465,798)    (3,430,634)     (35,164)
        Loading/cost of collection                (1,461,667)    (1,156,334)    (305,333)
        Net unrealized capital gains                 (17,378)            --      (17,378)
        Accrued interest on funding agreement     (1,321,654)      (610,974)    (710,680)
        Other                                     (1,106,047)    (1,142,886)      36,839
                                                ------------   ------------   ----------
           Total DTLs                           $(15,454,119)  $(18,027,198)  $2,573,079
                                                ============   ============   ==========
           Net admitted deferred tax asset      $  9,607,096   $  9,706,463   $  (99,367)
                                                ============   ============   ==========

Federal Kemper Life Assurance Company

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     The change in the net deferred income tax asset is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the Statutory Statements of Capital Stock and Surplus):

                                               December 31,   December 31,
                                                   2002           2001         Change
                                               ------------   ------------   ----------
     Total DTAs                                $ 76,324,889   $ 75,870,977   $  453,912
     Total DTLs                                 (15,454,119)   (18,027,198)   2,573,079
                                               ------------   ------------   ----------
        Net deferred tax asset (liability)     $ 60,870,770   $ 57,843,779    3,026,991
                                               ============   ============
     Tax effect of unrealized gains (losses)                                  3,676,773
                                                                             ----------
     Change in net deferred income tax                                       $6,703,764
                                                                             ==========

     In 2002 and 2001, the change in the tax effect of unrealized gains/losses has been reflected in the Statutory Statements of Capital Stock and Surplus within the change in net deferred tax asset.

     At December 31, 2001, the change in the non-admitted deferred taxes was reflected in the Statutory Statements of Capital Stock and Surplus within the change in net deferred tax asset.

     As of December 31, 2002 and 2001, the Company did not have any operating loss carryforwards.

     The following are income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

     2002                 $        --
     2001                 $35,326,545
     2000                 $53,235,441

     The Company's federal income tax is consolidated with the following entities, with ZHCA as the parent:

     American Guarantee and Liability Insurance Company      South County Water Corporation
     American Zurich Insurance Company                       Specialty Producer Group II, Inc.
     Assurance Company of America                            Steadfast Insurance Company
     Colonial American Casualty & Surety Company             Sterling Pines Inc.
     Diversified Specialty Risks, Inc.                       The Duchy of Grand Fenwick, Inc.
     Empire Fire and Marine Insurance Company                The Mountbatten Surety Co., Inc.
     Empire Indemnity Insurance Company                      The Zurich Services Corporation
     Empire Management Services, Inc.                        Truckwriters, Inc.
     Federal Kemper Life Assurance Company                   Universal Underwriters Acceptance Corporation
     Fidelity & Deposit Company of Maryland                  Universal Underwriters Insurance Company
     FKLA Realty Corporation                                 Universal Underwriters Insurance Services, Inc.
     GE-Zurich Warranty Management Inc.                      Universal Underwriters Insurance Services, Inc. of Tx.
     GE-Zurich Warranty Management Florida Inc.              Universal Underwriters Insurance Services of Alabama
     GE-Zurich Warranty Management Inc. of CA                Universal Underwriters Life Insurance Company
     HMS Dreadnought, Inc.                                   Universal Underwriters Management Company
     Investors Brokerage Service, Inc.                       Universal Underwriters of Texas Ins. Company

Federal Kemper Life Assurance Company

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     Investors Brokerage Service Insurance Agency, Inc.      Universal Underwriters Service Corporation
     Investors Brokerage Service Insurance Agency of Texas   Universal Underwriters Service Corporation of Texas
     Kemper Corporation                                      UUBVI, Limited
     Kemper Investors Life Insurance Company                 Valiant Insurance Company
     Kemper Portfolio Corporation                            Vistar Insurance Services, Inc.
     KFC Portfolio Corporation                               ZKI Holding Corporation
     KILICO Realty Corporation                               Zurich Agency Services, Inc.
     Maine Bonding and Casualty Company                      Zurich American Brokerage, Inc.
     Maryland Casualty Company                               Zurich American Insurance Company
     Maryland Insurance Company                              Zurich American Insurance Company of Illinois
     Maryland Lloyds                                         Zurich Direct, Inc.
     Maryland Management Corporation                         Zurich Direct Insurance Agency Inc. of MA
     Maunalua Associates, Inc.                               Zurich Direct Inc of Texas
     Minnesota Marketing Center, Inc.                        Zurich E & S Insurance Brokerage, Inc.
     Mountbatten, Inc.                                       Zurich Finance (USA), Inc.
     National Standard Insurance Company                     Zurich Global, Ltd.
     Northern Insurance Company of New York                  Zurich CZI Management Holding, Ltd.
     PMG Securities Corporation                              Zurich CZI Management, Ltd.
     PMG Asset Management, Inc.                              Zurich Holding Company of America, Inc.
     PMG Marketing, Inc.                                     Zurich Life Insurance Company of New York
     PMG Life Agency, Inc.                                   Zurich Life Insurance Company of America
     PMG Insurance Marketing of Massachusetts, Inc.          Zurich Premium Finance Company
     Risk Enterprise Management                              Zurich Premium Finance Company of CA
     South County Services Company Inc.                      Zurich Towers, Inc.
     South County Sewer Corporation                          Zurich Warranty Solutions, Inc.

     A written agreement sets out the method of allocating tax between the companies. In general, the allocation is based upon separate return calculations with no immediate benefit for a taxable loss which is utilized in the current year consolidated return. Intercompany tax balances are settled within thirty days after: (1) the filing of the consolidated federal income tax return; (2) the payment of an estimated payment; (3) an additional assessment of the consolidated tax liability; (4) a refund of the consolidated tax liability; or (5) any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

Federal Kemper Life Assurance Company

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7.   Information Concerning Parent, Subsidiaries and Affiliates

     All of the outstanding shares of the Company are owned by Kemper.

     During 2002 and 2001, the Company paid cash dividends to Kemper according to the following schedule:

       Month                                              2002          2001
     ---------                                        -----------   -----------
     March                                            $        --   $12,000,000
     June                                              10,000,000    23,000,000
     September                                         30,000,000            --
     December                                                  --    60,000,000
                                                      -----------   -----------
        Total                                         $40,000,000   $95,000,000
                                                      ===========   ===========

     KILICO, Zurich Life Insurance Company of America (ZLICA), and Zurich Life Insurance Company of New York (ZLICONY), a subsidiary of KILICO, utilize the management, employees, and home office space of the Company. Expenses are allocated to KILICO, ZLICA and ZLICONY based upon their actual utilization of the Company's employees and facilities. Expenses allocated to KILICO, ZLICA, and ZLICONY during 2002 and 2001 amounted to $39.2 million and $36.5 million, respectively.

     The Company held a $5.6 million real estate-related investment in an affiliated mortgage loan at December 31, 2002 and 2001.

     The Company has a formal management services agreement with Fidelity Life Association (FLA) whereby the Company charges FLA based upon certain fixed and variable costs. Expenses charged to FLA during 2002 and 2001, under the terms of the agreement, amounted to $11.8 million and $13.0 million, respectively.

     FLA is a mutual company, owned by it's policyholders, and is not a member of the Zurich Holding Company System at December 31, 2002.

     The Company has a service agreement with DIM, formerly ZSI, a subsidiary of Zurich at December 31, 2001. DIM provides investment services, including purchases or sales of securities, under the supervision of the Investment Committee of the Company. On September 24, 2001, ZFS announced that it would sell 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction did not include ZSI's United Kingdom operations, Threadneedle Investments.

     The Company paid the Kemper real estate subsidiaries $0.1 million during both 2002 and 2001, related to the management of the Company's real estate portfolio.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 2002 and 2001, joint venture mortgage loans totaled approximately $27.6 million and $25.5 million, respectively. During 2002 and 2001, the Company earned interest income on these joint venture loans of $2.3 million and $5.6 million, respectively.

Federal Kemper Life Assurance Company

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     At December 31, 2002 and 2001, the Company reported the following amounts due from or (to) related parties:

                                                           2002         2001
                                                       -----------   ----------
     KILICO                                            $ 3,132,655   $2,127,927
     Investors Brokerage Services                            3,255          659
     Zurich Direct, Inc. (ZD)                            5,143,339      393,387
     PMG Group                                               8,598           --
     ZLICONY                                               156,087           --
     Zurich Direct of Texas                                973,247      614,112
     Zurich Direct Insurance Agency                        106,012           --
     ZLICA                                               1,068,785      985,090
     Kemper                                                 17,860    1,176,323
     Zurich Kemper Stephens                                     --        6,769
     Zurich International Solutions                         27,687       20,244
     ZFS                                                       223       41,626
     Other                                                 920,817      783,380
     Kemper Real Estate, Inc                                38,179           --
     Nonadmitted affiliated balances                    (6,222,598)    (393,386)
                                                       -----------   ----------
        Receivable from related parties                $ 5,374,146   $5,756,131
                                                       ===========   ==========

                                                           2002         2001
                                                       -----------   ----------
     PMG Group                                         $        --   $ (131,102)
     ZLICONY                                                    --     (157,559)
     ZSI                                                        --     (468,742)
     Zurich American Insurance Company                     (20,979)    (216,072)
     Other                                                 (24,067)          --
                                                       -----------   ----------
        Payable to related parties                     $   (45,046)  $ (973,475)
                                                       ===========   ==========
     Net receivable from related party                 $ 5,329,100   $4,782,656
                                                       ===========   ==========

     Related party receivables and payables are settled each month.

     On October 31, 2001, the Company sold its $60.0 million bond investment in ZSLM Trust, issued by an affiliate, for cash to Farmers Group, Inc. (Farmers), which is an affiliated company.

     The Company is allocated costs from Farmers for mainframe data processing services.

     At December 31, 2002 and 2001, the Company reported amounts payable to FLA of $6,295,047 and $1,137,660, respectively.

Federal Kemper Life Assurance Company

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8.   Life Reserves

     A.   Reserves for Life Contracts and Deposit-Type Contracts

          The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. The Company holds reserves for surrender values promised in excess of the legally computed reserves. Substandard reserves are principally computed on the basis of the tabular interest and multiples of the tabular mortality. As of December 31, 2002, the Company had $16.4 billion of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Illinois. Reserves to cover the above insurance totaled $56.5 million.

          Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding in addition one half of the net valuation premium for the modal period.

          Tabular interest, tabular less actual reserve released and tabular cost have been determined by formulas used in accordance with the NAIC Annual Statement Instructions. Tabular interest on deposit funds not involving life contingencies is determined as a balance item where interest is included in other items at appropriate rates and adjustments due to changes in valuation basis or other increases have been reflected.

     B. Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

                                                           December 31, 2002
                                                        -----------------------
                                                                          % of
                                                            Amount        Total
                                                        --------------   ------
     Subject to discretionary withdrawal:
        At book value less current surrender charge
           of 5% or more                                $  220,427,019    16.87%
     At book value without adjustment (minimal or
        no charge or adjustment)                           279,732,357    21.41
     Not subject to discretionary withdrawal               806,087,684    61.72
                                                        --------------   ------
           Total (gross)                                 1,306,247,060   100.00%
                                                                         ======
     Reinsurance ceded                                      98,265,970
                                                        --------------
           Total (net)                                  $1,207,981,090
                                                        ==============

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Reconciliation of total annuity actuarial reserves and deposit fund liabilities:

     Life and Accident and Health Annual Statement:

                                                               December 31, 2002
                                                               -----------------
     Annuities, total (net)                                      $  412,403,062
     Supplemental contracts with life contingencies, total
        (net)                                                        33,227,205
     Deposit-type contracts, total (net)                            762,350,823
                                                                 --------------
     Total                                                       $1,207,981,090
                                                                 ==============

9.   Premium and Annuity Considerations Deferred and Uncollected

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2002 and 2001 were as follows:

                                       2002                       2001
                             ------------------------   ------------------------
                                             Net of                    Net of
                                Gross       Loading        Gross       Loading
                             ----------   -----------   ----------   -----------
     Ordinary new business   $  230,196   $   160,157   $  254,290   $    93,499
     Ordinary renewal         9,671,852    13,918,109    9,547,522    13,012,124
     Group life                     229           203            0             0
                             ----------   -----------   ----------   -----------
        Total                $9,902,277   $14,078,469   $9,801,812   $13,105,623
                             ==========   ===========   ==========   ===========

10.  Reinsurance

     At December 31, 2002 and 2001, the deductions for reinsurance ceded to affiliated and unaffiliated insurance companies were as follows (in millions):

                                                           2002     2001
                                                          ------   ------
     Reserves ceded to affiliated insurance companies     $ 98.3   $ 98.6
     Reserves ceded to unaffiliated insurance companies    380.1    304.6
                                                          ------   ------
        Total reserves ceded                              $478.4   $403.2
                                                          ======   ======
     Premiums ceded to unaffiliated insurance companies   $222.8   $196.4
        Total premiums ceded                              $222.8   $196.4
                                                          ======   ======
     Benefits ceded to affiliated insurance companies     $   .1   $   .3
     Benefits ceded to unaffiliated insurance companies    145.4    144.0
                                                          ------   ------
        Total benefits ceded                              $145.5   $144.3
                                                          ======   ======

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Such amounts related to life insurance in force at December 31, 2002 and 2001 were as follows (in billions):

                                                  2002     2001
                                                 ------   ------
     Direct and assumed                          $133.9   $124.3
                                                 ------   ------
     Ceded to unaffiliated insurance companies   $115.4   $106.5
                                                 ======   ======

11.  Capital Stock and Surplus

     The Company has 500,000 shares of common stock, $20 par value, authorized, and 136,351 shares issued and outstanding.

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted if such dividend, together with other distributions during the twelve preceding months would exceed the greater of ten percent of statutory surplus as regards policyholders as of the preceding December 31, or statutory net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized capital gains. The maximum amount of dividends which can be paid by the Company without prior approval in 2003 is $8.6 million.

     Unassigned funds (surplus) represented or (reduced) in aggregate by each item below at December 31, 2002 and 2001 is as follows:

                                                 2002           2001
                                             ------------   ------------
     Unrealized gains                        $  3,643,337   $    897,510
     Nonadmitted asset values                 (72,740,048)   (69,321,092)
     Asset valuation reserve                   (1,419,652)   (11,251,441)
     Reinsurance in unauthorized companies     (1,425,468)            --
     Deferred taxes                            60,870,770     57,843,779

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

12. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other Postretirement Benefit Plans

     Postretirement Benefit Plan

     The Company sponsors a postretirement benefit plan covering all employees. The Company allocates a portion of plan expenses and obligations to KILICO, ZLICA and ZD. The Company does not have a defined benefit pension plan.

     The Company's portion of assets, obligations and assumptions of the postretirement benefit plan are as follows at December 31, 2002 and 2001:

                                                                 Postretirement Benefits
                                                                -------------------------
                                                                    2002          2001
                                                                -----------   -----------
     Change in benefit obligation:
        Benefit obligation at beginning of year                 $ 1,107,935   $   775,258
        Service cost                                                 43,818        37,281
        Interest cost                                                75,190        72,775
        Actuarial loss                                               58,615       276,592
        Benefits paid                                               (59,197)      (53,971)
                                                                -----------   -----------
        Benefit obligation at end of year                       $ 1,226,361   $ 1,107,935
                                                                ===========   ===========

     Funded status at December 31                               $(1,226,361)  $(1,107,935)
     Unamortized prior service cost                                (105,257)     (114,172)
     Unrecognized net actuarial loss                                386,936       344,808
     Remaining net obligation or net asset at initial date of
        application                                                      --        32,703
                                                                -----------   -----------
     Accrued benefit liability                                  $  (944,682)  $  (844,596)
                                                                ===========   ===========
     Components of net periodic benefit cost:
        Service cost                                            $    43,818   $    37,281
        Interest cost                                                75,190        72,775
        Amortization of unrecognized transition obligation           32,579        32,702
        Amortization of unrecognized net loss                        16,178        14,209
        Amortization of prior service cost                           (8,482)       (8,514)
                                                                -----------   -----------
           Total net periodic benefit cost                      $   159,283   $   148,453
                                                                ===========   ===========

     The accrued benefit liability has been reflected in the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus within general expenses due or accrued. The total net periodic benefit cost has been reflected in the Statutory Statements of Operations within general expenses.

     The Company has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2002:

                                                                1 Percentage     1 Percentage
                                                               Point Increase   Point Decrease
                                                               --------------   --------------
     Effect on total of service and interest cost components       $ 15,972       $ (15,824)
                                                                   --------       ---------
     Effect on postretirement benefit obligation                   $150,974       $(150,634)
                                                                   ========       =========

     Defined Contribution Plan

     The Company's employees are covered by qualified defined contribution plans sponsored by the Company.

     Details of the Company's defined contribution plans for the years 2002 and 2001 are as follows:

                                    2002         2001
                                 ----------   ----------
     401(k) plan company match   $  496,176   $  423,667
     Money purchase plan            590,627      471,331
     Profit sharing plan            774,789      449,690
                                 ----------   ----------
        Total                    $1,861,592   $1,344,688
                                 ==========   ==========

     The defined contribution plans have been reflected in the Statutory Statements of Operations within general expenses.

     Multiemployer Plans

     Effective January 1, 2001, the Company's 401(k) plan (the Plan) began being administered by Zurich North America, an affiliate. As part of this move, certain changes were made to the Plan. All employees became 100% vested and the amount that an employee can contribute that will be matched by the Company increased from 5% to 6%.

13. Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk

     The Company is party to an interest rate swap agreement with Zurich Capital Markets, Inc. (ZCM), an affiliated counterparty. The Company invests primarily in fixed rate investments. A floating rate funding agreement was reinsured in 2000 and the Company subsequently entered into an interest rate swap agreement. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is made by one counterparty at each due date. In 2002, the Company paid $6.3 million as settlement for the difference between the fixed-rate and floating-rate interest.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect its counterparty to fail to meet its obligations given its high credit ratings. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts. At December 31, 2002, and 2001 an open swap agreement with a notional value of $160.0 million and an expiration date of November 2004, had a negative market value of $16.5 million and $7.8 million, respectively. The negative market value was included as a component of other accounts payable and liabilities in the accompanying consolidated balance sheets.

14.  Leases

     The Company leases office equipment under various non-cancelable operating lease agreements that expire through December 2005. Rental expense for 2002 and 2001 was approximately $2.2 million and $2.8 million, respectively.

     At December 31, 2002, the future minimum aggregate rental commitments are as follows (in thousands):

                               Operating
     Year Ending December 31     Leases
     -----------------------   ---------
              2003               $789
              2004               $455
              2005               $ 82

     The Company shares 307,804 square feet of office space leased by Zurich North America, an affiliate, from Wells Real Estate Funds, located in Schaumburg, Illinois. The Company makes payments for its share of lease expense per terms of the agreement.

     At January 1, 2002, the minimum aggregate rental commitments were as follows:

     (Dollars in thousands)

     Year Ending December 31   Office Space Leases
     -----------------------   -------------------
             2002                     $5,182
             2003                     $5,337
             2004                     $5,496
             2005                     $5,662
             2006                     $5,832
             2007                     $6,006

     Certain rental commitments have renewal options extending through the year 2016.

15.  Contingencies

     The Company is unaware of any contingent liability, which may materially affect its financial position or results of operations.

     The Company has not committed reserves to cover any contingent liabilities except as noted in the financial statements.

     There are no pending legal proceedings, which are beyond the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     to the financial position or results of operations of the Company. The Company does not act as an intermediary/broker in over the counter derivative instrument transactions.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2002 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as for an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

16.  Codification

     As of January 1, 2001 the Company adopted the Codification of Statutory Accounting Principles (Codification) guidance. The NAIC Accounting Practices and Procedures Manual is the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changed current statutory accounting in some areas. The IDOI adopted Codification, effective January 1, 2001. The Company's statutory surplus was positively impacted by $9.9 million upon adoption as a result of the net effect of recording the cost of collection minus loading, of negative loading on net due premiums, of investment write-downs, of a net deferred tax asset, and of claim adjustment expenses caused by Codification. This initial adjustment consisted of the following items:

     Cost of collection minus loading      $ 5,555,648
     Negative loading on net due premium    (4,920,101)
     Investment write-downs                 (1,174,899)
     Net deferred tax asset                 10,623,016
     Claim adjustment expenses                (191,930)
                                           -----------
        Total                              $ 9,891,734
                                           ===========

Federal Kemper Life Assurance Company

Table of Contents
--------------------------------------------------------------------------------


Report of Independent Accountants

Financial Statements:
   Statutory Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 2001 and 2000

   Statutory Statements of Operations for the years ended
      December 31, 2001 and 2000

   Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2001 and 2000

   Statutory Statements of Cash Flows for the years ended
      December 31, 2001 and 2000

   Notes to Statutory Financial Statements

                        Report of Independent Accountants

To the Board of Directors and Stockholder of Federal Kemper Life Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Federal Kemper Life Assurance Company (the "Company") as of December 31, 2001 and 2000, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 15 to the financial statements, the Company adopted the accounting policies in the revised National Association of Insurance Commissioners "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, as required by the State of Illinois Department of Insurance. The effect of adoption is recorded as an adjustment to unassigned surplus as of January 1, 2001.

PricewaterhouseCoopers LLP
March 22, 2002

Federal Kemper Life Assurance Company

Statutory Statements of Admitted Assets,
Liabilities, and Capital Stock and Surplus
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                 2001             2000
                                                            --------------   --------------
                    ADMITTED ASSETS

Cash and invested assets:
   Bonds                                                    $1,725,599,977   $1,871,385,602
   Preferred stocks                                             38,065,671       38,065,671
   Mortgage loans on real estate                                38,360,986       33,625,716
   Policy loans                                                 83,376,322       88,465,028
   Cash                                                             18,825        4,569,675
   Short-term investments                                       54,482,804       90,339,766
   Joint venture notes                                             233,603        8,527,723
   Other invested assets                                        17,405,084       17,526,555
   Receivable for securities sold                                  900,000        5,328,800
                                                            --------------   --------------
         Total cash and invested assets                      1,958,443,272    2,157,834,536
Amounts recoverable from reinsurers                              2,912,441       13,099,393
Fixed assets                                                     3,343,981        2,454,133
Net deferred tax asset                                           9,706,463               --
Premiums deferred and uncollected                               13,105,622       18,365,377
Investment income due and accrued                               31,204,795       32,663,592
Receivable from affiliates                                       4,782,656       35,335,776
Other assets                                                    58,200,916        3,700,743
                                                            --------------   --------------
         Total admitted assets                              $2,081,700,146   $2,263,453,550
                                                            ==============   ==============

       LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                                $1,117,441,756   $1,173,039,853
   Deposit-type funds:
      Funding agreements                                       605,861,471      609,220,928
      Supplemental contracts without life contingencies         39,819,804       42,584,520
      Beneficiary account                                       91,732,930       74,512,308
      Dividend accumulations                                     1,052,711        1,044,260
      Premium deposit funds                                        418,467          435,831
   Claims and benefits payable to policyholders                 18,589,470       17,871,902
   Other policyholder funds                                      1,862,294        1,264,722
   Interest maintenance reserve                                 12,321,516        3,813,115
                                                            --------------   --------------
         Total policy liabilities                            1,889,100,419    1,923,787,439
                                                            --------------   --------------
Commissions to agents due or accrued                             2,768,413        1,690,826
General expenses due or accrued                                  6,988,948        9,038,634
Taxes, licenses and fees due or accrued                          4,286,757        6,042,730
Federal income taxes due or accrued                              1,832,289       22,321,239
Cost of collection in excess of loading                                 --        5,555,647
Amounts withheld by company as agent or trustee                    (69,176)         (50,579)
Amounts held for agents                                          1,393,412          985,409
Remittances and items not allocated                             (1,618,386)      49,650,639
Asset valuation reserve                                         11,251,441       16,650,552
Real estate valuation reserve                                           --       11,850,620
Other liabilities                                                6,346,266        6,097,804
                                                            --------------   --------------
         Total liabilities                                   1,922,280,383    2,053,620,960
                                                            --------------   --------------
Capital stock and surplus:
   Common stock                                                  2,727,020        2,727,020
   Paid-in surplus                                              91,340,794       91,340,794
   Unassigned surplus                                           65,351,949      115,764,776
                                                            --------------   --------------
         Total capital stock and surplus                       159,419,763      209,832,590
                                                            --------------   --------------
         Total liabilities and capital stock and surplus    $2,081,700,146   $2,263,453,550
                                                            ==============   ==============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Operations
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                        2001           2000
                                                                    ------------   -------------
Income:
   Premium and annuity considerations                               $160,908,456   $ 102,298,722
   Deposit-type funds revenue:
      Funding agreements                                                      --     233,000,000
      Supplemental contracts without life contingencies                       --      15,495,686
      Dividend accumulations                                                  --          41,676
Considerations for supplemental contracts with
   life contingencies                                                  2,860,549       2,622,916
Net investment income                                                138,261,870     143,366,633
Amortization of interest maintenance reserve                           2,810,639       2,737,954
Reinsurance ceding commissions and allowances                         65,361,642      60,285,371
Other income                                                          (2,628,438)       (459,517)
                                                                    ------------   -------------
         Total income                                                367,574,718     559,389,441
                                                                    ------------   -------------
Death benefits                                                        65,382,327      88,707,171
Matured endowments                                                       274,730          82,516
Annuity benefits                                                      85,950,688     177,714,037
Surrender benefits                                                    33,194,052      45,233,283
Disability and accident and health benefits                            1,170,200       1,034,901
Interest on policy and contract funds                                  4,035,450       3,814,792
Interest and adjustments on policy or deposit-type contracts          38,370,738              --
Payments on supplementary contracts with life contingencies            4,957,745       4,869,564
Deposit-type fund benefits:
   Payments on supplementary contracts without life contingencies             --      19,691,462
   Increase in liability for premium and other deposits                       --     233,449,018
   Increase in reserves for supplementary contracts without
      life contingencies                                                      --      (2,701,217)
Decrease in aggregate reserves for life policies and contracts       (60,518,197)   (291,483,215)
Commissions                                                           59,798,472      59,308,123
General expenses                                                      55,827,849      42,609,987
Insurance taxes, licenses and fees                                     6,635,778       9,904,966
Increase in loading on deferred and uncollected premiums                 510,815      (9,668,564)
Dividends to policyholders                                                55,659          58,560
                                                                    ------------   -------------
         Total benefits and expenses                                 295,646,306     382,625,384
                                                                    ------------   -------------
Net gain from operations before federal income taxes                  71,928,412     176,764,057
Federal income tax expense                                            32,195,100      55,080,533
                                                                    ------------   -------------
Net gain from operations                                              39,733,312     121,683,524
                                                                    ------------   -------------
Net realized capital gains (losses)                                    1,030,833        (928,585)
Realized (gains) losses transferred to the interest
   maintenance reserve                                               (11,319,040)      2,723,383
                                                                    ------------   -------------
         Total realized capital (losses) gains                       (10,288,207)      1,794,798
                                                                    ------------   -------------
Net income                                                          $ 29,445,105   $ 123,478,322
                                                                    ============   =============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                              2001           2000
                                                          ------------   ------------
Capital stock at beginning and end of year                $  2,727,020   $  2,727,020
                                                          ------------   ------------
Paid in surplus at beginning and end of year              $ 91,340,794   $ 91,340,794
                                                          ------------   ------------
Unassigned surplus:
   Balance at beginning of year                            115,764,776     90,420,180
   Net income                                               29,445,105    123,478,322
   Change in net unrealized capital gains                    4,162,821         36,627
   Change in nonadmitted assets                             (3,395,043)   (14,325,302)
   Change in deferred taxes                                   (916,554)            --
   Change in asset valuation reserve                         5,399,110        154,949
   Cumulative effect of change in accounting principles      9,891,734             --
   Dividends to stockholder                                (95,000,000)   (84,000,000)
                                                          ------------   ------------
   Balance at end of year                                   65,351,949    115,764,776
                                                          ------------   ------------
      Total capital stock and surplus                     $159,419,763   $209,832,590
                                                          ============   ============

    The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                            2001           2000
                                                                       -------------   -------------
Cash from operations:
   Premiums and annuity considerations                                 $ 166,251,808   $ 160,111,603
   Considerations for supplemental contracts with life contingencies       2,860,549       2,622,916
   Investment income received                                            134,952,172     141,196,093
   Other income received                                                  65,382,826      60,285,371
   Death benefits                                                        (54,260,042)   (110,019,775)
   Matured endowments                                                       (274,730)        (82,516)
   Annuity benefits                                                      (86,357,626)   (180,362,757)
   Disability and accident and health benefits                            (1,172,900)     (1,034,301)
   Surrender benefits and withdrawals for life contracts                 (33,194,052)    (45,233,283)
   Interest and adjustments on policy or deposit-type contracts           (4,104,750)     (3,985,542)
   Payments on supplementary contracts with life contingencies            (4,957,744)     (4,869,564)
   Commissions                                                           (58,720,885)    (59,266,297)
   General expenses                                                      (57,857,909)    (41,814,208)
   Insurance taxes, licenses and fees                                     (8,391,751)     (8,828,054)
   Dividends paid to policyholders                                           (58,231)        (62,295)
   Premium paid on business-owned life insurance                         (60,000,000)             --
   Miscellaneous income (loss)                                                    --        (459,517)
   Federal income taxes paid                                             (52,684,050)    (27,399,537)
                                                                       -------------   -------------
         Net cash used in operations                                     (52,587,315)   (119,201,663)
                                                                       -------------   -------------
Cash from investments:
   Proceeds from investments sold, matured or repaid:
      Bonds                                                              978,046,119     600,885,305
      Stocks                                                                 348,343         333,350
      Mortgage loans                                                          88,361          70,293
      Other invested assets                                                4,619,996       8,687,790
                                                                       -------------   -------------
         Total investment proceeds                                       983,102,819     609,976,738
Net tax on capital losses                                                  4,865,950        (142,316)
                                                                       -------------   -------------
         Total                                                           978,236,869     610,119,054
                                                                       -------------   -------------
Cost of investments acquired:
   Bonds                                                                 828,021,075     557,098,103
   Miscellaneous applications                                                     --       3,828,803
                                                                       -------------   -------------
         Total investments acquired                                      828,021,075     560,926,906
                                                                       -------------   -------------
Net (decrease) in policy loans                                            (5,088,706)     (6,440,387)
                                                                       -------------   -------------
         Net cash provided by investments                                155,304,500      55,632,535
                                                                       -------------   -------------
Cash from financing and miscellaneous sources:
   Deposits on deposit-type funds and other liabilities without
      life or disability contingencies                                   145,342,720     248,537,362
   Dividends to stockholder                                              (95,000,000)    (84,000,000)
   Withdrawals on deposit-type funds and other liabilities
      without life or disability contingencies                          (180,461,344)    (19,691,462)
   Other applications                                                    (13,006,373)     (7,645,243)
                                                                       -------------   -------------
         Net cash (used in) provided by financing and
            miscellaneous sources                                       (143,124,997)    137,200,657
                                                                       -------------   -------------
Net change in cash and short-term investments                            (40,407,812)     73,631,529
Cash and short-term investment:
   Beginning of year                                                      94,909,441      21,277,912
                                                                       -------------   -------------
   End of year                                                         $  54,501,629   $  94,909,441
                                                                       =============   =============

    The accompanying notes are an integral part of these statutory financial statements

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Federal Kemper Life Assurance Company (the "Company") issues fixed annuity products and term life and interest-sensitive life insurance products primarily through a network of brokerage general agents and other independent distributors. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation (Kemper), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding (ZGH or Zurich), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services (ZFS), a Swiss holding company.

2.   Summary of Significant Accounting Polices

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in accordance with the National Association of Insurance Commissioners (NAIC) "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, and in conformity with accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The most significant differences between statutory accounting practices and GAAP include: (a) the acquisition of the Company on January 4, 1996 was accounted for using the purchase method of accounting, which resulted in the recording of goodwill and value of business acquired on a GAAP basis; (b) bonds are generally carried at amortized cost and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (c) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to operations as incurred and not deferred; (d) aggregate reserves are based upon statutory mortality and interest requirements and without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (e) deferred federal income tax provided for temporary differences between the tax and financial reporting bases of assets is generally limited to those temporary differences which reverse the following year and offset deferred tax liabilities; (f) the Asset Valuation Reserve (AVR) is reported as a liability with changes in this reserve charged or credited directly to unassigned surplus; and (g) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgages sold.

     The preceding discussion highlights the significant variances between the statutory accounting practices followed by the Company and GAAP. The effect of these differences has not been determined, but is presumed to be material.

     Permitted Accounting Practice

     In anticipation of the acquisition by Zurich, the Company sold, primarily through a bulk sale, approximately $84 million in real estate-related investments during 1995 as part of the Company's strategic effort to reduce its overall exposure to real estate. As a result of these sales, the Company incurred realized capital losses which were required to be transferred to the interest maintenance reserve (IMR). However, as a result of the transfer of these realized capital losses to IMR, IMR became

Federal Kemper Life Assurance Company

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     negative. In connection with the sale of the real estate-related investments and the acquisition of the Company's parent, the State of Illinois Department of Insurance permitted the Company to proceed as if the Company had been legally reorganized through a procedure known as a "quasi-reorganization".

     This procedure allows the Company a "fresh start" by resetting the negative unassigned surplus to zero and reducing gross paid-in and contributed surplus by the same amount. Although this treatment does not change the Company's total amount of reported capital and surplus as of December 31, 2001 and 2000, it did favorably impact the 2001 and 2000 net gain from operations and net income. If the Company had not been permitted to reset the IMR to zero as of December 31, 1995, the December 31, 2001 and December 31, 2000 net gain from operations and net income would have been reduced by $825 thousand and $800 thousand, respectively, and capital and surplus for both years would have been increased by like amounts through a credit to the change in non-admitted assets and related items. If the Company had not been able to reset the negative unassigned surplus to zero, additional paid-in capital and unassigned surplus would have been $107.7 million and $110.0 million respectively, at December 31, 2000.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     Accounting Policies

     Certain reclassifications were made in the first quarter of 2001. The real estate valuation allowance of $8.3 million is netted against the respective assets, per Codification. This valuation allowance was previously classified as a liability.

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Preferred stocks are carried at cost unless they are below investment grade, then they are carried at market value. Common stocks are carried at fair values promulgated by the NAIC. Short-term investments are carried at cost, which approximates fair value. All derivatives are stated at amortized cost.

          Investment income is recorded when earned. Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the interest maintenance reserve (IMR), are credited or charged to income. Unrealized gains and losses are credited or charged to surplus, net of applicable federal income tax.

          Mortgage loans on real estate are stated at the aggregate unpaid principal balances, net of write-downs and net of any valuation allowances. Real estate-related investments included in other invested assets, net of any applicable write-downs, include notes receivable, which are stated at the unpaid balance net of a valuation allowance. Other invested assets also consist of venture capital and real estate joint venture partnerships, which are carried at cost, plus equity in undistributed

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          earnings or losses for participants, net of a valuation allowance, surplus notes and a leveraged lease on an aircraft.

          Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss. Reflecting the Company's current strategy with respect to its real estate portfolio, and the intended disposition thereof, real estate-related investments are valued using an estimate of each investment's observable market price, net of estimated costs to sell.

          Policy loans are carried at the aggregate of the unpaid balance, which are not in excess of cash surrender values of the related policies.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          For its securitized financial assets, the Company recognizes an impairment loss if the fair value of the security is below book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. The Company recorded write-downs totaling $5.0 million in 2001 related to their securitized financial assets.

          Upon default or indication of potential default by an issuer of fixed maturity securities, other than securitized financial assets, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). At December 31, 2001 and 2000, the Company recorded write-downs, on other than securitized financial assets of $2.9 million and $3.8 million, respectively.

     B.   Loan-Backed Securities

          The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

Federal Kemper Life Assurance Company

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          For agency mortgage-backed securities, (Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC)), the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources are supplemented by broker pricing where coverage is unavailable or where pricing is deemed to be unreliable.

     C.   Other Assets

          The Company purchased a $60 million group variable life insurance policy covering all current employees as of February 14, 2001 from Kemper Investors Life Insurance Company (KILICO), an affiliate. The transaction, as business-owned life insurance, will permit the Company to indirectly fund certain of its employee benefit obligations. The asset is included in other assets at the cash value. The net amount of premium paid, benefit payments received and changes in cash surrender value are recorded as other income in the Summary of Operations.

     D.   Investment Income

          All investment income due and accrued amounts that are over 90 days past due, with the exception of mortgage loans in default are excluded from surplus. The total amount excluded from surplus in 2001 was $528,317.

     E.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined. During 2000, the Company changed the reserving method for traditional life policies to a mid terminal-reserving basis versus the "old" method of mean reserving. This change in methods eliminated deferred premiums and significantly impacted premiums and change in reserves during 2000. The change coincided with the implementation of the PolySystems valuation system during 2000.

     F.   Aggregate Reserves for Life Policies and Contracts

          Liabilities for life policy reserves and interest-sensitive life insurance contracts are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table assuming interest rates ranging from 4.0 percent to 6.0 percent. Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM). Interest crediting rates guaranteed under the contracts' accumulation periods range from 4.5 percent to 7.8 percent. Guarantee periods range from one to five years with minimum interest rate guarantees ranging from
          3.0 percent to 4.5 percent. For contracts which have annuitized, interest rates that are used in the determination of the present value of future payments range from 3.5 percent to 11.3 percent.

Federal Kemper Life Assurance Company

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          Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts
          (GICs). The contracts qualify as insurance under state laws and were issued as nonsurrenderable immediate annuities to trusts established by a securities firm.

          The securities firm sold interests in these trusts to institutional investors, primarily foreign investors for funding pension plans. Funding agreements have either fixed or variable rates of interest, are obligations of the Company's general account, are classified as annuities for statutory purposes and are recorded as deposit-type funds.

     G.   Asset Valuation Reserve and Interest Maintenance Reserve

          The asset valuation reserve (AVR) provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stocks and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. For GAAP purposes, a writedown for other than temporary declines in value, is recognized as a realized loss on an individual asset basis.

          The interest maintenance reserve (IMR) defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a nonadmitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

     H.   Federal Income Taxes

          The Company files a separate federal income tax return.

          During 2000, the provision for income taxes was based on income which was currently taxable. Under GAAP, deferred federal income taxes would be provided for temporary differences between the tax basis and financial statement basis of assets and liabilities. During 2001, the reporting of federal and foreign income taxes under Codification is similar to the reporting requirements under GAAP except for the following differences: (a) under Codification, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded, (b) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income, (c) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by Codification. Instead, Codification requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts attempt to determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes. The third part the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs), and (d) under Codification, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from

Federal Kemper Life Assurance Company

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          GAAP which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

     I.   Policyholder's Dividends

          Dividends to policyholders are determined annually and are payable only upon declaration by the Board of Directors. An estimated provision has been made for dividends expected to be paid in the following calendar year.

     J.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life insurance premiums to unaffiliated reinsurers.

          In the fourth quarter of 2000, the yearly renewable term reinsurance agreement between the Company and KILICO was terminated. Premiums and reserves were both increased by $23.9 million in 2000 related to this recapture.

          In the fourth quarter of 2000, the Company ceded to KILICO $100 million in premium deposits related to a Funding Agreement. Effective October 1, 2000, the Company ceded pre-1997 term and CVT series universal life policies to a select group of reinsurers on a yearly renewable term basis so that the Company's net retention would approximate 10% of the net amount at risk on such policies similar to the net retention on newly issued policies.

          Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

     K.   Income and Expenses

          Life and interest-sensitive life insurance contract premiums are recognized as income when due, while annuity contract premiums are recognized as income when received. Deposits on deposit-type contracts are entered directly as a liability when received. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commission, are charged to operations as incurred.

     L.   Nonadmitted Assets

          Certain assets designated as "nonadmitted assets" have been excluded from the statements of admitted assets, liabilities and capital stock and surplus through a direct charge against unassigned surplus.

     M.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments.

     N.   Reclassification

          Certain 2000 amounts have been reclassified to conform to the current year presentation.

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

3.   Investments

     Bonds and Other Debt Securities

     The amortized cost and estimated fair value of bonds at December 31, 2001 and 2000 were as follows (in thousands):

                                                                           2001
                                                     -------------------------------------------------
                                                                     Gross        Gross      Estimated
                                                     Amortized    Unrealized   Unrealized      Fair
                                                        Cost         Gains       Losses        Value
                                                     ----------   ----------   ----------   ----------
     U.S. Government securities                      $   23,167     $   148     $   (138)   $   23,177
     Debt securities issued by foreign governments        2,490          31           --         2,521
     Corporate and other securities                   1,192,231      31,812      (12,258)    1,211,785
     Mortgage and asset-backed securities               507,712      17,914       (3,061)      522,565
                                                     ----------     -------     --------    ----------
        Total bonds                                  $1,725,600     $49,905     $(15,457)   $1,760,048
                                                     ==========     =======     ========    ==========

                                                                           2002
                                                     -------------------------------------------------
                                                                     Gross        Gross      Estimated
                                                     Amortized    Unrealized   Unrealized      Fair
                                                        Cost         Gains       Losses        Value
                                                     ----------   ----------   ----------   ----------
     U.S. Government securities                      $   10,473     $   118     $     (5)   $   10,586
     Debt securities issued by foreign governments       13,538         495          (78)       13,955
     Corporate and other securities                   1,239,650      11,149      (27,185)    1,223,614
     Mortgage and asset-backed securities               607,725      16,367       (3,228)      620,864
                                                     ----------     -------     --------    ----------
        Total bonds                                  $1,871,386     $28,129     $(30,496)   $1,869,019
                                                     ==========     =======     ========    ==========

Federal Kemper Life Assurance Company

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     The amortized cost and estimated fair value of bonds at December 31, 2001, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                                            Estimated
                                                              Amortized       Fair
                                                                 Cost         Value
                                                              ----------   ----------
     Due in one year or less                                  $   25,712   $   26,393
     Due after one year through five years                       630,868      649,258
     Due after five years through ten years                      431,326      435,082
     Due after ten years                                         129,982      126,750
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed securities/(1)/      507,712      522,565
                                                              ----------   ----------
                                                              $1,725,600   $1,760,048
                                                              ==========   ==========

----------

     /(1)/ Weighted average maturity of approximately 5.1 years.

     Proceeds from sales of investments in bonds during 2001 and 2000 were $817.3 million and $489.7 million, respectively. Gross gains of $22.8 million and $4.3 million and gross losses of $9.3 million and $8.7 million were realized on those sales during 2001 and 2000, respectively.

     Approximately 15.1 percent of the Company's investment-grade fixed maturities at December 31, 2001 were mortgaged-backed securities, down from
     18.0 percent at December 31, 2000. These securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or the FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality.

     Approximately 15.6 percent and 15.8 percent of the Company's investment-grade fixed maturities at December 31, 2001 and 2000, respectively, consisted of corporate asset-backed securities. The majority of the Company's investments in corporate asset-backed securities were backed by commercial mortgage-backed securities (38.5%), collateralized bond and loan obligations (25.0%), home equity loans (15.6%), manufactured housing loans (11.0%) and other commercial assets (5.0%).

     Bonds with amortized values of $3.4 million were on deposit with governmental authorities as required by law at December 31, 2001.

Federal Kemper Life Assurance Company

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     Equity Securities

     The fair value of preferred stock was $42.2 million and $39.9 million at December 31, 2001 and 2000, respectively.

     Real Estate-Related Investments

     The following table summarizes the Company's real estate-related investments at December 31, 2001 and 2000 (in thousands):

                                                                            2001      2000
                                                                          -------   --------
     Mortgage loans                                                       $38,361   $ 33,626
     Real estate-related investments included in other invested assets:
        Real estate loans and notes receivable                              8,517      8,528
        Real estate joint ventures and partnerships                           879      1,002
     Real estate valuation reserve                                         (8,284)   (11,851)
                                                                          -------   --------
           Totals/(1)/                                                    $39,473   $ 31,305
                                                                          =======   ========

     ----------
     /(1)/ Excludes $1.3 million and $0.3 million of real estate-related accrued interest at December 31, 2001 and 2000, respectively.

     At December 31, 2001 and 2000, total impaired loans were as follows (in millions):

                                                2001    2000
                                               -----   ------
     Impaired loans without reserves - gross   $ 0.1   $  9.7
     Impaired loans with reserves - gross        8.6     14.6
                                               -----   ------
        Total gross impaired loans               8.7     24.3
     Reserves related to impaired loans         (8.3)   (11.8)
                                               -----   ------
        Net impaired loans                     $ 0.4   $ 12.5
                                               =====   ======

     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $17.0 million and $24.4 million in impaired loans for 2001 and 2000, respectively.

     At December 31, 2001 and 2000, loans on nonaccrual status amounted to $10.6 million and $26.1 million, respectively, before reserves and write-downs, and $0.4 million and $12.5 million, after reserves and write-downs at December 31, 2001 and 2000, respectively. The Company's nonaccrual loans are included in impaired loans.

Federal Kemper Life Assurance Company

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     Net Investment Income

     The sources of net investment income for the years ended December 31, 2001 and 2000, were as follows (in thousands):

                                                 2001       2000
                                               --------   --------
     Interest on fixed maturities              $128,830   $137,338
     Dividends on equity securities               2,708      2,705
     Income from short-term investments           1,701      2,540
     Income from mortgage loans                   6,695      1,423
     Income from policy loans                     4,270      4,997
     Income from other loans and investments        638        966
                                               --------   --------
        Total investment income                 144,842    149,969
     Investment expense                          (6,580)    (6,602)
                                               --------   --------
        Net investment income                  $138,262   $143,367
                                               ========   ========

     Realized Capital Gain (Loss)

     Realized capital gain (loss) for the years ended December 31, 2001 and 2000, was as follows (in thousands):

                                                                       2001       2000
                                                                     --------   -------
      Real estate-related                                            $     --   $ 3,291
      Fixed maturities                                                  5,518    (8,306)
      Equity securities                                                   350       333
      Other                                                                29     3,611
                                                                     --------   -------
         Net realized capital gains (losses) before federal income
            tax expense (benefit)                                       5,897    (1,071)
      Federal income tax expense (benefit)                              4,866      (142)
                                                                     --------   -------
         Net realized capital gains (losses) after taxes                1,031      (929)
      Net (gain) loss transferred (to) from the IMR                   (11,319)    2,724
                                                                     --------   -------
         Total realized capital (losses) gains                       $(10,288)  $ 1,795
                                                                     ========   =======

Federal Kemper Life Assurance Company

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4.   Concentration of Credit Risk

     The Company generally strives to maintain a diversified investment asset portfolio, however, certain concentrations of credit risk exist in mortgage-backed and asset-back securities and in real estate.

     The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 2001 was as follows: California (52.6%), Illinois (14.2%), Washington (9.8%) and Colorado (5.4%). The property type distribution of a majority of the real estate portfolio as of December 31, 2001 was as follows: land (43.7%), hotels (32.6%), and office (14.2%).

     To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third party financing can require credit-enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

     A portion of the Company's real estate loans are on properties or projects where the Company, Kemper or their affiliates have taken ownership positions in joint ventures with a small number of partners.

     At December 31, 2001, loans to a master limited partnership (MLP) between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company, a former affiliate, constituted approximately $19.9 million, or
     61.7 percent of the Company's real estate portfolio at December 31, 2001. The MLP's underlying investment primarily consists of a water development project located in California's Sacramento River Valley. Although the SWRC has approved the water right permit, additional permits must be obtained before development on this project can proceed. These additional permits are expected to be received during 2002. The final resolution of this permit process will impact the long-term economic viability of the project. In 1999, the Company placed these loans on nonaccrual status to ensure that the book value of the MLP did not increase over the net realizable value. In 2001, these loans were returned to accrual status.

     At December 31, 2001, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates, a third party real estate developer, have ownership interests constituted approximately $12.9 million or 32.6% percent of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties, one office building and one retail property. These loans are on accrual status.

5.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally

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     determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

     Bonds

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, Zurich Scudder Investments, Inc., (ZSI).

     Equity Securities

     Fair values were based upon quoted market prices.

     Cash and Short-Term Investments

     The carrying amounts for these instruments approximate fair values.

     Mortgage Loans and Other Real Estate-Related Investments

     Fair values were estimated based upon the investments' observable market prices, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market. Mortgage loans and other real estate-related investments are stated at their aggregate unpaid balances, less a valuation allowance of $8.3 million and $11.9 million in 2001 and 2000, respectively. The real estate portfolio is monitored closely and reserves are adjusted to reflect market conditions. This results in a carrying value that approximates fair value at December 31, 2001 and 2000.

     Policy Loans and Other Invested Assets

     The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued. The carrying value of policy loans approximates the fair value as the Company adjusts the rates to remain competitive. The fair values for other invested assets were primarily based upon quoted market prices.

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     Life Policy Benefits

     For deposit liabilities with defined maturities, the fair value was based on the discounted value of future cash flows. The discount rate was based on the rate that would be offered for similar deposits at the reporting date. For all other deposit liabilities, primarily deferred annuities and universal life contracts, the fair value was based on the amount payable on demand at the reporting date. In 2000, fair value compared to the statutory value was an approximation, whereas for 2001, fair value has been set equal to that of GAAP.

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 were as follows (in thousands):

                                                            2001                     2000
                                                 -----------------------   -----------------------
                                                  Carrying       Fair       Carrying       Fair
                                                    Value        Value       Value        Value
                                                 ----------   ----------   ----------   ----------
     Financial instruments recorded as assets:
        Bonds                                    $1,725,600   $1,760,048   $1,871,386   $1,869,019
        Equity securities (excluding real
           estate-related investments)               38,066       42,218       38,066       39,947
        Cash and short-term investments              54,502       54,502       94,909       94,909
        Mortgage loans and other real
           estate-related investments                39,473       39,473       31,305       31,305
        Policy loans                                 83,376       83,376       88,465       88,465
        Other invested assets (excluding
           real estate-related investments)          16,526       16,454       16,524       13,719

     Financial instruments recorded as
        liabilities - aggregate reserves
        for policies and contracts and
        supplementary contracts
        excluding term and ordinary
        life reserves                             1,758,397    1,843,629    1,826,379    1,811,704

Federal Kemper Life Assurance Company

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6.   Income Taxes

     The components of the net deferred tax asset (liability) recognized in the Company's statement of admitted assets, liabilities and capital stock and surplus are as follows:

                                                    December 31,     January 1,
                                                        2001           2001
                                                    ------------   ------------
     Total of all deferred tax assets (DTAs)        $ 75,870,977   $ 62,851,896
     Total of all deferred tax liabilities (DTLs)    (18,027,198)   (19,897,395)
                                                    ------------   ------------
        Net deferred tax asset                        57,843,779     42,954,501
     Deferred tax assets nonadmitted                  48,137,316     32,331,484
                                                    ------------   ------------
        Net admitted deferred tax asset             $  9,706,463   $ 10,623,017
                                                    ============   ============
     Increase in nonadmitted deferred tax asset     $ 15,805,832
                                                    ============

     Deferred tax liabilities are not recognized for the following amounts:

     As of December 31, 2001, the Company had a balance of $10,639,555 in its Policyholders Surplus Account under the provisions of the Internal Revenue Code. The amount could become taxable to the extent that future shareholder dividends are paid from this account.

     The Company's income tax expense and change in deferred tax asset and liabilities differ from the amount obtained by applying the federally statutory rate of 35% to net income before taxes. The significant items causing this difference are: change in cash surrender value of life insurance, adjustment for the settlement of audits by taxing authorities, nondeductible expenses, adjustment for prior year provision to return differences, and the amortization of the interest maintenance reserve.

     The components of incurred tax expense and the change in DTAs and DTLs are as follows:

                                                                2001         2000
                                                            -----------   -----------
     Current income tax expense (benefit) - operations      $32,195,100   $55,080,533
     Current income tax expense (benefit) - capital gains     4,865,950      (142,316)
                                                            -----------   -----------
     Current income tax incurred                            $37,061,050   $54,938,217
                                                            ===========   ===========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The changes in the main components of DTAs and DTLs are as follows:

                                December 31,    January 1,
                                    2001           2000          Change
                                ------------   ------------   ------------
DTAs:
   Life insurance reserves      $  9,827,410   $  6,968,577   $  2,858,833
   Deferred acquisition costs     43,757,681     41,925,073      1,832,608
   Nonadmitted assets              7,456,630      2,953,137      4,503,493
   Accrued expenses                3,041,553      3,217,495       (175,942)
   Unrealized capital losses       3,659,395      1,142,859      2,516,536
   Real estate reserves            2,899,290      4,147,716     (1,248,426)
   Bond write-downs                4,112,706      1,344,000      2,768,706
   Other                           1,116,312      1,153,039        (36,727)
                                ------------   ------------   ------------
      Total DTAs                  75,870,977     62,851,896     13,019,081
Nonadmitted DTAs                 (48,137,316)   (32,331,484)   (15,805,832)
                                ------------   ------------   ------------
      Admitted DTAs             $ 27,733,661   $ 30,520,412   $ (2,786,751)
                                ============   ============   ============

                                           December 31,    January 1,
                                               2001           2000          Change
                                           ------------   ------------   -----------
DTLs:
   Market discount on bonds                $ (1,759,851)  $   (953,919)  $ (805,932)
   Depreciation/amortization                 (9,926,519)   (10,934,440)   1,007,921
   Deferred and uncollected premiums         (3,430,634)    (5,092,763)   1,662,129
   Loading/cost of collection                (1,156,334)    (1,335,119)     178,785
   Accrued interest on funding agreement       (610,974)      (155,563)    (455,411)
   Other                                     (1,142,886)    (1,425,591)     282,705
                                           ------------   ------------   ----------
      Total DTLs                           $(18,027,198)  $(19,897,395)  $1,870,197
                                           ============   ============   ==========
      Net admitted deferred tax asset      $  9,706,463   $ 10,623,017   $ (916,554)
                                           ============   ============   ==========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The change in net deferred income taxes is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the surplus section of the Annual Statement):

                                             December 31,    January 1,
                                                 2001           2001          Change
                                             ------------   ------------   -----------
     Total DTAs                              $ 75,870,977   $ 62,851,896   $13,019,081
     Total DTLs                               (18,027,198)   (19,897,395)    1,870,197
                                             ------------   ------------   -----------
        Net deferred tax asset (liability)   $ 57,843,779   $ 42,954,501    14,889,278
                                             ============   ============
     Tax effect of unrealized (losses)                                      (2,516,536)
                                                                           -----------
                                                                           $12,372,742
                                                                           ===========

     The change in nonadmitted deferred taxes and the tax effect of unrealized gains/losses have been reflected in the Statutory Statements of Capital Stock and Surplus within the change in deferred taxes.

     As of December 31, 2001, the Company did not have any operating loss carryforwards.

     The following are income taxes incurred in the current and prior year that will be available for recoupment in the event of future net losses:

     2001                         $36,776,850
     2000                          53,317,565

     The Company files a separate federal income tax return.

7.   Information Concerning Parent, Subsidiaries and Affiliates

     All of the outstanding shares of the Company are owned by Kemper. Kemper also owns 100 percent of the issued and outstanding common stock of KILICO and Zurich Life Insurance Company of America (ZLICA).

     During 2001, the Company paid cash dividends to Kemper according to the following schedule:

      Month                         Amount
     --------                     -----------
     March                        $12,000,000
     June                          23,000,000
     December                      60,000,000
                                  -----------
        Total                     $95,000,000
                                  ===========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     KILICO, ZLICA, and Zurich Kemper Life Insurance Company of New York (ZKLICONY), a subsidiary of KILICO, utilize the management, employees, and home office space of the Company. Expenses are allocated to KILICO, ZLICA and ZKLICONY based upon their actual utilization of the Company's employees and facilities.

     The Company has a service agreement with ZSI, a subsidiary of ZFS, which provides investment services, including purchases or sales of securities, under the supervision of the Investment Committee of the Company. The Company was charged for investment management fees from ZSI, of $0.9 million and $1.0 million during 2001 and 2000, respectively. The Company also paid the Kemper real estate subsidiaries $105.4 thousand and $139.0 thousand in 2001 and 2000, respectively, related to the management of the Company's real estate portfolio.

     On September 24, 2001, ZFS announced that it would sell 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction does not include ZSI's United Kingdom operations, Threadneedle Investments.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 2001 and 2000, joint venture mortgage loans totaled approximately $25.5 million and $17.6 million, respectively. During 2001 and 2000, the Company earned interest income on these joint venture loans of $0.3 million and $0.4 million, respectively.

     The Company also holds an investment in an affiliated mortgage loan from Zurich Towers I, valued at $5.6 million as of December 31, 2001 and 2000.

     The Company has no guarantees or undertakings for the benefit of an affiliate that would result in a material contingent exposure.

     The Company shares its employees and certain operations with KILICO and ZLICA. The Company allocates expenses for the utilization of its employees and certain facilities to KILICO and ZLICA based upon their share of administrative, legal, marketing, operation and support services. Expenses allocated to KILICO and ZLICA during 2001 and 2000 amounted to $36.5 million and $32.6 million, respectively.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     At December 31, 2001 and 2000, the Company reported the following amounts due from or (to) related parties:

                                                        2001          2000
                                                     ----------   -----------
     KILICO                                          $2,127,927   $34,725,176
     Investors Brokerage Services                           659       145,996
     Investors Brokerage Services Insurance Agency           --             8
     Zurich Direct, Inc. (ZD)                           393,387     9,443,530
     PMG Group                                         (131,102)           --
     ZKLICONY                                          (157,559)          866
     Zurich Direct of Texas                             614,112            --
     ZLICA                                              985,090     3,657,530
     ZSI                                               (468,742)     (724,150)
     Kemper Corporation                               1,176,323       259,015
     Zurich American Insurance Company                 (216,072)   (2,678,691)
     Zurich Kemper Stephens                               6,769         6,769
     Zurich International Solutions                      20,244            --
     ZFS                                                 41,626       (56,550)
     Other                                              783,380          (193)
     Nonadmitted affiliated balances                   (393,386)   (9,443,530)
                                                     ----------   -----------
        Due from related parties                     $4,782,656   $35,335,776
                                                     ==========   ===========

     Related party receivables and payables are settled each month.

     Certain affiliate-issued bonds (ZSLM Trust 2000 Secured Notes 144A, 6.62%, due 12/20/07) were sold on October 31, 2001 at par plus accrued interest. The Company sold $60,000,000 of such bonds to various Farmers insurance companies (Farmers), all of which are affiliated companies.

     The Company is allocated costs from Farmers for mainframe data processing services.

     The Company has a formal management services agreement with Fidelity Life Association (FLA) which charges FLA based upon certain fixed and variable charges. This agreement was amended in 2000. Expenses charged to FLA during 2001 and 2000, under the terms of the agreement, amounted to $13.0 million and $18.6 million, respectively.

     FLA is a mutual company, owned by it's policyholders, and is not a member of the Zurich Holding Company System.

     At December 31, 2001 and 2000, the Company reported amounts receivable (payable) to FLA of $(1,137,660) and $2,295,607 respectively.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

8.   Life Reserves

     A.   Life Contract and Deposit-Type Contracts

          The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. Surrender values are not promised in excess of the legally computed reserves. Substandard reserves are principally computed on the basis of the tabular interest and multiples of the tabular mortality. As of December 31, 2001, the Company had $11,502,168,274 of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Illinois. Reserves to cover the above insurance totaled $80,851,732.

          Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding in addition one half of the net valuation premium for the modal period.

          Tabular interest, tabular less actual reserve released and tabular cost have been determined by formulas used in accordance with the NAIC Annual Statement Instructions. Tabular interest on deposit funds not involving life contingencies is determined as a balance item where interest is included in other items at appropriate rates and adjustments due to changes in valuation basis or other increases have been reflected.

     B. Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

                                                                           % of
                                                             Amount        Total
                                                         --------------   ------
     Subject to discretionary withdrawal:
        With market value adjustment                     $           --     0.00%
        At book value less current surrender charge of
           5% or more                                       229,224,368    17.48
                                                         --------------   ------
              Total with adjustment or at market value      229,224,368    17.48
        At book value without adjustment (minimal or
           no charge or adjustment)                         265,113,159    20.22
     Not subject to discretionary withdrawal                816,644,202    62.30
                                                         --------------   ------
              Total (gross)                               1,310,981,729   100.00%
                                                                          ======
     Reinsurance ceded                                       98,629,247
                                                         --------------
              Total (net)                                 1,212,352,482
                                                         --------------

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     * Reconciliation of total annuity actuarial reserves and deposit fund liabilities:

     Life and Accident and Health Annual Statement:

     Annuities, Total (net)                            $  438,944,073
     Supplemental contracts with life contingencies,
        Total (net)                                        34,973,172
     Deposit-type contracts, Total (net)                  738,435,237
                                                       --------------
     Total                                             $1,212,352,482
                                                       ==============

     C.   Premium and Annuity Considerations Deferred and Uncollected

                                            Net of
                               Gross        Loading
                             ----------   -----------
     Ordinary new business   $  254,290   $    93,499
     Ordinary renewal         9,547,522    13,012,123
                             ----------   -----------
        Total                $9,801,812   $13,105,622
                             ==========   ===========

9.   Reinsurance

     At December 31, 2001 and 2000, the deductions for reinsurance ceded to affiliated and unaffiliated insurance companies were as follows (in millions):

                                                           2001     2000
                                                          ------   ------
     Reserves ceded to affiliated insurance companies     $ 98.6   $100.8
     Reserves ceded to unaffiliated insurance companies    304.6    214.6
                                                          ------   ------
        Total reserves ceded                              $403.2   $315.4
                                                          ======   ======
     Premiums ceded to affiliated insurance companies     $   --   $ 91.4
     Premiums ceded to unaffiliated insurance companies    196.4    202.6
                                                          ------   ------
        Total premiums ceded                              $196.4   $294.0
                                                          ======   ======
     Benefits ceded to affiliated insurance companies     $   .3   $  6.4
     Benefits ceded to unaffiliated insurance companies    144.0     98.4
                                                          ------   ------
        Total benefits ceded                              $144.3   $104.8
                                                          ======   ======

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Such amounts related to life insurance in force at December 31, 2001 and 2000 were as follows (in billions):

                                                  2001     2000
                                                 ------   ------
     Direct and assumed                          $124.3   $114.9
                                                 ------   ------
     Ceded to unaffiliated insurance companies   $106.5   $ 98.2
                                                 ------   ------

10.  Capital Stock and Surplus

     The Company has 500,000 shares of common stock, $20 par value, authorized, and 136,351 shares issued and outstanding, all owned by Kemper.

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted if such dividend, together with other distributions during the twelve preceeding months would exceed the greater of ten percent of statutory surplus as regards policyholders as of the preceding December 31, or statutory net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized capital gains. The maximum amount of dividends which can be paid by the Company without prior approval in 2002 is $29.4 million.

     Unassigned funds (surplus) represented or (reduced) in aggregate by each item below is as follows:

     Unrealized (losses)                              $(10,979,865)
     Nonadmitted asset values                          (21,183,776)
     Asset valuation reserve                           (11,251,441)

     The Company has no surplus debentures. The Company also has no restrictions on surplus or any stock held by the Company for any special purposes.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

11. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other Postretirement Benefit Plans

     Defined Benefit Plan

     The Company sponsors a postretirement benefit plan covering all employees. The Company allocates a portion of plan expenses and obligations to KILICO, ZLICA and ZD. The Company does not have a defined benefit pension plan.

     The Company's portion of assets, obligations and assumptions of the Postretirement benefit plan are as follows at December 31, 2001 and 2000:

                                                                  Other Benefits
                                                             -----------------------
                                                                2001         2000
                                                             -----------   ---------
     Change in benefit obligation:
        Benefit obligation at beginning of year              $   775,258   $ 830,134
        Service cost                                              37,281      16,840
        Interest cost                                             72,775      64,577
        Actuarial gain                                           276,592      41,339
        Benefits paid                                            (53,971)    (54,946)
        Plan amendments                                               --    (122,686)
                                                             -----------   ---------
        Benefit obligation at end of year                    $ 1,107,935   $ 775,258
                                                             ===========   =========
     Funded status at December 31                            $(1,107,935)  $(775,258)
     Unrecognized prior service cost                            (114,172)   (122,686)
     Unrecognized net actuarial gain                             344,808      82,426
     Remaining net obligation or net asset at initial
        date of application                                       32,703      65,405
                                                             -----------   ---------
     Accrued benefit liability                               $  (844,596)  $(750,113)
                                                             ===========   =========
     Components of net periodic benefit cost:
        Service cost                                         $    37,281   $  16,840
        Interest cost                                             72,775      64,577
        Amortization of unrecognized transition obligation        32,702      32,702
        Amortization of unrecognized net gain                     14,209          --
        Amortization of prior service cost                        (8,514)         --
                                                             -----------   ---------
           Total net periodic benefit cost                   $   148,453   $ 114,119
                                                             ===========   =========

     The Company has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                1 Percentage     1 Percentage
                                                               Point Increase   Point Decrease
                                                               --------------   --------------
     Effect on total of service and interest cost components      $ 14,610        $ (14,478)
     Effect on postretirement benefit obligation                   136,865         (136,557)

     Defined Contribution Plan

     The Company's employees are covered by a qualified defined contribution plan sponsored by the Company.

                                                                      2001       2000
                                                                    --------   --------
     401(k) plan company match                                      $423,667   $235,679
                                                                    --------   --------
     Other contributions to qualified defined contribution plans:
        Money purchase plan                                          471,331    449,443
        Profit sharing plan                                          449,690    413,257
                                                                    --------   --------
           Total                                                    $921,021   $862,700
                                                                    ========   ========

     Multiemployer Plans

     Effective January 1, 2001, the Company's 401k Plan (the "Plan") began being administered by Zurich North America, an affiliate. As part of this move, certain changes were made to the Plan. All employees became 100% vested and the amount that an employee can contribute that will be matched by the Company increased from 5% to 6%.

12.  Information about Financial Instruments with Off-Balance Sheet Risk

     The Company holds one interest rate swap with a notional value of $160 million at both December 31, 2001 and 2000.

     The Company uses interest rate swaps to alter interest rate exposures arising from mismatches between assets and liabilities. Under the interest rate swaps, the Company agreed with another party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. No cash was exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is made by one counter-party at each due date.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Exposure exists to credit-related losses in the event of nonperformance by the counter-party to the financial instruments, but the Company does not expect the counter-party to fail to meet its obligations given its high credit rating. The credit exposure of the interest rate swaps are represented by the fair value (market value) of the contracts. At December 31, 2001 and 2000, open swap agreements with notional values of $160.0 million, with expiration dates ranging from November 2004 through December 2007, had market values of $(7,759,238) and $(569,135), respectively.

     The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. One hundred percent of the net credit exposure for the Company from derivative contracts is with an investment-grade counter-party.

13.  Leases

     The Company leases office equipment under various noncancelable operating lease agreements that expire through December 2004. Rental expense for 2001 and 2000 was approximately $2.8 million and $2.2 million, respectively.

     At December 31, 2001, the future minimum aggregate rental commitments are as follows (in thousands):

     Year Ending December 31              Operating
     -----------------------               Leases
               2002                       ---------
               2003                        $1,028
               2004                           800
                                              301

14.  Contingencies

     The Company is unaware of any contingent liability, which may materially affect its financial position or results of operation.

     The Company has not committed reserves to cover any contingent liabilities except as noted in the financial statements.

     There are no pending legal proceedings, which are beyond the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company. The Company does not act as an intermediary/broker in over the counter derivative instrument transactions.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2001 and prior. The Company's financial statements

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     include provisions for all known assessments that are expected to be levied against the Company as well as for an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

15.  Codification

     Disclosure for Insurers Upon Initial Implementation of Codification

     The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner.

     Accounting changes adopted to conform to the provisions of the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principle had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus by $9,891,734 as of January 1, 2001. This initial adjustment consisted of the following items:

     Cost of collection minus loading      $ 5,555,648
     Negative loading on net due premium    (4,920,101)
     Investment write-downs                 (1,174,899)
     Net deferred tax asset                 10,623,016
     Claim adjustment expenses                (191,930)
                                           -----------
        Total                              $ 9,891,734
                                           ===========

APPENDIX A

TABLES OF ADJUSTED ACCUMULATION UNIT VALUES (REFLECTING CURRENT CHARGES) AND PERFORMANCE INFORMATION


The accumulation unit values are for the life of the underlying Portfolio based on current recurring deductions and charges applicable to the Contracts. The values shown are based on the historical performance of the Portfolios before the initial offer of the Contracts. Values may vary had assets actually been allocated to the Separate Account under the Contracts.


ADJUSTED ACCUMULATION UNIT VALUES - Without any optional benefit.

        Alger American Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/06/89 ................................   6.655375
12/31/89 ................................   8.163523
12/31/90 ................................   8.393826
12/31/91 ................................  11.651624
12/31/92 ................................  12.931375
12/31/93 ................................  15.646862
12/31/94 ................................  15.665335
12/31/95 ................................  21.114335
12/31/96 ................................  23.622715
12/31/97 ................................  29.331702
12/31/98 ................................  42.901705
12/31/99 ................................  56.598411
12/31/00 ................................  47.494661
12/31/01 ................................  41.259850
12/31/02 ................................  27.238170

Alger American MidCap Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/30/93 ................................   7.136163
12/31/93 ................................   9.825681
12/31/94 ................................   9.546055
12/31/95 ................................  13.633287
12/31/96 ................................  15.056302
12/31/97 ................................  17.090328
12/31/98 ................................  21.983656
12/31/99 ................................  28.596248
12/31/00 ................................  30.766569
12/31/01 ................................  28.330525
12/31/02 ................................  19.665513

Alger American Small Capitalization Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/20/88 ................................   4.487219
12/31/88 ................................   4.320049
12/31/89 ................................   7.041769
12/31/90 ................................   7.559349
12/31/91 ................................  11.810866
12/31/92 ................................  12.060769
12/31/93 ................................  13.491276
12/31/94 ................................  12.712287
12/31/95 ................................  18.151690
12/31/96 ................................  18.636860

12/31/97 ................................  20.471030
12/31/98 ................................  23.316983
12/31/99 ................................  32.983913
12/31/00 ................................  23.606825
12/31/01 ................................  16.388787
12/31/02 ................................  11.911931

American Century VP Income & Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

10/30/97 ................................   5.164699
12/31/97 ................................   5.523526
12/31/98 ................................   6.915538
12/31/99 ................................   8.045763
12/31/00 ................................   7.082288
12/31/01 ................................   6.394100
12/31/02 ................................   5.079230

American Century VP Value Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/01/96 ................................   4.065384
12/31/96 ................................   4.525901
12/31/97 ................................   5.634339
12/31/98 ................................   5.821803
12/31/99 ................................   5.688874
12/31/00 ................................   6.625526
12/31/01 ................................   7.364177
12/31/02 ................................   6.339596

Dreyfus I.P. MidCap Stock Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/31/98 ................................  10.035364
12/31/98 ................................  10.099415
12/31/99 ................................  11.029126
12/31/00 ................................  11.766273
12/31/01 ................................  11.211372
12/31/02 ................................   9.663982

Dreyfus VIF Money Market Subaccount
                                              Unit
Date                                         Values
----                                         ------

08/31/90 ................................   0.684595
12/31/90 ................................   0.697909
12/31/91 ................................   0.728771
12/31/92 ................................   0.747776
12/31/93 ................................   0.760976
12/31/94 ................................   0.782710
12/31/95 ................................   0.815021
12/31/96 ................................   0.843722
12/31/97 ................................   0.874473
12/31/98 ................................   0.905776
12/31/99 ................................   0.935185
12/31/00 ................................   0.976910

12/31/01 ................................   1.000381
12/31/02 ................................   1.000000

Dreyfus Socially Responsible Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

10/07/93 ................................  11.173270
12/31/93 ................................  11.961309
12/31/94 ................................  11.975454
12/31/95 ................................  15.918240
12/31/96 ................................  19.045890
12/31/97 ................................  24.146161
12/31/98 ................................  30.825187
12/31/99 ................................  39.537465
12/31/00 ................................  34.631717
12/31/01 ................................  26.412594
12/31/02 ................................  18.489473

Dreyfus VIF-Small Company Stock Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/00 ................................  38.768535
12/31/01 ................................  35.549659
12/31/02 ................................  28.260000

Fidelity VIP Contrafund Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/03/95 ................................   7.868769
12/31/95 ................................  10.870974
12/31/96 ................................  13.011428
12/31/97 ................................  15.947457
12/31/98 ................................  20.459920
12/31/99 ................................  25.066992
12/31/00 ................................  23.049355
12/31/01 ................................  19.924738
12/31/02 ................................  17.794818

Fidelity VIP Equity-Income Subaccount
                                              Unit
Date                                         Values
----                                         ------

10/09/86 ................................   4.825605
12/31/86 ................................   4.821063
12/31/87 ................................   4.704536
12/31/88 ................................   5.706224
12/31/89 ................................   6.616652
12/31/90 ................................   5.525460
12/31/91 ................................   7.180239
12/31/92 ................................   8.290724
12/31/93 ................................   9.688438
12/31/94 ................................  10.239012
12/31/95 ................................  13.673402
12/31/96 ................................  15.422421
12/31/97 ................................  19.510218
12/31/98 ................................  21.477450

12/31/99 ................................  22.508875
12/31/00 ................................  24.049689
12/31/01 ................................  22.517951
12/31/02 ................................  18.425131

       Fidelity VIP Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

10/09/86 ................................   5.671665
12/31/86 ................................   5.672183
12/31/87 ................................   5.805926
12/31/88 ................................   6.629691
12/31/89 ................................   8.620380
12/31/90 ................................   7.504828
12/31/91 ................................  10.801880
12/31/92 ................................  11.659826
12/31/93 ................................  13.749862
12/31/94 ................................  13.565223
12/31/95 ................................  18.149409
12/31/96 ................................  20.549101
12/31/97 ................................  25.052463
12/31/98 ................................  34.508288
12/31/99 ................................  46.788157
12/31/00 ................................  41.009518
12/31/01 ................................  33.266907
12/31/02 ................................  22.907563

      Fidelity VIP Index 500 Subaccount
                                              Unit
Date                                         Values
----                                         ------

08/27/92 ................................  44.864251
12/31/92 ................................  47.495225
12/31/93 ................................  51.462189
12/31/94 ................................  51.312018
12/31/95 ................................  69.585350
12/31/96 ................................  84.319464
12/31/97 ................................ 110.626121
12/31/98 ................................ 140.088372
12/31/99 ................................ 166.448557
12/31/00 ................................ 148.302145
12/31/01 ................................ 128.099597
12/31/02 ................................  97.874271

Franklin Rising Dividends Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/27/92 ................................   5.591232
12/31/92 ................................   6.054882
12/31/93 ................................   5.757947
12/31/94 ................................   5.441521
12/31/95 ................................   6.955638
12/31/96 ................................   8.509622
12/31/97 ................................  11.153042
12/31/98 ................................  11.748872
12/31/99 ................................  10.417085
12/31/00 ................................  12.388158

12/31/01 .........................................    13.861061
12/31/02 .........................................    13.440000

Franklin Small Cap Value Securities Subaccount

                                                         Unit
Date                                                    Values
----                                                    ------

04/30/98 .........................................    10.105054
12/31/98 .........................................     7.793475
12/31/99 .........................................     7.785303
12/31/00 .........................................     9.588784
12/31/01 .........................................    10.749984
12/31/02 .........................................     9.610000

Franklin Strategic Income Securities Subaccount

                                                         Unit
Date                                                    Values
----                                                    ------

07/01/99 .........................................     9.241232
12/31/99 .........................................     9.411650
12/31/00 .........................................     9.730839
12/31/01 .........................................     9.964761
12/31/02 .........................................    10.290000

Franklin U.S. Government Subaccount

                                                         Unit
Date                                                    Values
----                                                    ------

03/14/89 .........................................     5.846803
12/31/89 .........................................     6.089909
12/31/90 .........................................     6.535466
12/31/91 .........................................     7.424518
12/31/92 .........................................     7.920987
12/31/93 .........................................     8.561993
12/31/94 .........................................     8.051691
12/31/95 .........................................     9.476275
12/31/96 .........................................     9.673358
12/31/97 .........................................    10.417679
12/31/98 .........................................    11.027354
12/31/99 .........................................    10.744567
12/31/00 .........................................    11.791437
12/31/01 .........................................    12.473327
12/31/02 .........................................    13.490000

Franklin Zero Coupon 2010 Subaccount

                                                         Unit
Date                                                    Values
----                                                    ------

03/14/89 .........................................     4.817470
12/31/89 .........................................     5.527764
12/31/90 .........................................     5.476896
12/31/91 .........................................     6.354978
12/31/92 .........................................     7.043449
12/31/93 .........................................     8.706894
12/31/94 .........................................     7.636733
12/31/95 .........................................    10.743739
12/31/96 .........................................    10.300014
12/31/97 .........................................    11.829269
12/31/98 .........................................    13.338279

12/31/99 ...................................................   11.533242
12/31/00 ...................................................   13.489220
12/31/01 ...................................................   14.037376
12/31/02 ...................................................   16.610000

Mutual Discovery Securities Subaccount

                                                                  Unit
Date                                                             Values
----                                                             ------

11/08/96 ...................................................    4.426079
12/31/96 ...................................................    4.504855
12/31/97 ...................................................    5.297880
12/31/98 ...................................................    4.958807
12/31/99 ...................................................    6.033371
12/31/00 ...................................................    6.550920
12/31/01 ...................................................   12.289644
12/31/02 ...................................................   10.970000

Mutual Shares Securities Subaccount

                                                                  Unit
Date                                                             Values
----                                                             ------

11/08/96 ...................................................    8.894328
12/31/96 ...................................................    9.185761
12/31/97 ...................................................   10.654943
12/31/98 ...................................................   10.506831
12/31/99 ...................................................   11.757580
12/31/00 ...................................................   13.117959
12/31/01 ...................................................   13.834374
12/31/02 ...................................................   12.020000

Templeton Developing Markets Securities Subaccount

                                                                  Unit
Date                                                             Values
----                                                             ------

03/04/96 ...................................................   11.174915
12/31/96 ...................................................   10.242922
12/31/97 ...................................................    6.881151
12/31/98 ...................................................    5.278634
12/31/99 ...................................................    8.090062
12/31/00 ...................................................    5.396253
12/31/01 ...................................................    4.877734
12/31/02 ...................................................    4.798279

INVESCO VIF-Financial Services Subaccount

                                                                 Unit
Date                                                            Values
----                                                            ------

09/20/99 ...................................................   10.119080
12/31/99 ...................................................   11.213880
12/31/00 ...................................................   13.903989
12/31/01 ...................................................   12.436749
12/31/02 ...................................................   10.508163

INVESCO VIF-Health Sciences Subaccount

                                                                 Unit
Date                                                            Values
----                                                            ------

05/21/97 ..........................................    10.485551
12/31/97 ..........................................    11.470812
12/31/98 ..........................................    16.144238
12/31/99 ..........................................    16.679453
12/31/00 ..........................................    21.452448
12/31/01 ..........................................    18.473542
12/31/02 ..........................................    13.750000

INVESCO VIF-Real Estate Opportunity Subaccount

                                                          Unit
Date                                                     Values
----                                                     ------

03/31/98 ..........................................     9.824156
12/31/98 ..........................................     8.171394
12/31/99 ..........................................     8.078895
12/31/00 ..........................................    10.238684
12/31/01 ..........................................    10.009362
12/31/02 ..........................................    13.490000

INVESCO VIF-Utilities Subaccount

                                                          Unit
Date                                                     Values
----                                                     ------

01/03/95 ..........................................     4.670617
12/31/95 ..........................................     5.021405
12/31/96 ..........................................     5.583720
12/31/97 ..........................................     6.796529
12/31/98 ..........................................     8.410426
12/31/99 ..........................................     9.874095
12/31/00 ..........................................    10.235041
12/31/01 ..........................................     6.804488
12/31/02 ..........................................     5.339968

JPMorgan International Equity Subaccount

                                                          Unit
Date                                                     Values
----                                                     ------

03/01/95 ..........................................     7.282150
12/31/95 ..........................................     8.418175
12/31/96 ..........................................     9.384675
12/31/97 ..........................................     9.748197
12/31/98 ..........................................    10.058579
12/31/99 ..........................................    13.543019
12/31/00 ..........................................    11.229339
12/31/01 ..........................................     8.945816
12/31/02 ..........................................     7.200000

JPMorgan Mid Cap Value Subaccount

                                                          Unit
Date                                                     Values
----                                                     ------

09/28/01 ..........................................    15.186654
12/31/01 ..........................................    16.833085
12/31/02 ..........................................    16.720000

JPMorgan Small Company Subaccount

                                                          Unit
Date                                                     Values
----                                                     ------

12/31/94 .......................................    6.532833
12/31/95 .......................................    8.580888
12/31/96 .......................................   10.318738
12/31/97 .......................................   12.477620
12/31/98 .......................................   11.614062
12/31/99 .......................................   16.547883
12/31/00 .......................................   14.449159
12/31/01 .......................................   13.085105
12/31/02 .......................................   10.100220

Janus Aspen Mid Cap Growth Subaccount

                                                      Unit
Date                                                 Values
----                                                 ------

09/14/93 .......................................    9.127272
12/31/93 .......................................   10.783416
12/31/94 .......................................   12.383291
12/31/95 .......................................   15.591067
12/31/96 .......................................   16.598670
12/31/97 .......................................   18.445633
12/31/98 .......................................   24.439995
12/31/99 .......................................   54.462203
12/31/00 .......................................   36.482240
12/31/01 .......................................   21.755408
12/31/02 .......................................   15.445947

Janus Aspen Balanced Subaccount

                                                      Unit
Date                                                 Values
----                                                 ------

09/14/93 .......................................    8.467948
12/31/93 .......................................    9.044487
12/31/94 .......................................    8.997300
12/31/95 .......................................   11.086337
12/31/96 .......................................   12.710061
12/31/97 .......................................   15.315088
12/31/98 .......................................   20.297680
12/31/99 .......................................   25.372471
12/31/00 .......................................   24.425819
12/31/01 .......................................   22.939889
12/31/02 .......................................   21.144095

Janus Aspen Growth Subaccount

                                                      Unit
Date                                                 Values
----                                                 ------

09/14/93 .......................................    8.740915
12/31/93 .......................................    9.011884
12/31/94 .......................................    9.136283
12/31/95 .......................................   11.745683
12/31/96 .......................................   13.730089
12/31/97 .......................................   16.631595
12/31/98 .......................................   22.268256
12/31/99 .......................................   31.630193
12/31/00 .......................................   26.607391
12/31/01 .......................................   19.726969
12/31/02 .......................................   14.282770

Janus Aspen Mid Cap Value (Perkins) Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/02 ................................  10.000000

Janus Aspen Small Cap Value (Bay Isle) Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/02 ................................  10.000000

Janus Aspen Worldwide Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/14/93 ................................   9.438078
12/31/93 ................................  11.205135
12/31/94 ................................  11.223803
12/31/95 ................................  14.116872
12/31/96 ................................  17.984190
12/31/97 ................................  21.678966
12/31/98 ................................  27.578857
12/31/99 ................................  44.766565
12/31/00 ................................  37.158738
12/31/01 ................................  28.390592
12/31/02 ................................  20.837411

Oppenheimer Aggressive Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

08/15/86 ................................   8.121187
12/31/86 ................................   7.942381
12/31/87 ................................   8.946866
12/31/88 ................................   9.996649
12/31/89 ................................  12.564601
12/31/90 ................................  10.295773
12/31/91 ................................  15.694162
12/31/92 ................................  17.846077
12/31/93 ................................  22.386207
12/31/94 ................................  20.381578
12/31/95 ................................  26.612341
12/31/96 ................................  31.517862
12/31/97 ................................  34.676769
12/31/98 ................................  38.387082
12/31/99 ................................  69.441228
12/31/00 ................................  60.727448
12/31/01 ................................  41.094908
12/31/02 ................................  29.130000

Oppenheimer Capital Appreciation Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/03/85 ................................   4.969632
12/31/85 ................................   5.381713
12/31/86 ................................   6.243702
12/31/87 ................................   6.355164

12/31/88 ................................   7.644746
12/31/89 ................................   9.308648
12/31/90 ................................   8.417090
12/31/91 ................................  10.410751
12/31/92 ................................  11.746823
12/31/93 ................................  12.412175
12/31/94 ................................  12.347555
12/31/95 ................................  16.625238
12/31/96 ................................  20.505411
12/31/97 ................................  25.593290
12/31/98 ................................  31.266924
12/31/99 ................................  43.637607
12/31/00 ................................  42.895211
12/31/01 ................................  36.932642
12/31/02 ................................  26.530000

Oppenheimer Global Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

11/12/90 ................................   7.139820
12/31/90 ................................   7.154069
12/31/91 ................................   7.286972
12/31/92 ................................   6.668635
12/31/93 ................................  11.190607
12/31/94 ................................  10.394617
12/31/95 ................................  10.470766
12/31/96 ................................  12.150850
12/31/97 ................................  14.655858
12/31/98 ................................  16.476023
12/31/99 ................................  25.726592
12/31/00 ................................  26.610834
12/31/01 ................................  23.023614
12/31/02 ................................  17.610000

Oppenheimer High Income Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/30/86 ................................   2.226341
12/31/86 ................................   2.308278
12/31/87 ................................   2.457696
12/31/88 ................................   2.798665
12/31/89 ................................   2.890994
12/31/90 ................................   2.980453
12/31/91 ................................   3.932262
12/31/92 ................................   4.568285
12/31/93 ................................   5.686129
12/31/94 ................................   5.424239
12/31/95 ................................   6.432862
12/31/96 ................................   7.303815
12/31/97 ................................   8.074875
12/31/98 ................................   7.979737
12/31/99 ................................   8.198934
12/31/00 ................................   7.775954
12/31/01 ................................   7.811241
12/31/02 ................................   7.490000

Oppenheimer Main Street Subaccount
                                              Unit
Date                                         Values
----                                         ------

07/05/95 ................................   9.191507
12/31/95 ................................  11.430055
12/31/96 ................................  14.920631
12/31/97 ................................  19.474709
12/31/98 ................................  20.088987
12/31/99 ................................  24.088821
12/31/00 ................................  21.630662
12/31/01 ................................  19.119855
12/31/02 ................................  15.260000

Oppenheimer Main Street Small Cap Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/01/98 ................................  10.348040
12/31/98 ................................   9.835709
12/31/99 ................................  14.202614
12/31/00 ................................  11.426634
12/31/01 ................................  11.216034
12/31/02 ................................   9.290000

Oppenheimer Strategic Bond Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/03/93 ................................   3.069028
12/31/93 ................................   3.168128
12/30/94 ................................   3.003535
12/29/95 ................................   3.412878
12/31/96 ................................   3.767944
12/31/97 ................................   4.035449
12/31/98 ................................   4.090967
12/31/99 ................................   4.144424
12/31/00 ................................   4.190874
12/31/01 ................................   4.428905
12/31/02 ................................   4.670000


ADJUSTED ACCUMULATION UNIT VALUES -With Zurich Safeguard Plus

        Alger American Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/06/89 ................................   6.700461
12/31/89 ................................   8.237444
12/31/90 ................................   8.463205
12/31/91 ................................  11.803936
12/31/92 ................................  13.105228
12/31/93 ................................  15.891913
12/31/94 ................................  15.871967
12/31/95 ................................  21.483973
12/31/96 ................................  24.019090
12/31/97 ................................  29.865865
12/31/98 ................................  43.921959

12/31/99 ................................  58.004474
12/31/00 ................................  48.037071
12/31/01 ................................  41.347938
12/31/02 ................................  27.120308

     Alger American MidCap Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/30/93 ................................   7.186434
12/31/93 ................................   9.939940
12/31/94 ................................   9.632574
12/31/95 ................................  13.822214
12/31/96 ................................  15.252082
12/31/97 ................................  17.300540
12/31/98 ................................  22.283137
12/31/99 ................................  29.001729
12/31/00 ................................  31.050409
12/31/01 ................................  28.378548
12/31/02 ................................  19.580438

 Alger American Small Capitalization Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/20/88 ................................   4.554697
12/31/88 ................................   4.379376
12/31/89 ................................   7.223023
12/31/90 ................................   7.753426
12/31/91 ................................  12.301756
12/31/92 ................................  12.521803
12/31/93 ................................  14.018013
12/31/94 ................................  13.112816
12/31/95 ................................  18.927043
12/31/96 ................................  19.327144
12/31/97 ................................  21.166472
12/31/98 ................................  24.046355
12/31/99 ................................  34.167589
12/31/00 ................................  23.939704
12/31/01 ................................  16.410256
12/31/02 ................................  11.860394

American Century VP Income & Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

10/30/97 ................................   5.247746
12/31/97 ................................   5.617808
12/31/98 ................................   7.040381
12/31/99 ................................   8.173809
12/31/00 ................................   7.133318
12/31/01 ................................   6.398065
12/31/02 ................................   5.057258

American Century VP Value Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/01/96 ................................   4.102604

12/31/96 .............................      4.568933
12/31/97 .............................      5.695412
12/31/98 .............................      5.469655
12/31/99 .............................      5.715222
12/31/00 .............................      6.645890
12/31/01 .............................      7.364505
12/31/02 .............................      6.312183


Dreyfus I.P. MidCap Stock Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/31/98 .............................     12.693020
12/31/98 .............................     12.753809
12/31/99 .............................     13.890328
12/31/00 .............................     14.771819
12/31/01 .............................     14.014049
12/31/02 .............................     12.020000

Dreyfus Socially Responsible Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------


10/07/93 .............................     11.368596
12/31/93 .............................     12.185018
12/31/94 .............................     12.166042
12/31/95 .............................     16.242653
12/31/96 .............................     19.456863
12/31/97 .............................     24.725368
12/31/98 .............................     31.616207
12/31/99 .............................     40.557282
12/31/00 .............................     35.078878
12/31/01 .............................     26.455417
12/31/02 .............................     18.409462


Dreyfus VIF Money Market Subaccount
                                              Unit
Date                                         Values
----                                         ------

08/31/90 .............................      0.714308
12/31/90 .............................      0.727361
12/31/91 .............................      0.756916
12/31/92 .............................      0.773979
12/31/93 .............................      0.784935
12/31/94 .............................      0.804579
12/31/95 .............................      0.834913
12/31/96 .............................      0.861337
12/31/97 .............................      0.889662
12/31/98 .............................      0.918343
12/31/99 .............................      0.944901
12/31/00 .............................      0.983659
12/31/01 .............................      1.003831
12/31/02                                    1.000000

Dreyfus VIF-Small Company Stock Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/29/00 .............................     18.740622

12/31/01 .............................     18.054941
12/31/02 .............................     14.200000

Fidelity VIP Contrafund(R) Subaccount
                                              Unit
Date                                         Values
----                                         ------


01/03/95 .............................      7.917607
12/31/95 .............................     10.976227
12/31/96 .............................     13.149113
12/31/97 .............................     16.132471
12/31/98 .............................     20.726735
12/31/99 .............................     25.382862
12/31/00 .............................     23.186555
12/31/01 .............................     19.920732
12/31/02 .............................     17.717878


Fidelity VIP Equity-Income Subaccount
                                              Unit
Date                                         Values
----                                         ------


10/09/86 .............................      4.866567
12/31/86 .............................      4.860872
12/31/87 .............................      4.737103
12/31/88 .............................      5.758211
12/31/89 .............................      6.687001
12/31/90 .............................      5.560448
12/31/91 .............................      7.247537
12/31/92 .............................      8.377529
12/31/93 .............................      9.801893
12/31/94 .............................     10.349002
12/31/95 .............................     13.870825
12/31/96 .............................     15.640017
12/31/97 .............................     19.822846
12/31/98 .............................     21.775595
12/31/99 .............................     22.735723
12/31/00 .............................     24.197552
12/31/01 .............................     22.527022
12/31/02 .............................     18.345449


     Fidelity VIP Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------


10/09/86 .............................      5.723067
12/31/86 .............................      5.722312
12/31/87 .............................      5.853687
12/31/88 .............................      6.692323
12/31/89 .............................      8.735699
12/31/90 .............................      7.573476
12/31/91 .............................     10.964705
12/31/92 .............................     11.832589
12/31/93 .............................     13.976979
12/31/94 .............................     13.750136
12/31/95 .............................     18.473387
12/31/96 .............................     20.907552
12/31/97 .............................     25.514094
12/31/98 .............................     35.271924
12/31/99 .............................     47.915616

12/31/00 .............................     41.498608
12/31/01 .............................     33.325589
12/31/02 .............................     22.808448

     Fidelity VIP Index 500 Subaccount
                                             Unit
Date                                        Values
----                                        ------

08/27/92 .............................     45.411854
12/31/92 .............................     48.101760
12/31/93 .............................     52.103455
12/31/94 .............................     51.839681
12/31/95 .............................     70.573635
12/31/96 .............................     85.627917
12/31/97 .............................    112.668508
12/31/98 .............................    142.857879
12/31/99 .............................    169.439749
12/31/00 .............................    149.581901
12/31/01 .............................    128.216753
12/31/02 .............................     97.450865

Franklin Rising Dividends Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/27/92 .............................      5.805663
12/31/92 .............................      6.267029
12/31/93 .............................      5.939206
12/31/94 .............................      5.593526
12/31/95 .............................      7.125385
12/31/96 .............................      8.687268
12/31/97 .............................     11.346772
12/31/98 .............................     11.911877
12/31/99 .............................     10.525304
12/31/00 .............................     12.473740
12/31/01 .............................     13.908867
12/31/02 .............................     13.440000

Franklin Small Cap Value Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/30/98 .............................     10.268974
12/31/98 .............................      7.901597
12/31/99 .............................      7.866186
12/31/00 .............................      9.655034
12/31/01 .............................     10.787068
12/31/02 .............................      9.610000

Franklin Strategic Income Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

07/01/99 .............................      9.353374
12/31/99 .............................      9.509435
12/31/00 .............................      9.798063
12/31/01 .............................      9.999121
12/31/02 .............................     10.290000

Franklin U.S. Government Subaccount
                                              Unit
Date                                         Values
----                                         ------

03/14/89 .............................      6.130999
12/31/89 .............................      6.368431
12/31/90 .............................      6.811008
12/31/91 .............................      7.711234
12/31/92 .............................      8.198530
12/31/93 .............................      8.831549
12/31/94 .............................      8.276634
12/31/95 .............................      9.707555
12/31/96 .............................      9.875302
12/31/97 .............................     10.598621
12/31/98 .............................     11.180336
12/31/99 .............................     10.856186
12/31/00 .............................     11.872887
12/31/01 .............................     12.516332
12/31/02 .............................     13.490000

Franklin Zero Coupon 2010 Subaccount

                                              Unit
Date                                         Values
----                                         ------

03/14/89 .............................      5.051607
12/31/89 .............................      5.780689
12/31/90 .............................      5.707755
12/31/91 .............................      6.600373
12/31/92 .............................      7.290227
12/31/93 .............................      8.980999
12/31/94 .............................      7.850067
12/31/95 .............................     11.005949
12/31/96 .............................     10.515029
12/31/97 .............................     12.034721
12/31/98 .............................     13.523320
12/31/99 .............................     11.653040
12/31/00 .............................     13.582389
12/31/01 .............................     14.085761
12/31/02 .............................     16.610000

Mutual Discovery Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

11/08/96 .............................      8.588046
12/31/96 .............................      8.736528
12/31/97 .............................     10.239195
12/31/98 .............................      9.550928
12/31/99 .............................     11.580681
12/31/00 .............................     12.530763
12/31/01 .............................     12.332038
12/31/02 .............................     10.970000

Mutual Shares Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

11/08/96 .............................      9.084555
12/31/96 .............................      9.377536

12/31/97 ................................  10.840023
12/31/98 ................................  10.652601
12/31/99 ................................  11.879748
12/31/00 ................................  13.208601
12/31/01 ................................  13.882100
12/31/02 ................................  12.020000

Templeton Developing Markets Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

03/04/96 ................................  11.774573
12/31/96 ................................  10.685160
12/31/97 ................................   7.046171
12/31/98 ................................   5.356453
12/31/99 ................................   8.228980
12/31/00 ................................   5.437582
12/31/01 ................................   4.894682
12/31/02 ................................   4.798279

INVESCO VIF-Financial Services Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/20/99 ................................  10.229398
12/31/99 ................................  11.337940
12/31/00 ................................  14.031473
12/31/01 ................................  12.487490
12/31/02 ................................  10.508163

INVESCO VIF-Health Sciences Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/21/97 ................................  10.690316
12/31/97 ................................  11.670147
12/31/98 ................................  16.368422
12/31/99 ................................  16.852950
12/31/00 ................................  21.601264
12/31/01 ................................  18.537375
12/31/02 ................................  13.750000

INVESCO VIF-Real Estate Opportunity Subaccount
                                              Unit
Date                                         Values
----                                         ------

03/31/98 ................................   9.986366
12/31/98 ................................   8.284773
12/31/99 ................................   8.162842
12/31/00 ................................  10.309639
12/31/01 ................................  10.043884
12/31/02 ................................  10.490000

INVESCO VIF-Utilities Subaccount
                                              Unit
Date                                         Values
----                                         ------

01/03/95 ................................   4.783336
12/31/95 ................................   5.135776

12/31/96 ................................   5.705008
12/31/97 ................................   6.946753
12/31/98 ................................   8.594951
12/31/99 ................................  10.064920
12/31/00 ................................  10.371541
12/31/01 ................................   6.834387
12/31/02 ................................   5.339968

JPMorgan International Equity Subaccount
                                              Unit
Date                                         Values
----                                         ------

03/01/95 ................................   7.481402
12/31/95 ................................   8.623680
12/31/96 ................................   9.580654
12/31/97 ................................   9.917570
12/31/98 ................................  10.198178
12/31/99 ................................  13.683827
12/31/00 ................................  11.306971
12/31/01 ................................   8.976686
12/31/02 ................................   7.200000

JPMorgan Mid Cap Value Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/28/01 ................................  15.252530
12/31/01 ................................  16.891137
12/31/02 ................................  16.720000

   JPMorgan Small Company Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/94 ................................   6.625467
12/31/95 ................................   8.736171
12/31/96 ................................  10.519652
12/31/97 ................................  12.732825
12/31/98 ................................  11.773466
12/31/99 ................................  16.823766
12/31/00 ................................  14.558897
12/31/01 ................................  13.096052
12/31/02 ................................  10.056539

Janus Aspen Mid Cap Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/14/93 ................................   9.286648
12/31/93 ................................  11.013967
12/31/94 ................................  12.659990
12/31/95 ................................  15.996651
12/31/96 ................................  16.986137
12/31/97 ................................  18.842131
12/31/98 ................................  25.031668
12/31/99 ................................  57.171611
12/31/00 ................................  57.164681
12/31/01 ................................  21.788136
12/31/02 ................................  15.379115

   Janus Aspen Balanced Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/14/93 ................................   8.522179
12/31/93 ................................   9.107660
12/31/94 ................................   9.045954
12/31/95 ................................  11.161823
12/31/96 ................................  12.797757
12/31/97 ................................  15.429470
12/31/98 ................................  20.484812
12/31/99 ................................  25.607874
12/31/00 ................................  24.531920
12/31/01 ................................  22.930619
12/31/02 ................................  21.052712

   Janus Aspen Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/14/93 ................................   8.899428
12/31/93 ................................   9.175552
12/31/94 ................................   9.280026
12/31/95 ................................  11.971113
12/31/96 ................................  13.999882
12/31/97 ................................  16.972489
12/31/98 ................................  22.791492
12/31/99 ................................  32.489000
12/31/00 ................................  26.948283
12/31/01 ................................  19.753405
12/31/02 ................................  14.220958

Janus Aspen Mid Cap Value (Perkins) Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/02 ................................  10.000000

Janus Aspen Small Cap Value (Bay Isle) Subaccount
                                              Unit
Date                                         Values
----                                         ------

12/31/02 ................................  10.000000

Janus Aspen Worldwide Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

09/14/93 ................................   9.539184
12/31/93 ................................  11.358684
12/31/94 ................................  11.352428
12/31/95 ................................  14.311835
12/31/96 ................................  18.277104
12/31/97 ................................  22.046301
12/31/98 ................................  28.080606
12/31/99 ................................  45.918083
12/31/00 ................................  37.598032
12/31/01 ................................  28.425574

12/31/02 ..............................    20.747252

Oppenheimer Aggressive Growth Subaccount
                                              Unit
Date                                         Values
----                                         ------

08/15/86 ..............................     8.592756
12/31/86 ..............................     8.392627
12/31/87 ..............................     9.421533
12/31/88 ..............................    10.490774
12/31/89 ..............................    13.140476
12/31/90 ..............................    10.730410
12/31/91 ..............................    16.300540
12/31/92 ..............................    18.471723
12/31/93 ..............................    23.091404
12/31/94 ..............................    20.951523
12/31/95 ..............................    27.262823
12/31/96 ..............................    32.176369
12/31/97 ..............................    35.279627
12/31/98 ..............................    38.920224
12/31/99 ..............................    70.164246
12/31/00 ..............................    61.149165
12/31/01 ..............................    41.236903
12/31/02 ..............................    29.130000

Oppenheimer Capital Appreciation Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/03/85 ..............................     5.282859
12/31/85 ..............................     5.706257
12/31/86 ..............................     6.597481
12/31/87 ..............................     6.692139
12/31/88 ..............................     8.022463
12/31/89 ..............................     9.735115
12/31/90 ..............................     8.772286
12/31/91 ..............................    10.812820
12/31/92 ..............................    12.158463
12/31/93 ..............................    12.802994
12/31/94 ..............................    12.692688
12/31/95 ..............................    17.031424
12/31/96 ..............................    20.933650
12/31/97 ..............................    26.038071
12/31/98 ..............................    31.701065
12/31/99 ..............................    44.091642
12/31/00 ..............................    43.192985
12/31/01 ..............................    37.060305
12/31/02 ..............................    26.530000

Oppenheimer Global Securities Subaccount
                                              Unit
Date                                         Values
----                                         ------

11/12/90 ..............................     7.444603
12/31/90 ..............................     7.456014
12/31/91 ..............................     7.568411
12/31/92 ..............................     6.902312
12/31/93 ..............................    11.542978
12/31/94 ..............................    10.685160

12/31/95 ..............................    10.726543
12/31/96 ..............................    12.404552
12/31/97 ..............................    14.910476
12/31/98 ..............................    16.704699
12/31/99 ..............................    25.994190
12/31/00 ..............................    26.795498
12/31/01 ..............................    23.103157
12/31/02 ..............................    17.610000

Oppenheimer High Income Subaccount
                                              Unit
Date                                         Values
----                                         ------

04/30/86 ..............................     2.357907
12/31/86 ..............................     2.439045
12/31/87 ..............................     2.588006
12/31/88 ..............................     2.936932
12/31/89 ..............................     3.023427
12/31/90 ..............................     3.106215
12/31/91 ..............................     4.084113
12/31/92 ..............................     4.728357
12/31/93 ..............................     5.865160
12/31/94 ..............................     5.575842
12/31/95 ..............................     6.590007
12/31/96 ..............................     7.456320
12/31/97 ..............................     8.215159
12/31/98 ..............................     8.090467
12/31/99 ..............................     8.284142
12/31/00 ..............................     7.829835
12/31/01 ..............................     7.838184
12/31/02 ..............................     7.490000

Oppenheimer Main Street(R) Subaccount
                                              Unit
Date                                         Values
----                                         ------

07/05/95 ..............................     9.431761
12/31/95 ..............................    11.709294
12/31/96 ..............................    15.232217
12/31/97 ..............................    19.813144
12/31/98 ..............................    20.367854
12/31/99 ..............................    24.339345
12/31/00 ..............................    21.780718
12/31/01 ..............................    19.185907
12/31/02 ..............................    15.260000

Oppenheimer Main Street Small Cap Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/01/98 ..............................    10.515954
12/31/98 ..............................     9.972328
12/31/99 ..............................    14.350445
12/31/00 ..............................    11.505915
12/31/01 ..............................    11.254779
12/31/02 ..............................     9.290000

Oppenheimer Strategic Bond Subaccount
                                              Unit
Date                                         Values
----                                         ------

05/03/93 ..............................     3.172889
12/31/93 ..............................     3.267877
12/31/94 ..............................     3.087481
12/31/95 ..............................     3.496245
12/31/96 ..............................     3.846614
12/31/97 ..............................     4.105548
12/31/98 ..............................     4.147728
12/31/99 ..............................     4.187486
12/31/00 ..............................     4.219906
12/31/01 ..............................     4.444176
12/31/02 ..............................     4.670000

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
                    With MIAA and no optional benefit riders

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Average Annual
                                                                                            Total Return (1)     Total Return (2)
                                                                                           (Non-Standardized)     (Standardized)
---------------------------------------------------------------------------------------------------------------------------------
                                                  Inception   Year-To-Date   Ending    Cumulative %  Annualized %  Annualized %
                                                     Date     % Return (3)  Value (4)     Return        Return        Return
---------------------------------------------------------------------------------------------------------------------------------
              Alger American Growth Subaccount                     -33.98%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   01/06/89                     160,617       301.54%        10.45%             N/A
                                     Ten Years                                 79,976        99.94%         7.17%             N/A
                                    Five Years                                 36,089        -9.78%        -2.04%             N/A
                                   Three Years                                 18,853       -52.87%       -22.18%             N/A
                                      One Year                                 26,205       -34.49%       -34.49%             N/A
---------------------------------------------------------------------------------------------------------------------------------
       Alger American MidCap Growth Subaccount                     -30.59%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   04/30/93                     108,083       170.21%        10.82%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                 44,759        11.90%         2.27%             N/A
                                   Three Years                                 26,990       -32.52%       -12.29%             N/A
                                      One Year                                 27,559       -31.10%       -31.10%             N/A
---------------------------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Subaccount                     -27.32%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   09/20/88                     103,032       157.58%         6.85%             N/A
                                     Ten Years                                 37,342        -6.64%        -0.69%             N/A
                                    Five Years                                 22,550       -43.62%       -10.83%             N/A
                                   Three Years                                 14,118       -64.70%       -29.33%             N/A
                                      One Year                                 28,861       -27.85%       -27.85%             N/A
---------------------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Subaccount                     -20.56%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   10/30/97                      38,173        -4.57%        -0.90%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                 35,738       -10.65%        -2.23%             N/A
                                   Three Years                                 24,768       -38.08%       -14.77%             N/A
                                      One Year                                 31,551       -21.12%       -21.12%             N/A
---------------------------------------------------------------------------------------------------------------------------------
          American Century VP Value Subaccount                     -13.91%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   05/01/96                      60,884        52.21%         6.50%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                 43,769         9.42%         1.82%             N/A
                                   Three Years                                 43,824         9.56%         3.09%             N/A
                                      One Year                                 34,201       -14.50%       -14.50%             N/A
---------------------------------------------------------------------------------------------------------------------------------
         Dreyfus I.P. Mid Cap Stock Subaccount                     -13.80%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   05/31/98                      37,482        -6.29%        -1.41%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                    N/A           N/A           N/A             N/A
                                   Three Years                                 34,427       -13.93%        -4.88%             N/A
                                      One Year                                 34,245       -14.39%       -14.39%             N/A
---------------------------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth Subaccount                     -30.00%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   10/07/93                      64,140        60.35%         5.24%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                 29,730       -25.68%        -5.76%             N/A
                                   Three Years                                 18,316       -54.21%       -22.92%             N/A
                                      One Year                                 27,793       -30.52%       -30.52%             N/A
---------------------------------------------------------------------------------------------------------------------------------
          Dreyfus VIF Money Market Subacccount                      -0.04%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   08/31/90                      54,780        36.95%         2.58%             N/A
                                     Ten Years                                 50,682        26.70%         2.40%             N/A
                                    Five Years                                 44,492        11.23%         2.15%             N/A
                                   Three Years                                 42,048         5.12%         1.68%             N/A
                                      One Year                                 39,731        -0.67%        -0.67%             N/A
---------------------------------------------------------------------------------------------------------------------------------
    Dreyfus VIF Small Company Stock Subaccount                     -21.08%
                            Life of Subaccount        N/A                         N/A           N/A           N/A             N/A
                             Life of Portfolio   12/29/00                      30,045       -24.89%       -13.30%             N/A
                                     Ten Years                                    N/A           N/A           N/A             N/A
                                    Five Years                                    N/A           N/A           N/A             N/A
                                   Three Years                                    N/A           N/A           N/A             N/A
                                      One Year                                 31,346       -21.64%       -21.63%             N/A
---------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                           (as of December 31, 2002)
                       (Standardized and Non-Standarized)
                    With MIAA and no optional benefit riders

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Average Annual
                                                                                              Total Return (1)     Total Return (2)
                                                                                             (Non-Standardized)     (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Inception   Year-To-Date   Ending     Cumulative %  Annualized %  Annualized %
                                                        Date     % Return (3)  Value (4)      Return        Return        Return
------------------------------------------------------------------------------------------------------------------------------------
               Fidelity VIP Contrafund Subaccount                     -10.69%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   01/03/95                      88,677        121.69%        10.47%           N/A
                                        Ten Years                                    N/A            N/A           N/A           N/A
                                       Five Years                                 43,405          8.51%         1.65%           N/A
                                      Three Years                                 27,869        -30.33%       -11.35%           N/A
                                         One Year                                 35,486        -11.29%       -11.29%           N/A
------------------------------------------------------------------------------------------------------------------------------------
            Fidelity VIP Equity-Income Subaccount                     -18.18%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   10/09/86                     149,149        272.87%         8.44%           N/A
                                        Ten Years                                 84,411        111.03%         7.75%           N/A
                                       Five Years                                 36,708         -8.23%        -1.70%           N/A
                                      Three Years                                 32,154        -19.62%        -7.02%           N/A
                                         One Year                                 32,502        -18.74%       -18.74%           N/A
------------------------------------------------------------------------------------------------------------------------------------
                   Fidelity VIP Growth Subaccount                     -31.14%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   10/09/86                     157,979        294.95%         8.83%           N/A
                                        Ten Years                                 74,574         86.44%         6.43%           N/A
                                       Five Years                                 35,532        -11.17%        -2.34%           N/A
                                      Three Years                                 19,181        -52.05%       -21.73%           N/A
                                         One Year                                 27,337        -31.66%       -31.66%           N/A
------------------------------------------------------------------------------------------------------------------------------------
            Fidelity VIP Index 500 Subaccount (8)                     -23.60%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   08/27/92                      84,968        112.42%         7.55%           N/A
                                        Ten Years                                 78,244         95.61%         6.94%           N/A
                                       Five Years                                 34,377        -14.06%        -2.98%           N/A
                                      Three Years                                 23,062        -42.35%       -16.77%           N/A
                                         One Year                                 30,343        -24.14%       -24.14%           N/A
------------------------------------------------------------------------------------------------------------------------------------
  Franklin Rising Dividends Securities Subaccount                      -3.04%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   01/27/92                      93,729        134.32%         8.10%           N/A
                                        Ten Years                                 84,307        110.77%         7.74%           N/A
                                       Five Years                                 46,889         17.22%         3.23%           N/A
                                      Three Years                                 50,761         26.90%         8.27%           N/A
                                         One Year                                 38,534         -3.66%        -3.66%           N/A
------------------------------------------------------------------------------------------------------------------------------------
   Franklin Small Cap Value Securities Subaccount                     -10.60%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   04/30/98                      36,984         -7.54%        -1.66%           N/A
                                        Ten Years                                    N/A            N/A           N/A           N/A
                                       Five Years                                    N/A            N/A           N/A           N/A
                                      Three Years                                 48,556         21.39%         6.67%           N/A
                                         One Year                                 35,518        -11.20%       -11.20%           N/A
------------------------------------------------------------------------------------------------------------------------------------
  Franklin Strategic Income Securities Subaccount                       3.26%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   07/01/99                      43,739          9.35%         2.58%           N/A
                                        Ten Years                                    N/A            N/A           N/A           N/A
                                       Five Years                                    N/A            N/A           N/A           N/A
                                      Three Years                                 42,995          7.49%         2.44%           N/A
                                         One Year                                 41,046          2.62%         2.62%           N/A
------------------------------------------------------------------------------------------------------------------------------------
              Franklin U.S. Government Subaccount                       8.15%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   03/14/89                      89,241        123.10%         5.98%           N/A
                                        Ten Years                                 64,622         61.56%         4.91%           N/A
                                       Five Years                                 50,406         26.01%         4.73%           N/A
                                      Three Years                                 49,396         23.49%         7.29%           N/A
                                         One Year                                 42,994          7.49%         7.49%           N/A
------------------------------------------------------------------------------------------------------------------------------------
             Franklin Zero Coupon 2010 Subaccount                      18.33%
                               Life of Subaccount        N/A                         N/A            N/A           N/A           N/A
                                Life of Portfolio   03/14/89                     134,866        237.16%         9.20%           N/A
                                        Ten Years                                 89,595        123.99%         8.40%           N/A
                                       Five Years                                 54,672         36.68%         6.45%           N/A
                                      Three Years                                 56,683         41.71%        12.32%           N/A
                                         One Year                                 47,049         17.62%        17.62%           N/A
------------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
                    With MIAA and no optional benefit riders

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Average Annual
                                                                                               Total Return (1)     Total Return (2)
                                                                                              (Non-Standardized)     (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Inception   Year-To-Date   Ending    Cumulative % Annualized %   Annualized %
                                                         Date     % Return (3)  Value (4)     Return        Return        Return
------------------------------------------------------------------------------------------------------------------------------------
            Mutual Discovery Securities Subaccount                    -10.74%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     11/08/96                   97,762     144.40%        15.65%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                80,699     101.75%        15.07%         N/A
                                       Three Years                                71,589      78.97%        21.41%         N/A
                                          One Year                                35,467     -11.33%       -11.33%         N/A
------------------------------------------------------------------------------------------------------------------------------------
               Mutual Shares Securities Subaccount                    -13.11%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     11/08/96                   52,679      31.70%         4.58%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                43,885       9.71%         1.87%         N/A
                                       Three Years                                40,193       0.48%         0.16%         N/A
                                          One Year                                34,520     -13.70%       -13.70%         N/A
------------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Subaccount                     -1.63%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     03/04/96                   15,649     -60.88%       -12.84%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                27,054     -32.37%        -7.52%         N/A
                                       Three Years                                23,262     -41.84%       -16.53%         N/A
                                          One Year                                39,096      -2.26%        -2.26%         N/A
------------------------------------------------------------------------------------------------------------------------------------
         INVESCO VIF-Financial Services Subaccount                    -15.51%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/20/99                   40,786       1.96%         0.59%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                36,828      -7.93%        -2.72%         N/A
                                          One Year                                33,566     -16.09%       -16.09%         N/A
------------------------------------------------------------------------------------------------------------------------------------
            INVESCO VIF-Health Sciences Subaccount                    -25.57%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     05/21/97                   51,191      27.98%         4.49%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                46,641      16.60%         3.12%         N/A
                                       Three Years                                32,382     -19.05%        -6.80%         N/A
                                          One Year                                29,558     -26.11%       -26.11%         N/A
------------------------------------------------------------------------------------------------------------------------------------
    INVESCO VIF-Real Estate Opportunity Subaccount                      4.80%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     03/31/98                   41,637       4.09%         0.85%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                51,088      27.72%         8.50%         N/A
                                          One Year                                41,659       4.15%         4.15%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                  INVESCO VIF-Utilities Subaccount                    -21.52%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     01/03/95                   43,951       9.88%         1.18%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                30,510     -23.72%        -5.27%         N/A
                                       Three Years                                21,200     -47.00%       -19.07%         N/A
                                          One Year                                31,169     -22.08%       -22.08%         N/A
------------------------------------------------------------------------------------------------------------------------------------
  JP Morgan International Opportunities Subaccount                    -19.52%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     03/01/95                   37,802      -5.50%        -0.72%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                28,671     -28.32%        -6.44%         N/A
                                       Three Years                                20,839     -47.90%       -19.53%         N/A
                                          One Year                                31,969     -20.08%       -20.08%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                JP Morgan Mid Cap Value Subaccount                     -0.67%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/28/01                   43,728       9.32%         7.34%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                   N/A         N/A           N/A         N/A
                                          One Year                                39,478      -1.31%        -1.31%         N/A
------------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
                    With MIAA and no optional benefit riders

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Average Annual
                                                                                               Total Return (1)     Total Return (2)
                                                                                              (Non-Standardized)     (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Inception   Year-To-Date   Ending    Cumulative % Annualized %  Annualized %
                                                         Date     % Return (3)  Value (4)    Return        Return        Return
------------------------------------------------------------------------------------------------------------------------------------
                JP Morgan Small Company Subaccount                    -22.81%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     12/31/94                   60,060      50.15%         5.21%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                31,435     -21.41%        -4.71%         N/A
                                       Three Years                                23,942     -40.15%       -15.73%         N/A
                                          One Year                                30,656     -23.36%       -23.36%         N/A
------------------------------------------------------------------------------------------------------------------------------------
             Janus Aspen Mid Cap Growth Subaccount                    -29.00%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/14/93                   65,626      64.06%         5.47%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                32,515     -18.71%        -4.06%         N/A
                                       Three Years                                11,063     -72.34%       -34.85%         N/A
                                          One Year                                28,190     -29.52%       -29.52%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                   Janus Aspen Balanced Subaccount                     -7.83%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/14/93                   97,812     144.53%        10.09%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                53,751      34.38%         6.09%         N/A
                                       Three Years                                32,739     -18.15%        -6.46%         N/A
                                          One Year                                36,626      -8.43%        -8.43%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                     Janus Aspen Growth Subaccount                    -27.60%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/14/93                   63,295      58.24%         5.06%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                33,360     -16.60%        -3.57%         N/A
                                       Three Years                                17,682     -55.80%       -23.82%         N/A
                                          One Year                                28,749     -28.13%       -28.13%         N/A
------------------------------------------------------------------------------------------------------------------------------------
              Janus Aspen Mid Cap Value Subaccount                        N/A
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     12/31/02                      N/A         N/A           N/A         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                   N/A         N/A           N/A         N/A
                                          One Year                                   N/A         N/A           N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
            Janus Aspen Small Cap Value Subaccount                        N/A
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     12/31/02                      N/A         N/A           N/A         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                   N/A         N/A           N/A         N/A
                                          One Year                                   N/A         N/A           N/A         N/A
------------------------------------------------------------------------------------------------------------------------------------
       Janus Aspen Worldwide Growth Subaccount  (5)                   -26.60%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     09/14/93                   86,246     115.62%         8.61%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                37,358      -6.60%        -1.36%         N/A
                                       Three Years                                18,230     -54.42%       -23.04%         N/A
                                          One Year                                29,145     -27.14%       -27.14%         N/A
------------------------------------------------------------------------------------------------------------------------------------
          Oppenheimer Aggressive Growth Subaccount                    -29.12%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     08/15/86                  139,864     249.66%         7.94%         N/A
                                         Ten Years                                61,892      54.73%         4.46%         N/A
                                        Five Years                                32,623     -18.44%        -4.00%         N/A
                                       Three Years                                16,417     -58.96%       -25.69%         N/A
                                          One Year                                28,145     -29.64%       -29.64%         N/A
------------------------------------------------------------------------------------------------------------------------------------
       Oppenheimer Capital Appreciation Subaccount                    -28.17%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     04/03/85                  209,626     424.07%         9.78%         N/A
                                         Ten Years                                85,776     114.44%         7.93%         N/A
                                        Five Years                                40,305       0.76%         0.15%         N/A
                                       Three Years                                23,847     -40.38%       -15.84%         N/A
                                          One Year                                28,522     -28.69%       -28.69%         N/A
------------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                           (as of December 31, 2002)
                      (Standardized and Non-Standardized)
                    With MIAA and no optional benefit riders

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Average Annual
                                                                                               Total Return (1)     Total Return (2)
                                                                                              (Non-Standardized)     (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Inception   Year-To-Date   Ending    Cumulative %  Annualized %  Annualized %
                                                         Date     % Return (3)  Value (4)     Return        Return        Return
------------------------------------------------------------------------------------------------------------------------------------
          Oppenheimer Global Securities Subaccount                    -23.51%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     11/12/90                   95,972     139.93%         7.47%         N/A
                                         Ten Years                               100,349     150.87%         9.63%         N/A
                                        Five Years                                46,749      16.87%         3.17%         N/A
                                       Three Years                                26,866     -32.84%       -12.43%         N/A
                                          One Year                                30,376     -24.06%       -24.06%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                Oppenheimer High Income Subaccount                     -4.11%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     04/30/86                  130,895     227.24%         7.37%         N/A
                                         Ten Years                                62,200      55.50%         4.51%         N/A
                                        Five Years                                36,055      -9.86%        -2.06%         N/A
                                       Three Years                                35,902     -10.25%        -3.54%         N/A
                                          One Year                                38,107      -4.73%        -4.73%         N/A
------------------------------------------------------------------------------------------------------------------------------------
                Oppenheimer Main Street Subaccount                    -20.19%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     07/05/95                   64,737      61.84%         6.63%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                30,428     -23.93%        -5.32%         N/A
                                       Three Years                                24,855     -37.86%       -14.67%         N/A
                                          One Year                                31,701     -20.75%       -20.75%         N/A
------------------------------------------------------------------------------------------------------------------------------------
      Oppenheimer Main Street Small Cap Subaccount                    -17.17%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     05/01/98                   34,855     -12.86%        -2.90%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                   N/A         N/A           N/A         N/A
                                       Three Years                                25,666     -35.83%       -13.75%         N/A
                                          One Year                                32,903     -17.74%       -17.74%         N/A
------------------------------------------------------------------------------------------------------------------------------------
             Oppenheimer Strategic Bond Subaccount                      5.44%
                                Life of Subaccount          N/A                      N/A         N/A           N/A         N/A
                                 Life of Portfolio     05/03/93                   58,720      46.80%         4.05%         N/A
                                         Ten Years                                   N/A         N/A           N/A         N/A
                                        Five Years                                45,027      12.57%         2.40%         N/A
                                       Three Years                                44,317      10.79%         3.48%         N/A
                                          One Year                                41,915       4.79%         4.79%         N/A
------------------------------------------------------------------------------------------------------------------------------------


The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost.

     PERFORMANCE FIGURES--NOTES

*  N/A Not Applicable

(1) The Non-standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Non-standardized Total Return figures reflect the current charge for the MIAA program, but not the Optional Enhanced Death Benefit rider charge. If such charges were reflected, Non-standardized Total Return would be lower.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. Premium taxes are not reflected. The Standardized Average Annual Total Return figures reflect the maximum charge for the MIAA program, but not the Optional Enhanced Death Benefit rider charge. If such charges were reflected, Standardized Average Total Return would be lower.

     Standardize performance is not shown because the Subaccounts did not commence operations until [the effective date of this Statement of Additional Information.] We will show standardized performance in the future, as it becomes available.

(3) The Year to Date percentage return figures quoted are based on the change in unit values for the period January 1, 2002 through December 31, 2002.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflects the substantial risks associated with investments in high-yield bonds.


(7) An investment in the Dreyfus VIF Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Dreyfus VIF Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.


(8) Non-standardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Fund or Portfolio was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown in the following table.

                                                      Share Class
                                                       Inception
Fund/Portfolio                                           Date
---------------------------------------------------   -----------
Dreyfus Investment Portfolios (Service Shares)         12/29/00
Franklin Templeton Variable Insurance Products
 Trust (Class 2 Shares)
Franklin Rising Dividends Securities Fund              01/06/99
Franklin Small Cap Value Securities Fund               05/01/97
Franklin Strategic Income Securities Fund              01/06/99
Franklin U.S. Government Fund                          01/06/99
Franklin Zero Coupon-2010 Fund                         01/06/99

Mutual Discovery Securities Fund                       05/15/01
Mutual Shares Securities Fund                          01/06/99
Templeton Developing Markets Securities Fund           03/14/89
Oppenheimer Variable Account Funds (Service Shares)
Oppenheimer Aggressive Growth Fund/VA                  06/12/02
Oppenheimer Capital Appreciation Fund/VA               09/17/01
Oppenheimer Global Securities Fund/VA                  06/12/02
Oppenheimer High Income Fund/VA                        10/13/00
Oppenheimer Main Street Fund(R)/VA                     07/13/01
Oppenheimer Main Street Small Cap Fund(R)/VA           09/17/01
Oppenheimer Strategic Bond Fund/VA                     03/16/01

For each of the above-listed Funds or Portfolios for the periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

For the Janus Aspen Series (Service Shares) and the Dreyfus Variable Investment Fund (Service Shares) Non-Standardized performance is provided commencing with the inception of the share class.

           Zurich Preferred Plus Subaccount Performance Figures
                         (as of December 31, 2002)
                    (Standardized and Non-Standardized)
           With MIAA and Zurich Safeguard Plus optional benefit rider


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Average Annual
                                                                                                 Total Return          Total Return
                                                                                             (Non-Standardized)       (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Inception        YTD      Ending    Cumulative   Annualized     Annualized
                                                              Date     Return       Value        Return       Return         Return
------------------------------------------------------------------------------------------------------------------------------------
                    Alger American Growth Subacccount                 -34.41%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     01/06/89                152,674        279.18%        9.99%            N/A
                                            Ten Years                              78,568         96.42%        6.98%            N/A
                                           Five Years                              35,286        -11.79%       -2.48%            N/A
                                          Three Years                              18,313        -54.22%      -22.93%            N/A
                                             One Year                              26,035        -34.91%      -34.91%            N/A
------------------------------------------------------------------------------------------------------------------------------------
             Alger American MidCap Growth Subacccount                 -31.00%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     04/30/93                104,119        160.30%       10.39%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                              44,021         10.05%        1.93%            N/A
                                          Three Years                              26,495        -33.76%      -12.83%            N/A
                                             One Year                              27,393        -31.52%      -31.52%            N/A
------------------------------------------------------------------------------------------------------------------------------------
      Alger American Small Capitalization Subacccount                 -27.73%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     09/20/88                 97,135        142.84%        6.41%            N/A
                                            Ten Years                              35,800        -10.50%       -1.10%            N/A
                                           Five Years                              21,709        -45.73%      -11.51%            N/A
                                          Three Years                              13,566        -66.09%      -30.26%            N/A
                                             One Year                              28,698        -28.26%      -28.26%            N/A
------------------------------------------------------------------------------------------------------------------------------------
      American Century VP Income & Growth Subacccount                 -20.96%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     10/30/97                 37,427         -6.43%       -1.28%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                              34,982        -12.54%       -2.65%            N/A
                                          Three Years                              24,273        -39.32%      -15.34%            N/A
                                             One Year                              31,395        -21.51%      -21.51%            N/A
------------------------------------------------------------------------------------------------------------------------------------
                American Century VP Value Subacccount                 -14.29%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     05/01/96                 59,491         48.73%        6.13%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                              43,110          7.77%        1.51%            N/A
                                          Three Years                              43,432          8.58%        2.78%           N/A
                                             One Year                              34,051        -14.87%      -14.87%           N/A
------------------------------------------------------------------------------------------------------------------------------------
                Dreyfus I.P. MidCap Stock Subacccount                 -14.23%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     05/31/98                 36,890         -7.78%       -1.75%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                                 N/A           N/A          N/A             N/A
                                          Three Years                              33,998        -15.00%       -5.27%            N/A
                                             One Year                              34,075        -14.81%      -14.81%            N/A
------------------------------------------------------------------------------------------------------------------------------------
      Dreyfus Socially Responsible Growth Subacccount                 -30.41%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     10/07/93                 61,792         54.48%        4.92%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                              28,903        -27.74%       -6.29%            N/A
                                          Three Years                              17,775        -55.56%      -23.69%            N/A
                                             One Year                              27,627        -30.93%      -30.93%            N/A
------------------------------------------------------------------------------------------------------------------------------------
                 Dreyfus VIF Money Market Subacccount                  -0.38%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     08/31/90                 52,480         31.20%        2.22%            N/A
                                            Ten Years                              48,956         22.39%        2.04%            N/A
                                           Five Years                              43,729          9.32%        1.80%            N/A
                                          Three Years                              41,614          4.03%        1.33%            N/A
                                             One Year                              39,594         -1.02%       -1.02%            N/A
------------------------------------------------------------------------------------------------------------------------------------
          Dreyfus VIF Small Company Stock Subacccount                 -21.35%
                                   Life of Subaccount          N/A                    N/A           N/A          N/A             N/A
                                    Life of Portfolio     12/29/00                 29,888        -25.28%      -13.52%            N/A
                                            Ten Years                                 N/A           N/A          N/A             N/A
                                           Five Years                                 N/A           N/A          N/A             N/A
                                          Three Years                                 N/A           N/A          N/A             N/A
                                             One Year                              31,238        -21.91%      -21.91%            N/A
------------------------------------------------------------------------------------------------------------------------------------

           Zurich Preferred Plus Subaccount Performance Figures
                         (as of December 31, 2002)
                    (Standardized and Non-Standardized)
           With MIAA and Zurich Safeguard Plus optional benefit rider


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Average Annual
                                                                                                  Total Return         Total Return
                                                                                             (Non-Standardized)       (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Inception        YTD     Ending    Cumulative   Annualized      Annualized
                                                              Date     Return      Value        Return       Return          Return
------------------------------------------------------------------------------------------------------------------------------------
                  Fidelity VIP Contrafund Subacccount                 -11.06%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     01/03/95                 86,150       115.37%       10.07%             N/A
                                            Ten Years                                 N/A          N/A          N/A              N/A
                                           Five Years                              42,719         6.80%        1.32%             N/A
                                          Three Years                              27,401       -31.50%      -11.85%             N/A
                                             One Year                              35,339       -11.65%      -11.65%             N/A
------------------------------------------------------------------------------------------------------------------------------------
               Fidelity VIP Equity Income Subacccount                 -18.56%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     10/09/86                139,584       248.96%        8.00%             N/A
                                            Ten Years                              83,170       107.92%        7.59%             N/A
                                           Five Years                              35,969       -10.08%       -2.10%             N/A
                                          Three Years                              31,694       -20.77%       -7.47%             N/A
                                             One Year                              32,348       -19.13%      -19.13%             N/A
------------------------------------------------------------------------------------------------------------------------------------
                      Fidelity VIP Growth Subacccount                 -31.56%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     10/09/86                147,625       269.06%        8.37%             N/A
                                            Ten Years                              73,161        82.90%        6.22%             N/A
                                           Five Years                              34,734       -13.16%       -2.78%             N/A
                                          Three Years                              18,645       -53.39%      -22.46%             N/A
                                             One Year                              27,171       -32.07%      -32.07%             N/A
------------------------------------------------------------------------------------------------------------------------------------
                   Fidelity VIP Index 500 Subacccount                 -24.00%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     08/27/92                 81,584       103.96%        7.13%             N/A
                                            Ten Years                              76,918        92.39%        6.76%             N/A
                                           Five Years                              33,604       -15.99%       -3.42%             N/A
                                          Three Years                              22,554       -43.61%      -17.39%             N/A
                                             One Year                              30,184       -24.54%      -24.54%             N/A
------------------------------------------------------------------------------------------------------------------------------------
     Franklin Rising Dividends Securities Subacccount                  -3.37%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     01/27/92                 87,793       119.48%        7.45%             N/A
                                            Ten Years                              81,442       103.61%        7.37%             N/A
                                           Five Years                              46,085        15.21%        2.87%             N/A
                                          Three Years                              50,238        25.59%        7.89%             N/A
                                             One Year                              38,402        -4.00%       -4.00%             N/A
------------------------------------------------------------------------------------------------------------------------------------
      Franklin Small Cap Value Securities Subacccount                 -10.91%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     04/30/98                 36,435        -8.91%       -1.98%             N/A
                                            Ten Years                                 N/A          N/A          N/A              N/A
                                           Five Years                                 N/A          N/A          N/A              N/A
                                          Three Years                              48,055        20.14%        6.31%             N/A
                                             One Year                              35,396       -11.51%      -11.51%             N/A
------------------------------------------------------------------------------------------------------------------------------------
     Franklin Strategic Income Securities Subacccount                   2.91%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     07/01/99                 43,161         7.90%        2.19%             N/A
                                            Ten Years                                 N/A          N/A          N/A              N/A
                                           Five Years                                 N/A          N/A          N/A              N/A
                                          Three Years                              42,552         6.38%        2.08%             N/A
                                             One Year                              40,905         2.26%        2.26%             N/A
------------------------------------------------------------------------------------------------------------------------------------
                 Franklin U.S. Government Subacccount                   7.78%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     03/14/89                 82,173       105.43%        5.35%             N/A
                                            Ten Years                              62,425        56.06%        4.55%             N/A
                                           Five Years                              49,542        23.85%        4.37%             N/A
                                          Three Years                              48,886        22.22%        6.92%             N/A
                                             One Year                              42,846         7.11%        7.11%             N/A
------------------------------------------------------------------------------------------------------------------------------------
                Franklin Zero Coupon 2010 Subacccount                  17.92%
                                   Life of Subaccount          N/A                    N/A          N/A          N/A              N/A
                                    Life of Portfolio     03/14/89                123,161       207.90%        8.49%             N/A
                                            Ten Years                              86,551       116.38%        8.02%             N/A
                                           Five Years                              53,736        34.34%        6.08%             N/A
                                          Three Years                              56,099        40.25%       11.93%             N/A
                                             One Year                              46,887        17.22%       17.22%             N/A
------------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
           With MIAA and Zurich Safeguard Plus optional benefit rider


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Average Annual
                                                                                                Total Return          Total Return
                                                                                             (Non-Standardized)     (Standardized)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Inception        YTD     Ending    Cumulative   Annualized     Annualized
                                                              Date     Return      Value        Return       Return         Return
------------------------------------------------------------------------------------------------------------------------------------
              Mutual Discovery Securities Subacccount                 -11.04%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     11/08/96                49,459        23.65%        3.51%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             41,669         4.17%        0.82%            N/A
                                          Three Years                             37,232        -6.92%       -2.36%            N/A
                                             One Year                             35,344       -11.64%      -11.64%            N/A
------------------------------------------------------------------------------------------------------------------------------------
                 Mutual Shares Securities Subacccount                 -13.41%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     11/08/96                51,245        28.11%        4.11%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             43,133         7.83%        1.52%            N/A
                                          Three Years                             39,778        -0.56%       -0.19%            N/A
                                             One Year                             34,400       -14.00%      -14.00%            N/A
------------------------------------------------------------------------------------------------------------------------------------
  Templeton Developing Markets Securities Subacccount                  -1.97%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     03/04/96                15,521       -61.20%      -12.94%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             26,416       -33.96%       -7.96%            N/A
                                          Three Years                             22,868       -42.83%      -17.00%            N/A
                                             One Year                             38,960        -2.60%       -2.60%            N/A
------------------------------------------------------------------------------------------------------------------------------------
         INVESCO VIF - Financial Services Subacccount                 -15.85%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     09/20/99                40,330         0.83%        0.25%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                                N/A           N/A          N/A            N/A
                                          Three Years                             36,423        -8.94%       -3.07%            N/A
                                             One Year                             33,429       -16.43%      -16.43%            N/A
------------------------------------------------------------------------------------------------------------------------------------
            INVESCO VIF - Health Sciences Subacccount                 -25.83%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     05/21/97                49,947        24.87%        4.03%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             45,841        14.60%        2.76%            N/A
                                          Three Years                             32,047       -19.88%       -7.12%            N/A
                                             One Year                             29,456       -26.36%      -26.36%            N/A
------------------------------------------------------------------------------------------------------------------------------------
    INVESCO VIF - Real Estate Opportunity Subacccount                   4.44%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     03/31/98                40,917         2.29%        0.48%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                                N/A           N/A          N/A            N/A
                                          Three Years                             50,561        26.40%        8.12%            N/A
                                             One Year                             41,516         3.79%        3.79%            N/A
------------------------------------------------------------------------------------------------------------------------------------
                  INVESCO VIF - Utilities Subacccount                 -21.87%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     01/03/95                42,748         6.87%        0.83%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             29,847       -25.38%       -5.69%            N/A
                                          Three Years                             20,796       -48.01%      -19.59%            N/A
                                             One Year                             31,032       -22.42%      -22.42%            N/A
------------------------------------------------------------------------------------------------------------------------------------
    JP Morgan International Opportunities Subacccount                 -19.79%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     03/01/95                36,832        -7.92%       -1.05%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                             28,178       -29.55%       -6.77%            N/A
                                          Three Years                             20,624       -48.44%      -19.81%            N/A
                                             One Year                             31,858       -20.35%      -20.35%            N/A
------------------------------------------------------------------------------------------------------------------------------------
                   JP Morgan MidCap Value Subacccount                  -1.01%
                                   Life of Subaccount          N/A                   N/A           N/A          N/A            N/A
                                    Life of Portfolio     09/28/01                43,533         8.83%        6.96%            N/A
                                            Ten Years                                N/A           N/A          N/A            N/A
                                           Five Years                                N/A           N/A          N/A            N/A
                                          Three Years                                N/A           N/A          N/A            N/A
                                             One Year                             39,342        -1.65%       -1.65%            N/A
------------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
           With MIAA and Zurich Safeguard Plus optional benefit rider

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Average Annual
                                                                                           Total Return           Total Return
                                                                                        (Non-Standardized)      (Standardized)
------------------------------------------------------------------------------------------------------------------------------
                                                    Inception       YTD      Ending    Cumulative   Annualized     Annualized
                                                         Date    Return       Value        Return       Return         Return
------------------------------------------------------------------------------------------------------------------------------
             JP Morgan Small Company Subacccount                 -23.21%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     12/31/94                58,270         45.67%        4.81%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             30,667        -23.33%       -5.18%            N/A
                                     Three Years                             23,444        -41.39%      -16.31%            N/A
                                        One Year                             30,497        -23.76%      -23.76%            N/A
------------------------------------------------------------------------------------------------------------------------------
          Janus Aspen Mid Cap Growth Subacccount                 -29.42%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     09/14/93                63,183         57.96%        5.04%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             31,688        -20.78%       -4.55%            N/A
                                     Three Years                             10,488        -73.78%      -36.00%            N/A
                                        One Year                             28,625        -29.94%      -29.94%            N/A
------------------------------------------------------------------------------------------------------------------------------
                Janus Aspen Balanced Subacccount                  -8.19%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     09/14/93                94,524        136.31%        9.69%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             53,120         32.80%        5.84%            N/A
                                     Three Years                             32,296        -19.26%       -6.88%            N/A
                                        One Year                             36,482        -18.79%       -8.79%            N/A
------------------------------------------------------------------------------------------------------------------------------
                  Janus Aspen Growth Subacccount                 -28.01%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     09/14/93                60,950         52.37%        4.63%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             32,844        -18.64%       -4.04%            N/A
                                     Three Years                             17,136        -57.16%      -24.62%            N/A
                                        One Year                             28,586        -28.54%      -28.54%            N/A
------------------------------------------------------------------------------------------------------------------------------
           Janus Aspen Mid Cap Value Subacccount                    N/A
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     12/31/02                   N/A           N/A          N/A             N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                                N/A           N/A          N/A             N/A
                                     Three Years                                N/A           N/A          N/A             N/A
                                        One Year                                N/A           N/A          N/A             N/A
------------------------------------------------------------------------------------------------------------------------------
         Janus Aspen Small Cap Value Subacccount                    N/A
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     12/31/02                   N/A           N/A          N/A             N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                                N/A           N/A          N/A             N/A
                                     Three Years                                N/A           N/A          N/A             N/A
                                        One Year                                N/A           N/A          N/A             N/A
------------------------------------------------------------------------------------------------------------------------------
        Janus Aspen Worldwide Growth Subacccount                 -27.01%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     09/14/93                83,149        107.87%        8.18%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             36,573        -18.57%       -1.78%            N/A
                                     Three Years                             17,693        -55.77%      -23.81%            N/A
                                        One Year                             28,982        -27.54%      -27.54%            N/A
------------------------------------------------------------------------------------------------------------------------------
       Oppenheimer Aggressive Growth Subacccount                 -29.36%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     08/15/86               125,337        213.34%        7.22%            N/A
                                       Ten Years                             59,786         49.47%        4.10%            N/A
                                      Five Years                             32,063        -19.84%       -4.33%            N/A
                                     Three Years                             16,246        -59.38%      -25.94%            N/A
                                        One Year                             28,047        -29.88%      -29.88%            N/A
------------------------------------------------------------------------------------------------------------------------------
    Oppenheimer Capital Appreciation Subacccount                 -28.41%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     04/03/85               184,867        362.17%        9.00%            N/A
                                       Ten Years                             82,861        107.15%        7.55%            N/A
                                      Five Years                             39,613         -0.97%       -0.19%            N/A
                                     Three Years                             23,601        -41.00%      -16.13%            N/A
                                        One Year                             28,424        -28.94%      -28.94%            N/A
------------------------------------------------------------------------------------------------------------------------------

              Zurich Preferred Plus Subaccount Performance Figures
                            (as of December 31, 2002)
                       (Standardized and Non-Standardized)
           With MIAA and Zurich Safeguard Plus optional benefit rider


------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Average Annual
                                                                                           Total Return           Total Return
                                                                                        (Non-Standardized)      (Standardized)
------------------------------------------------------------------------------------------------------------------------------
                                                    Inception       YTD      Ending    Cumulative   Annualized     Annualized
                                                         Date    Return       Value        Return       Return         Return
------------------------------------------------------------------------------------------------------------------------------
       Oppenheimer Global Securities Subacccount                 -23.78%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     11/12/90                89,160        122.90%        6.82%            N/A
                                       Ten Years                             96,940        142.35%        9.26%            N/A
                                      Five Years                             45,947         14.87%        2.81%            N/A
                                     Three Years                             26,588        -33.53%      -12.73%            N/A
                                        One Year                             30,271        -24.32%      -24.32%            N/A
------------------------------------------------------------------------------------------------------------------------------
             Oppenheimer High Income Subacccount                  -4.44%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     04/30/86               117,211        193.03%        6.66%            N/A
                                       Ten Years                             60,085         50.21%        4.15%            N/A
                                      Five Years                             35,436        -11.41%       -2.39%            N/A
                                     Three Years                             35,531        -11.17%       -3.87%            N/A
                                        One Year                             37,976         -5.06%       -5.06%            N/A
------------------------------------------------------------------------------------------------------------------------------
             Oppenheimer Main Street Subacccount                 -20.46%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     07/05/95                62,310         55.77%        6.09%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             29,905        -25.24%       -5.65%            N/A
                                     Three Years                             24,598        -38.50%      -14.96%            N/A
                                        One Year                             31,592        -21.02%      -21.02%            N/A
------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Main Street Small Cap Subacccount                 -17.46%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     05/01/98                34,378        -14.05%       -3.19%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                                N/A           N/A          N/A             N/A
                                     Three Years                             25,400        -36.50%      -14.05%            N/A
                                        One Year                             32,789        -18.03%      -18.03%            N/A
------------------------------------------------------------------------------------------------------------------------------
          Oppenheimer Strategic Bond Subacccount                   5.08%
                              Life of Subaccount          N/A                   N/A           N/A          N/A             N/A
                               Life of Portfolio     05/03/93                55,992         39.98%        3.54%            N/A
                                       Ten Years                                N/A           N/A          N/A             N/A
                                      Five Years                             44,255         10.64%        2.04%            N/A
                                     Three Years                             43,860          9.65%        3.12%            N/A
                                        One Year                             41,771          4.43%        4.43%            N/A
------------------------------------------------------------------------------------------------------------------------------

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                           PERFORMANCE FIGURES--NOTES

*  N/A Not Applicable

(1) The Non-standardized Total Return figures quoted are based on a hypothetical $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the withdrawal charge and any charge for applicable premium taxes which may be imposed in certain states. The Non-standardized Total Return figures also reflect the current charge for the MIAA program and the Zurich Safeguard Plus, Death Benefit rider charge.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including a prorated portion of the Rocords Maintenance Charge, the maximum charge for the MIAA program and Zurich Safeguard Plus. Premium taxes are not reflected.

     Standardized performance is not shown because the Subaccounts did not commence operations until [the effective date of this Statement of Additional Information.] We will show standardized performance in the future, as it becomes available.

(3) The Year to Date percentage return figures quoted are based on the change in unit values for the period January 1, 2002 through December 31, 2002.

(4) The Ending Values quoted are based on a $40,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.


(7) An investment in the Dreyfus VIF Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Dreyfus VIF Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.


(8) Non-standardized performance is provided for the period commencing with the inception date of the Portfolio (i.e., the date the Portfolio was first offered for sale). For the following listed Funds or Portfolios, the inception date of the Portfolios was prior to the inception date of the share class that is available under the Contract. The dates that the share classes available under the Contract were first offered for sale are shown in the following table.

                                                      Share Class Inception
Fund/Portfolio                                                Date
--------------                                        ---------------------
Dreyfus Investment Portfolios (Service Shares)              12/29/00
Franklin Templeton Variable Insurance Products
 Trust (Class 2 Shares)
Franklin Rising Dividends Securities Fund                   01/06/99
Franklin Small Cap Value Securities Fund                    05/01/97
Franklin Strategic Income Securities Fund                   01/06/99
Franklin U.S. Government Fund                               01/06/99
Franklin Zero Coupon-2010 Fund                              01/06/99
Mutual Discovery Securities Fund                            05/15/01
Mutual Shares Securities Fund                               01/06/99

Templeton Developing Markets Securities Fund                03/14/89
Oppenheimer Variable Account Funds (Service Shares)
Oppenheimer Aggressive Growth Fund/VA                       06/12/02
Oppenheimer Capital Appreciation Fund/VA                    09/17/01
Oppenheimer Global Securities Fund/VA                       06/12/02
Oppenheimer High Income Fund/VA                             10/13/00
Oppenheimer Main Street Fund(R)/VA                          07/13/01
Oppenheimer Main Street Small Cap Fund(R)/VA                09/17/01
Oppenheimer Strategic Bond Fund/VA                          03/16/01

     For each of the above-listed Funds or Portfolios for the periods prior to the share class inception date, nonstandardized performance figures shown for the "Life of Portfolio" reflect the historical performance of the Fund or Portfolio's corresponding class of shares that does not have 12b-1 plan fees. The historical performance of these corresponding classes of shares has not been adjusted to reflect the deduction of the 12b-1 plan fees. If these fees were taken into consideration, the performance figures shown would be lower.

     For the Janus Aspen Series (Service Shares) and the Dreyfus Variable Investment Fund (Service Shares) Non-Standardized performance is provided commencing with the inception of the share class.

                            TAX-DEFERRED ACCUMULATION

                        NON-QUALIFIED              CONVENTIONAL
                           ANNUITY                 SAVINGS PLAN
                   After-tax contributions
                  and tax-deferred earnings
                                                     After-tax
                                                   contributions
                                  Taxable Lump      and taxable
               No Withdrawals    Sum Withdrawal      earnings
               --------------    --------------    -------------
10 Years...    $      107,946    $       86,448    $      81,693
20 Years...           233,048           165,137          133,476
30 Years...           503,133           335,021          218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Certificates. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus. The chart does not reflect the following charges and expenses under the Contract: 1.00% mortality and expense risk; 0.70% maximum administration charges; any optional benefit charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN]

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When, monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

APPENDIX B

STATE PREMIUM TAX CHART

                        Rate of Tax
                  Qualified    Non-Qualified
   State            Plans         Plans
-------------     ---------    -------------
California .....       0.50%*           2.35%*
Maine ..........       2.00%            2.00%
Nevada .........       3.50%            3.50%
South Dakota ...         --             1.25%
West Virginia ..       1.00%            1.00%
Wyoming ........         --             1.00%

* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)  Financial Statements:

     Financial Statements included in Part B of the Registration Statement:



          Federal Kemper Life Assurance Company

               Report of Independent Accountants

               Federal Kemper Life Assurance Company Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus as of December 31, 2002 and 2001.

               Federal Kemper Life Assurance Company Statutory Statements of Operations, years ended December 31, 2002 and 2001.

               Federal Kemper Life Assurance Company Statutory Statements of Capital Stock and Surplus, years ended December 31, 2002 and 2001.

               Federal Kemper Life Assurance Company Statutory
               Statements of Cash Flows, years ended December 31, 2002 and 2001.

               Notes to Statutory Financial Statements.

               Report of Independent Accountants

               Federal Kemper Life Assurance Company Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus as of December 31, 2001 and 2000.

               Federal Kemper Life Assurance Company Statutory Statements of Operations, years ended December 31, 2001 and 2000.

               Federal Kemper Life Assurance Company Statutory Statements of Capital Stock and Surplus, years ended December 31, 2001 and 2000.

               Federal Kemper Life Assurance Company Statutory Statements of Cash Flows, years ended December 31, 2001 and 2000.

               Notes to Statutory Financial Statements.

               Federal Kemper Life Assurance Company Unaudited Pro Forma Condensed Statutory Balance Sheet as of December 31, 2002.

               Federal Kemper Life Assurance Company Unaudited Pro Forma Condensed Statutory Income Statement for the period ended December 31, 2002.

(b) Exhibits:

/1/1. A copy of resolution of the Board of Directors of Federal Kemper Life Assurance Company dated May 23, 2003.

2.             Not Applicable.

/1/3.1         Distribution Agreement between Investors Brokerage Services, Inc.
               and FKLA.

/1/3.2         Selling Group Agreement of Investors Brokerage Services, Inc.

/1/3.3         General Agent Agreement.


4.1            Form of Variable Annuity Contract.

/2/4.2         Zurich Safeguard Enhanced Death Benefit Rider

/2/4.3         Zurich Safeguard Plus Enhanced Death Benefit Rider

/1/4.4         Form of Unisex Rider

/2/4.5         Form of Qualified Plan Rider

/1/4.6         Form of SIMPLE IRA - Individual Retirement Annuity Supplemental
               Rider

/1/4.7 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

/1/4.8         Form of 457 Deferred Compensation Rider

/1/4.9         Form of Individual Retirement Annuity Rider

/1/4.10        Form of Nursing Care Rider

/2/4.11        Form of ERISA Loan Rider

/2/5.          Form of Application.

/1/6. Federal Kemper Life Assurance Company Articles of Incorporation and By-laws.

7.             Not Applicable.

/2/8.1(a)      Form of Fund Participation Agreement (Institutional Shares) among
               FKLA, Janus Aspen Series and Janus Capital Corporation.

/2/8.1(b)      Form of Fund Participation Agreement (Service Shares) among FKLA,
               Janus Aspen Series and Janus Capital Corporation.

/2/8.2(a)      Form of Participation Agreement among Variable Insurance Products
               Fund, Fidelity Distributors Corporation and FKLA.

/2/8.2(b)      Form of Participation Agreement among Variable Insurance Products
               Fund II, Fidelity Distributors Corporation and FKLA.

/2/8.2(c)      Form of Participation Agreement among Variable Insurance Products
               Fund III, Fidelity Distributors Corporation and FKLA.

/2/8.2(d)      Form of Service Agreement between Fidelity Investments
               Institutional Operations Company, Inc. and FKLA.

/2/8.3(a)      Form of Fund Participation Agreement by and among The Alger
               American Fund, FKLA and Fred Alger & Company, Incorporated.

/2/8.3(b)      Form of Service Agreements between Fred Alger Management, Inc.
               and FKLA.

/2/8.4 Form of Fund Participation Agreement by and between FKLA and American Century Investment Management, Inc.

/2/8.5(a)      Form of Participation Agreement among Franklin Templeton Variable
               Insurance Products Trust, Franklin Templeton Distributors, Inc.
               and FKLA.

/2/8.6(a)      Form of Participation Agreement by and among FKLA, INVESCO
               Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and
               INVESCO Distributors, Inc.

/2/8.6(b)      Form of Administrative Services Agreement between INVESCO Funds
               Group, Inc. and FKLA.

/2/8.7 Form of Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and FKLA.

/2/8.8 Form of Fund Participation Agreement between FKLA and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Investment Portfolios.

9.             Opinion and Consent of Counsel.

10.            Consent of Independent Accountants.

11.            Not Applicable.

12.            Not Applicable.

/2/13.         Schedules for Computation of Performance Information.

/1/ Incorporated herein by reference to Exhibits filed with the Registration Statement on Form N-4 for FKLA (File No. 333-106150) filed on or about June 16, 2003.

/2/ Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 for FKLA (File No. 333-106312) filed on or about October 9, 2003.

/3/ Incorporated herein by reference to Registration Statement on Form N-4 for FKLA (File No. 333-106645) filed on or about June 30, 2003.

Item 25. Directors and Officers of the Depositor, Federal Kemper Life Assurance Company

     The directors and principal officers of FKLA are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

        Name                                 Office with FKLA
        ----                    -------------------------------------------
James L. Harlin ..............  President, Chief Executive Officer and
                                Director
Russell M. Bostick ...........  Executive Vice President and Chief
                                Information Officer
David S. Jorgensen ...........  Senior Vice President, Controller and Treasurer
Kenneth N. Olson .............  Executive Vice President
Jeffrey S. Schlinsog .........  Chief Actuary and Director
Linda K. Wagner ..............  Executive Vice President and Director
David J. Kundert .............  Director
Charles W. Scharf ............  Director

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant. The response to this item is incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 373-106312) filed on or about October 9, 2003.

Item 27. Number of Contract Owners

     Registrant has not commenced sales of the Contract, therefore, there are no Contract Owners.

Item 28. Indemnification

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article 30 of the By-Laws of Federal Kemper Life Assurance Company "FKLA") provides that each director and officer of the company shall be indemnified by the company against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement, and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) in which he is a party or is threatened to be made a party by reason of his being or having been a director or officer of the company, or serving or having served, at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of FKLA pursuant to the foregoing provisions, or otherwise, FKLA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FKLA of expenses incurred or paid by a director, officer, employee of agent of FKLA in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of FKLA in connection with variable annuity contracts, FKLA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by FKLA is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29. (a)  Principal Underwriter

     Investors Brokerage Services, Inc.("IBS"), a wholly owned subsidiary of Banc One Insurance Holdings, Inc., acts as principal underwriter for FKLA Variable Annuity Separate Account. IBS also acts as principal underwriter for Kemper Investors Life Insurance Company's KILICO Variable Annuity Separate Account, KILICO Variable Separate Account, and Kemper Investors Life Insurance Company Variable Annuity Account C.

Item 29. (b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

     The address of each officer is 1600 McConnor Parkway, Schaumburg, IL 60196-6801.

   Name and Principal             Position and Offices
    Business Address                With Underwriter
-------------------------  ----------------------------------
James L. Harlin..........  Chairman and Director
Michael E. Scherrman ....  President and Director
Jamie L. Riesterer.......  Chief Financial Officer
Thomas K. Walsh..........  Assistant Vice President and Chief
                           Compliance Officer
Kenneth N. Olson.........  Director
Jeffrey A. Worf..........  Secretary
Frank J. Julian..........  Assistant Secretary

Item 29. (c)

     Not Applicable.

Item 30. Location of Accounts and Records

          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Federal Kemper Life Assurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

Item 31. Management Services

     Not Applicable.

Item 32. Undertakings and Representations

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

          Federal Kemper Life Assurance Company ("FKLA") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by FKLA.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

          FKLA, depositor and sponsor of Registrant, FKLA Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Group Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, FKLA, the Separate Account and IBS represent that they will:

          1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

          2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

          3. Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

          4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

Representation Regarding Contracts Issued to Participants in the Texas Optional Retirement Program.

          FKLA, depositor and sponsor of the registrant FKLA Variable Annuity Separate Account, and Investors Brokerage Services, Inc., the principal underwriter of the Flexible Premium Modified Guaranteed, Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by the registrant, will issue the Contracts to participants in the Texas Optional Retirement Program ("Program") in reliance upon, and in compliance with, Rule 6c-7 of the Investment Company Act of 1940, and represent that they will:

          1. Include appropriate disclosure regarding the restrictions on redemptions imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

          2. Include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of annuity contracts to Program participants;

          3. Instruct salespeople who solicit Program participants to purchase annuity contracts specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants; and

          4. Obtain from each Program participant who purchases an annuity contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FKLA Variable Annuity Separate Account, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg and State of Illinois on the 8th day of October, 2003.

                                  FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (Registrant)
                                  By: Federal Kemper Life Assurance Company


                                  By:         /s/  JAMES L. HARLIN
                                     -------------------------------------------
                                        James L. Harlin, President and Chief
                                                Executive  Officer

                                  FEDERAL KEMPER LIFE ASSURANCE COMPANY
                                  (Depositor)


                                  By:           /s/  JAMES L. HARLIN
                                     -------------------------------------------
                                         James L. Harlin, President and Chief
                                                Executive Officer

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following directors and principal officers of Federal Kemper Life Assurance Company in the capacities indicated on the 8th day of October, 2003.

Signature                        Title
-----------------------------    -----------------------------------------------
   /s/  JAMES L. HARLIN          President, Chief Executive Officer and Director
-----------------------------    (Principal Executive Officer)
        James L. Harlin


 /s/  DAVID S. JORGENSEN         Senior Vice President, Controller and Treasurer
-----------------------------    (Principal Financial Officer and Principal
      David S. Jorgensen         Accounting Officer)


  /s/  JEFFREY S. SCHLINSOG
-----------------------------    Director
       Jeffrey S. Schlinsog


 /s/  LINDA K. WAGNER
-----------------------------    Director
      Linda K. Wagner

                                  EXHIBIT LIST

                                                          Sequentially
Exhibit                                                   Numbered
Number                   Description                      Pages
-------  ---------------------------------------------    ------------
4.1      Form of Variable Annuity Contract

9.       Opinion and Consent of Counsel

10.      Consent of Independent Accountants